As filed with the Securities and Exchange Commission on April 10, 2018

Registration No. 333-153338
Registration No. 811-08292

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]
Pre-Effective Amendment No. ______	[ ]
Post-Effective Amendment No. 12	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

8055 East Tufts Avenue, Suite 710
Denver, Colorado 80237
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on May 1, 2018, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on ____________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA SVUL-CV

A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account L1

Supplement dated May 1, 2018

This supplement updates and amends certain information contained in your prospectus dated May 1, 2018. Please read it carefully and keep it with your prospectus for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Voya Multi-Manager Large Cap Core Portfolio.*

On March 15, 2018, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the Voya Multi-Manager Large Cap Core Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 24, 2018 (the "Reorganization Date"), Class I shares of the Voya Multi-Manager Large Cap Core Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya Index Plus LargeCap Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on August 10, 2018, through the close of business on August 24, 2018, the Merging Fund will be in a "transition period" during which time a transition manager will sell all or most of its assets and the transition manager may hold a large portion of the Merging Fund's assets in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the Subaccount that invests in the Merging Fund to any other available Subaccount or to the Guaranteed Interest Division. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the Transfers section beginning on page 54 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the Subaccount that invests in the Merging Fund will automatically become an investment in the Subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Account Value immediately before the reallocation will equal your Account Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invests in the Merging Fund will be automatically allocated to the Subaccount that invests in the Surviving Fund. **See the Transfers section beginning on page 54 of your policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.voyalifecustomerservice.com.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA SVUL-CV
A SURVIVORSHIP FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force on the Second Death.
- Are calculated under your choice of options:
  > Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  > Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  > Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount, any unpaid fees and charges and any accelerated benefit lien assessed under the terms of the Accelerated Benefit Rider. **See Accelerated Benefit Rider, page 46, for further information about the effect of any accelerated benefit lien upon the Death Benefit Proceeds.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 84**, for further information about the amount of compensation we pay.

Fund Managers

Mutual funds managed by the following investment managers are available through the policy:
- AJO, LP
- Amundi Pioneer Asset Management, Inc.
- BAMCO, Inc.
- BlackRock Advisors, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- FMR Co., Inc.
- Frontier Capital Management Company, LLC
- Invesco Advisers, Inc.
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Neuberger Berman Investment Advisers LLC
- Northern Cross, LLC
- OppenheimerFunds, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company of Virginia, LLC
- Voya Investment Management Co. LLC
- Voya Investments, LLC

This prospectus describes what you should know before purchasing the Voya SVUL-CV variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency. The policy is subject to investment risk.

The date of this prospectus is May 1, 2018.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully.

Additionally, see Appendix D for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "Company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the lifetimes of the insured people.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact Customer Service or your agent/registered representative.

You may contact Customer Service at: **P.O. Box 5065**
      Minot, ND 58702-5065
      1-877-253-5050
      www.voyalifecustomerservice.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard Voya SVUL-CV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.
	• References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 25.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of the Target Death Benefit for which you applied.
	• The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us.
	• Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 22.**	• You choose when to pay and how much to pay.
	• You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value.
	• You cannot pay additional premiums after age 121 of the younger insured person.
	• We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract.
	• We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 15.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division.
	• The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund.
	• Your Separate Account Value will vary with the investment performance of the mutual funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value.
	• The Guaranteed Interest Division is part of our general account.
	• We credit interest of at least 3.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.
Right to Examine Period **See Right to Examine Period, page 24.**	• During the right to examine period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	• Generally, there are two types of right to examine refunds: > Some states require a return of all premium we have received; and > Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The right to examine refund that applies in your state will be stated in your policy.
	• **See Allocation of Net Premium, page 23, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, **page 34.**
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include any additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of the following three death benefit options available under your policy:
	  > Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  > Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  > Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force on the Second Death, meaning the death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount, any outstanding fees and charges incurred before the Second Death and any outstanding accelerated benefit lien including accrued interest.
	• Until age 121 of the younger insured person, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect on the Second Death.
	• After age 121 of the younger insured person, your policy may continue pursuant to the continuation of coverage provision. For details about the changes that are made to your policy at the younger insured person's Age 121, **see Continuation of Coverage, page 36**.
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 41.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  > Optional rider benefits that you must select before they are added to your policy; and
	  > Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state but the available riders may include:
	  > The Accelerated Benefit Rider;
	  > The Adjustable Term Insurance Rider;
	  > The Guaranteed Minimum Accumulation Benefit Rider; and
	  > The Overloan Lapse Protection Rider.

Transfers See Transfers, page 54.	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 57.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.

Asset Allocation Programs **See Dollar Cost Averaging, page 55.** **See Automatic Rebalancing, page 56.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 52.**	• After the first policy month, you may take loans against your policy's Net Surrender Value. • Unless otherwise required by state law, a loan must be at least $500.00 and is generally limited to 90.00% of your Net Surrender Value. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate of 3.75% in policy years one through five and at an annual rate of 3.00% (guaranteed not to exceed 3.15%) in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax and/or legal adviser before taking a loan against your policy's Net Surrender Value.
Partial Withdrawals **See Partial Withdrawals, page 61.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $500.00 and may not exceed the amount which leaves your Net Surrender Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit and (consequently the Target Death Benefit) under your policy and may result in a surrender charge. • Partial withdrawals may also have tax consequences, and you should consult with a tax and/or legal adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 64.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period and before the Second Death. • Your Net Surrender Value is your Surrender Value minus any outstanding Loan Amount. • Your Surrender Value is your Account Value minus any surrender charges. • Surrender charges apply for the first ten years of each Segment of Stated Death Benefit. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the eleventh Segment year. • Surrender charge rates vary by the Joint Equivalent Age at the time each Stated Death Benefit Segment is established. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax and/or legal adviser before surrendering your policy.

Reinstatement **See Reinstatement, page 65.**	• Before age 121 of the younger insured person and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Minimum Accumulation Benefit Rider) if you did not surrender your policy and each living insured person is still insurable according to our normal rules of underwriting for those risk classes and ratings. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. • When we reinstate your policy we reinstate the surrender charges for the amount and time as if your policy had not lapsed. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax and/or legal adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 26.**	• In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Investment Risk
 	
See The Separate Account, page 15.
 	
See The Guaranteed Interest Division, page 19.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the Subaccounts of the Separate Account:
	  > Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds;
	  > You assume the risk that your values may decline or may not perform to your expectations;
	  > Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  > Each fund has various investment risks, and some funds are riskier than others;
	  > You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount;
	  > The particular risks associated with each fund are detailed in the fund's prospectus; and
	  > There is no assurance that any fund will achieve its stated investment objective.

Investment Risk (continued)	• For amounts you allocate to the Guaranteed Interest Division: > Interest rates we declare will change over time, but not more frequently than every policy anniversary; and > You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%. • You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.
Grace Period and Lapse **See Lapse, page 64.**	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date your Net Account Value (meaning the Account Value minus any Loan Amount) is zero or less. • If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges *See Purchasing a Policy,* **page 21.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.
Taxation **See TAX CONSIDERATIONS, page 66.**	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. • Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you: > Reduction in the amount of your insurance coverage; > Surrender; > Partial withdrawals; > Lapse; and > Loans; > Reinstatement. • In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well. • There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy. • **Consult with a tax and/or legal adviser before you purchase a policy.**
Sales Compensation **See** *Distribution of the Policy***, page 84.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage under the policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 26.**

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges**
Premium Expense Charge	• When you make a premium payment.	• 9.00% of premium up to target premium and 6.50% of premium in excess of target premium in Segment year 1, and lower thereafter.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Surrender Charge[1]	• During the first ten Segment years when you surrender your policy, decrease your Stated Death Benefit, take a partial withdrawal that decreases your Stated Death Benefit or allow your policy to lapse.	Range from • $5.00 to $39.80 per $1,000.00 of Stated Death Benefit. Representative insured people • $18.50 per $1,000.00 of Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Excess Illustration Fee[2]	• Each time you request an illustration after the first each policy year.	• $25.00.

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[1] The surrender charge rates shown are for the first Segment year. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the eleventh Segment year. The rates vary based on the Joint Equivalent Age at the time each Segment of Stated Death Benefit is established. The rates shown for the representative insured people are for the first policy year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[2] We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 28.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[3]
Cost of Insurance Charge[4]	• On each Monthly Processing Date.	Range from • $0.01 to $83.34 per $1,000.00 of net amount at risk. Representative insured people • $0.01 per $1,000.00 of net amount a risk for each Segment of your Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Mortality and Expense Risk Charge	• On each Monthly Processing Date.	• 0.025% (0.30% annually) of Account Value invested in the Separate Account.
Policy Charge[5]	• On each Monthly Processing Date.	• $30.00.
Administrative Charge[6]	• On each Monthly Processing Date.	Range from • $0.08 to $1.67 per $1,000.00 of Stated Death Benefit. Representative insured people • $0.23 per $1,000.00 of Stated Death Benefit. • The representative insured people are a male and a female, age 55. • The rates shown for the representative insured people are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% per annum of the amount held in the Loan Division in policy years 1 – 5, and lower thereafter.

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[3] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4] The cost of insurance rates vary based on policy duration and the age, gender and risk class of each insured person. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured people are for the first policy year and generally increase each year thereafter. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The policy charge varies based on the amount of Stated Death Benefit and policy duration. **See Policy Charge, page 29, for more detail about the policy charge rates.**

[6] The administrative charge rates vary based on the Segment duration, the amount of Stated Death Benefit for each Segment, the risk class of each insured person and the Joint Equivalent Age and generally decrease after the fifth and fifteenth Segment years. The rates shown for the representative insured people are for the first policy year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Administrative Charge, page 30, for information about how the amount of the administrative charge is determined.**

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 30.**

Accelerated Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[7]
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Accelerated Benefit Lien Interest Charge	• Interest on the amount of the lien accrues daily and is added to the amount of the lien.	• The greater of: > The current yield on 90 day treasury bills; or > The current maximum statutory adjustable policy loan interest rate.

Adjustable Term Insurance Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[7]
Adjustable Term Insurance Rider Cost of Insurance Charge[8]	• On each Monthly Processing Date.	Range from • $0.01 to $83.34 per $1,000.00 of rider benefit. Representative insured people • $0.02 per $1,000.00 rider benefit. • The representative insured people are a male and a female, age 60. • The rates shown for the representative insured people are for the first rider year.
Adjustable Term Insurance Rider Administrative Charge[9]	• On each Monthly Processing Date.	Range from • $0.001 to $1.50 per $1,000.00 of the difference between the Target Death Benefit and the Stated Death Benefit. Representative insured people • $0.10 per $1,000.00 rider benefit. • The representative insured people are a male and a female, age 60. • The rates shown for the representative insured people are for the first rider year.

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[7] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[8] The rates for this rider vary based on rider duration and the age, gender and risk class of each insured person and generally increase each year. The rates shown for the representative insured people are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[9] The rates for this rider vary based on rider duration, risk class of each insured person and the Joint Equivalent Age and generally decrease after the fifth rider year. The rates shown for the representative insured people are for the first rider year. The rates shown may have been rounded up to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges *(continued)*.

Guaranteed Minimum Accumulation Benefit Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[10]
Guaranteed Minimum Accumulation Benefit Rider Charge	• On each Monthly Processing Date during the guarantee period.	• 0.10% (1.15% on an annual basis) of the minimum accumulation value.[11]

Overloan Lapse Protection Rider

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[10]
Overloan Lapse Protection Rider	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value.[12]

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[10] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown, and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[11] The minimum accumulation value equals the sum of all premium payments we have received for the policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Account Value (or that may have been waived under the provisions of the policy or another rider), with the result accrued at an annual interest rate that may vary by policy year. The monthly percentage shown has been rounded up to the nearest tenth of one percent and the actual percentage charged is lower than this rounded amount. **See Guaranteed Minimum Accumulation Benefit Rider, page 45, for more detail about the features and benefits of and charge for this rider, (including the unrounded monthly amount of the charge).**

[12] Your Account Value is the sum of the value of amounts allocated to the Subaccounts of the Separate Account, amounts allocated to the Guaranteed Interest Division and any amounts set aside in the Loan Division.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 31.**

	Minimum	**Maximum**
Total Annual Fund Expenses (deducted from fund assets)[13]	0.27%	1.26%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 16.**

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[13] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Surrender Charge.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "Company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 710, Denver, CO 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 66, for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses, whether or not realized, credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are currently available through the Separate Account.

Funds Currently Available Through the Separate Account[*]

- American Funds Insurance Series® – Growth Fund (Class 2)
- American Funds Insurance Series® – Growth-Income Fund (Class 2)
- American Funds Insurance Series® – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- M Capital Appreciation Fund[1]
- M International Equity Fund[1]
- M Large Cap Growth Fund[1]
- M Large Cap Value Fund[1]
- Neuberger Berman AMT Sustainable Equity Portfolio (Class I)[2]
- Voya Balanced Portfolio (Class I)
- Voya Global Bond Portfolio (Class S)
- Voya Global Equity Portfolio (Class I)[3]
- Voya Global Perspectives® Portfolio (Class I)[4]
- Voya Government Liquid Assets Portfolio (Class S)
- Voya Growth and Income Portfolio (Class I)
- Voya Index Plus LargeCap Portfolio (Class I)
- Voya Index Plus MidCap Portfolio (Class I)
- Voya Index Plus SmallCap Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya International Index Portfolio (Class S)
- Voya Large Cap Growth Portfolio (Class I)
- Voya Large Cap Value Portfolio (Class I)
- Voya Limited Maturity Bond Portfolio (Class S)
- Voya MidCap Opportunities Portfolio (Class I)
- Voya Multi-Manager Large Cap Core Portfolio (Class I)

- Voya Retirement Growth Portfolio (Class I)[3, 4]
- Voya Retirement Moderate Growth Portfolio (Class I)[3, 4]
- Voya Retirement Moderate Portfolio (Class I)[3, 4]
- Voya Russell™ Large Cap Growth Index Portfolio (Class I)
- Voya Russell™ Large Cap Index Portfolio (Class I)
- Voya Russell™ Large Cap Value Index Portfolio (Class I)
- Voya Russell™ Mid Cap Growth Index Portfolio (Class I)
- Voya Russell™ Small Cap Index Portfolio (Class I)
- Voya Small Company Portfolio (Class S)
- Voya SmallCap Opportunities Portfolio (Class I)
- Voya Solution Moderately Aggressive Portfolio (Class I)[4]
- Voya U.S. Bond Index Portfolio (Class I)
- Voya U.S. Stock Index Portfolio (Class I)
- VY® Baron Growth Portfolio (Class I)
- VY® Clarion Global Real Estate Portfolio (Class S)
- VY® Columbia Small Cap Value II Portfolio (Class I)
- VY® Invesco Comstock Portfolio (Class I)
- VY® Invesco Equity and Income Portfolio (Class I)
- VY® Invesco Growth and Income Portfolio (Class S)
- VY® JPMorgan Emerging Markets Equity Portfolio (Class I)
- VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
- VY® Oppenheimer Global Portfolio (Class I)
- VY® Pioneer High Yield Portfolio (Class I)
- VY® T. Rowe Price Capital Appreciation Portfolio (Class I)
- VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- VY® T. Rowe Price Equity Income Portfolio (Class I)
- VY® T. Rowe Price International Stock Portfolio (Class I)
- VY® Templeton Foreign Equity Portfolio (Class I)

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[*] **See Appendix B for further information about the funds available through the Separate Account.**

[1] The M Funds are only available through broker/dealers associated with the M Financial Group.

[2] Prior to May 1, 2018, this fund was known as the Neuberger Berman AMT Socially Responsive Portfolio.

[3] This fund employs a managed volatility strategy. **See the Funds With Managed Volatility Strategies section on page 34 for more information about managed volatility funds.**

[4] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 12 and the Fund of Funds section on page 33 for more information about "fund of funds."**

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. Please read them carefully before investing. You may obtain these documents by contacting Customer Service.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Selection of Underlying Funds. The underlying funds available through the policy described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the policies. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the policy. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions. If we determine that we are permitted to vote the shares in our own right, we may do so.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. We do not guarantee that each fund will always be available for investment through the policy. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional Subaccounts that will invest in new funds or fund classes we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. See also the **Transfers** section of this prospectus, page 54, for information about making Subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  > A fund no longer suits the purposes of your policy;
  > There is a change in laws or regulations;

> There is a change in the fund's investment objectives or restrictions;
> The fund is no longer available for investment; or
> Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a mutual fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting privileges for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of policies to which the policy belongs.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify Customer Service.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your Net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Voya SVUL-CV variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with Voya. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact Customer Service or your agent/registered representative.

Underwriting

On the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured people are insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured people. Through our underwriting process we also determine the risk classes for the insured people if the application is accepted. Risk class is based on such factors as each proposed insured person's age, gender and health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your Target Death Benefit (which generally must be at least $250,000.00);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the lives of the two insured people when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "Insured people" are the persons on whose lives we issue the policy, and the insured people generally can be no more than Joint Equivalent Age 85. "Joint Equivalent Age" under the policy means the sum of both insured people's ages adjusted for the differences in genders, divided by two and rounded down.

You may request that we back-date the policy up to six months to allow the insured people to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date. **See Age, page 76.**

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 42, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 of the younger insured person (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 78.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The investment date is the date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium you selected. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 of the younger insured person (except amounts required to keep the policy from lapsing);
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured people are insurable according to our normal underwriting rules for the applicable risk classes and ratings at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured people are insurable according to our normal underwriting rules for the applicable risk classes and ratings at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the Joint Equivalent Age, risk classes of the two insured people and any substandard ratings of the two insured people. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 64.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by Customer Service; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the Voya Government Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs after the initial period, which is five days after the date we mailed your policy to you plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 64, for more information about how to keep your policy from lapsing. See also Reinstatement, page 65, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:

- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of right to examine refund will affect the allocation of premiums received before the end of the right to examine period is allocated to the Subaccounts. **See Allocation of Net Premium, page 23.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of Target Death Benefit for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:

- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- Any person intended to be insured dies by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 23.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive.

Segment Year	Premium Expense Charge for Amounts up to Target Premium	Premium Expense Charge for Amounts in Excess of Target Premium
1	9.00%	6.50%
2 +	4.50%	3.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage proportionally, based on the target premium for each coverage Segment. Premium expense charge rates decline after the first Segment year.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten Segment years when you:
- Surrender your policy;
- Allow your policy to lapse;
- Decrease your Stated Death Benefit; or
- Take a partial withdrawal that decreases the amount of your Stated Death Benefit.

The amount of the surrender charge depends on the amount of Stated Death Benefit surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase your Stated Death Benefit, we set surrender charge rates based on the Joint Equivalent Age of the insured person. Surrender charges apply for the first ten years of each Segment of Stated Death Benefit. Surrender charge rates generally decline beginning in the sixth Segment year and reach zero beginning in the eleventh Segment year. Each coverage Segment will have its own set of surrender charge rates which will apply only to that Segment. **See Changes in the Amount of Your Insurance Coverage, page 34.** The maximum rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table on page 8 for the minimum and maximum surrender charge rates and the rates for the representative insured people.**

For full surrenders, you will receive the Surrender Value of your policy. For decreases in the amount of Stated Death Benefit, the surrender charge will reduce your Account Value. If there are multiple Segments of Stated Death Benefit, the coverage decreases and surrender charges assessed will be processed proportionally.

In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums paid minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

The surrender charge helps offset the expenses we incur in issuing and distributing the policy.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each illustration of your Account Values that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:
- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured people's ages at issue and each date you increase your insurance coverage (a "Segment date"), genders, risk classes and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite Ultimate Mortality Tables, age nearest birthday. The maximum rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for the representative insured people.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured people. The net amount at risk is affected by the same factors that affect your Account Value, namely:

- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we may deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Percentage of the Amount Invested in the Separate Account	
Current	**Guaranteed**
0.00%	0.025% (0.30% on an annual basis)

This charge, if assessed, will help compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on duration and the amount of Stated Death Benefit. The current policy charge each month is as follows:

Policy Years	Less than $500,000.00 in Stated Death Benefit	$500,000.00 or more in Stated Death Benefit
1–5	$30.00	$30.00
6–10	$20.00	$15.00
11–20	$20.00	$10.00
21+	$16.00	$8.00

The guaranteed policy charge for all policies is $30.00 per month in all policy years.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each segment divided by 1,000. We calculate the administrative charge separately for each Segment of your Stated Death Benefit. The current monthly administrative charge rates vary depending on the Segment duration, Joint Equivalent Age and risk class of each insured person and generally decrease after the fifth and fifteenth Segment years. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum administrative charge rates and the rates for the representative insured people.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate transaction charges, monthly fees and charges or other costs associated with the riders available under the policy. **See the Rider Fees and Charges tables beginning on page 10, the Optional Rider Benefits section on page 42 and the Automatic Rider Benefits section on page 46 for more information about the charges and costs associated with the rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 12 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the underlying mutual funds or from the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company, and its affiliates, for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated mutual funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers my provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2017 in connection with the registered variable life insurance policies issued by the Company, that ranking would be as follows:

- American Funds Insurance Series®;
- BlackRock V.I. Funds;
- Fidelity® Variable Insurance Product Portfolios; and
- Neuberger Berman Advisers Management Trust Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2017, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See *Distribution of the Policy,* page 84.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the Separate Account on page 16.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the policy. During rising markets, the hedging strategies employed to manage volatility could result in your Separate Account Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Separate Account Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of funds available through the Separate Account on page 16.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage Segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit. Generally, we require a minimum of $250,000.00 of Target Death Benefit to issue your policy.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information About the Adjustable Term Insurance Rider, page 21.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we may do this for you.

Decreases in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Your request must be made on or before the earlier of Joint Equivalent Age 85 and age 90 of the older insured;
- Your request must be for at least $25,000.00; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 42.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium; and
- A new surrender charge.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced target premium amounts;
- Reduced cost of insurance charges; and
- Increased administrative charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments proportionally unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax and/or legal adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 69.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the younger insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the Second Death, unless the policy lapses or is surrendered. However:
- We accept no further premium payments (except amounts required to keep the policy from lapsing); and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Account Value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See Surrender, page 64.**

The tax consequences of coverage continuing beyond the younger insured person's 100th birthday are uncertain. You should consult a tax and/or legal adviser as to those consequences. See Continuation of a Policy, page 71.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured people's ages and genders at any point in time, multiplied by the Account Value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured people when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121 of the younger insured person. Both insured people must be alive at the time of the change.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:
- The amount of Stated Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under death benefit Option 2, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121 of the younger insured person. If Death Benefit Option 2 is in effect at age 121 of the younger insured person, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121 of the younger insured person. If Death Benefit Option 3 is in effect at age 121 of the younger insured person, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 36.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 of the younger insured person you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 42.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your Stated Death Benefit. Additionally, we do not adjust the target premium when you change your death benefit option. **See Surrender Charge, page 27.**

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a tax and/or legal adviser before making changes.

Death Benefit Proceeds

After the Second Death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The Second Death occurs on the death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:

- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the Second Death; minus
- Any outstanding accelerated benefit lien including accrued lien interest.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:

- Due proof of the death of both insured people;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the Second Death to the date of payment. Unless otherwise required by state law, we will compute interest using our most current interest rate for amounts left on deposit under Settlement Option 3 (the hold at interest settlement option). If we pay the Death Proceeds more than 30 calendar days after the date we receive due proof of the death claim, we will pay interest beginning on the thirty-first calendar day at an annual interest rate of 10% plus our most current interest rate for amounts left on deposit under Settlement Option 3.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled at any time. ***Adding or canceling riders may have tax consequences. See Modified Endowment Contracts, page 69.***

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider on or before the earlier of joint Equivalent Age 85 and age 90 of the older insured assuming both insured people are alive and insurable. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $250,000.00.

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date") on or before the earlier of Joint Equivalent Age 85 and age 90 of the older insured. You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur on or before the earlier of the Joint Equivalent Age 85 and age 90 of the older insured.

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 34, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your Target Death Benefit) provided:
- No coverage under the Adjustable Term Insurance Rider is allowed during the first policy year;
- The minimum incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Stated Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve coverage under the Adjustable Term Insurance Rider or any change in that coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider Coverage, including those in which the policy is issued in relation to estate planning and other Company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled. After the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change unless you request and we approve a new schedule of Target Death Benefits.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2, and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 61; and Changes in the Amount of Your Insurance Coverage, page 34.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct separate monthly cost of insurance and administrative charges from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue ages, genders and risk classes of the insured people, as well as the length of time since your rider effective date.

Each month we deduct an administrative charge for this rider equal to our current monthly administrative charge rates multiplied by the difference between the amount of your Target Death Benefit and your Stated Death Benefit divided by 1,000. The rates vary based on the Joint Equivalent Age and generally decrease after the fifth and tenth Segment years. The rates that apply to you will be set forth in your policy. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum administrative charge rates and the rates for the representative insured people.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit coverage under the policy. There are no surrender charges for this coverage. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term insurance rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk classes even though satisfactory new evidence of insurability is required for the increase. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the Stated Death Benefit coverage under the policy, the current rates for this rider are generally lower than current cost of insurance rates for the Stated Death Benefit. **See Cost of Insurance, page 28.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the Second Death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the younger insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider:
- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider;
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage; and
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. See *Distribution of the Policy*, page 84.

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Minimum Accumulation Benefit Rider. The Guaranteed Minimum Accumulation Benefit Rider provides a guarantee that at the end of the guarantee period your Account Value will not be less than the minimum accumulation value, provided:
- Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
- At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives®, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

The guarantee period is 20 years from the Policy Date. The guaranteed minimum accumulation value is equal to the sum of all premium payments we have received minus all partial withdrawals you have taken and all fees and charges we have deducted from your Account Value (or that may have been waived under the provisions of your policy or another rider), accrued at an annual interest rate that may vary by policy year. That rate is currently 3.00% for all policy years.

At the end of the guarantee period we will compare your Account Value with the minimum accumulation value. If the Account Value is greater, then there will be no adjustment to your Account Value and this rider will terminate. If the minimum accumulation value is greater, then we will increase your Account Value by allocating an amount equal to the difference between the Account Value and the minimum accumulation value among the various investment options in which your Account Value is allocated, on a proportional basis taking into account any outstanding Loan Division Value.

Each month during the guarantee period we deduct a charge for this rider. The amount of this charge will be determined by multiplying the minimum accumulation value by the amount shown in your policy. The current and maximum guaranteed amount of this charge is 0.09583% on a monthly basis (1.15% on an annual basis). **See the Rider Fees and Charges tables beginning on page 10.**

You should consider the following when deciding whether to add the Guaranteed Minimum Accumulation Benefit Rider to your policy:
* You may add this rider only when you apply for the base policy;
* There is currently only one guarantee period available: 20 years;
* The guarantee period is measured from the Policy Date;
* Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 54**);
* You may terminate this rider at any time during the guarantee period upon written notice to us; and
* If this rider terminates, it cannot be reinstated.

We will notify you if on any Monthly Processing Date your policy is not sufficiently diversified. If you do not sufficiently diversify your policy within 61 days from the Monthly Processing Date on which your policy was not sufficiently diversified, this rider will terminate.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the Second Death.

Generally, we will provide an accelerated benefit under this rider if only one of the insured people is alive and has one or more of the following:

- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the surviving insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the surviving insured person would die. Such conditions may include, but are not limited to:
  > A major organ transplant; and
  > Continuous artificial life support.
- A medical condition that usually requires continuous confinement in an eligible institution and in which the surviving insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  > Coronary artery disease resulting in an acute infarction or requiring surgery;
  > Permanent neurological deficit resulting from cerebral vascular accident; or
  > End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the surviving insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable on the Second Death or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:

- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see the Rider Fees and Charges tables beginning on page 10)**;
- The accelerated benefit will first be used to repay any outstanding Loan Amount. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  > The amount payable on the Second Death under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;

> Your access to the value of your policy, if any, through surrender, withdrawal or loan will be limited to the excess of the value of your policy over the amount of the lien;

> You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;

> Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;

> Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and

> Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate **(see the Rider Fees and Charges tables beginning on page 10)**.

- There may be tax consequences to requesting payment under this rider, and you should consult with a tax and/or legal adviser for further information. **See Accelerated Benefit Rider, page 71.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Surrender Value or Net Account Value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 68.**

You may exercise this rider by written request if all of the following conditions are met:

- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 37)**;
- At least 15 years have elapsed since your Policy Date;
- The younger insured person is at least age 75;
- Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
- Your outstanding Loan Amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 52; see also Loan Interest, page 53)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 69)**; and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 37)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:

- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - > We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables beginning on page 10)**;
  - > If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 38)**;
  - > The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - > Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - > All other benefit riders will be terminated.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - > We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - > You may not make any further premium payments;
  - > Any unpaid loan interest will be added to your Loan Division Value;
  - > You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - > You may not add any additional benefits by rider in the future; and
  - > You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:
- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest earned on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange ("NYSE") is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:

- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date Customer Service receives your premium or transaction request in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:

- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 19.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:

- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 52.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500.00 and the maximum amount you may borrow is generally limited to 90.00% of the Net Surrender Value of your policy. However requesting a maximum loan may cause your policy to enter the Grace Period before the next policy anniversary.

Your loan request must be directed to Customer Service. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 3.00%. Interest that we credit to the Loan Division becomes part of your Loan Division value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% in policy years one through five and currently 3.00% in all years thereafter (guaranteed not to exceed 3.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- Failure to make loan repayments could cause your policy to lapse;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount including accrued but unpaid loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 68.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 57.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. This transfer is limited to the greater of:

- 25.00% of your Guaranteed Interest Division value at the time of the first such transfer;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the Voya Limited Maturity Bond Portfolio or the Voya Government Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your right to examine period if your state requires return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which Customer Service receives your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at Customer Service. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

Although you may discontinue your automatic rebalancing program at any time, we reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the policy.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit life insurance policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact Customer Service or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Surrender Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $500.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Surrender Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:
- Under Death Benefit Option 1, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 27.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee. Your Account Value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your Stated Death Benefit.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the partial withdrawal would be less than $250,000.00.

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 67.**

Policy Split Option

Under certain circumstances, you may divide your policy into two single life insurance policies: one on each of the two insured people. The new policies must be products acceptable to us at the time of the split. We will not require evidence of insurability, but both of the insured people must be living at the effective date of the split. If either insured person is not alive on that date, your split is void. You may not choose this benefit if either of the insured people has been rated uninsurable, has a higher rating than 3.0 times the non-rated risk class or either of the insured people is over age 85.

On the effective date of the policy split, the Total Death Benefit will be divided equally between the two new single life insurance policies.

Unless law requires otherwise, you may use the Policy Split Option upon the occurrence of any of the following events:
- There is a dissolution of business conducted or owned by the two insured people;
- Three months following the effective date of a final dissolution decree regarding the marriage (or same sex relationship, when recognized by applicable law) of the two insured people; or
- There is a change to the federal estate tax law which results in either:
  > Removal of the unlimited marital deduction provision; or
  > A reduction in the current maximum federal estate tax of at least 50.00% from the rate as of the Policy Date.

You must send us written notice of your election to use the Policy Split Option within 180 days of the eligible event. You must provide satisfactory evidence that the event has occurred.

The effective date of the policy split is the first monthly processing date after we approve it. The insurance coverage under the two individual life insurance policies will start on the effective date of the policy split.

All terms and conditions of the new policies apply once your policy is split and they may differ from those of this policy. Consult your new single life insurance policies.

The premium for each new policy will be based on each insured person's age, gender and risk class at the time of the split of your policy. Premium will be due for each new policy under the terms of the new policy. Your Account Value less any applicable surrender charge due of the old policy will be allocated to the new policies on the effective date in the same proportion that the Base Death Benefit was divided between the two single life insurance policies. If this allocation causes an increase in the Base Death Benefit of either of the new single life policies, we may limit the amount applied to each new policy. Any remaining Account Value less any applicable surrender charge will be paid to you and may be taxable.

Each new policy will have a new Policy Date. However, we will continue to measure the suicide and incontestability periods for the new policies from the Policy Date of the old policy. If you have an outstanding policy loan, it will be divided and transferred to each new single life insurance policy in the same proportion as your Account Value less any applicable surrender charge is allocated. Any person or entity to which you have assigned your policy must agree to the policy split. An assignment of your policy will apply to each new single life insurance policy.

Riders may or may not be available on the new policies and may be subject to proof of insurability.

Exercising the Policy Split Option may be treated as a taxable transaction. Moreover, the two single life insurance policies could be treated as modified endowment contracts.

You may not split your policy into two single life insurance policies if:
- Either insured person is over the age of 85;
- The continuation of coverage period has begun;
- One of the insured people has died;
- Your grace period has ended and the policy has lapsed; or
- Your policy has been terminated or surrendered.

You should consult a tax and/or legal adviser before exercising the Policy Split Option.

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period and while either of the insured people is alive. Your Net Surrender Value is equal to your Surrender Value minus any outstanding Loan Amount. Your Surrender Value is equal to your Account Value minus any applicable surrender charge.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date Customer Service receives your policy and written surrender request in good order. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy we may deduct a surrender charge. **See Surrender Charge, page 27.** Surrender of your policy may have adverse tax consequences. See *Distributions Other than Death Benefits*, page 68.

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the Second Death occurs during the grace period we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount and periodic fees and charges owed.

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 68.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than the Guaranteed Minimum Accumulation Benefit Rider) by written request any time within five years after it has lapsed and before the younger insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. When we reinstate your policy we reinstate the surrender charges for the amount and time remaining as if your coverage had not lapsed. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:
- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a tax and/or legal adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 69.**

TAX CONSIDERATIONS

The following summary provides a general description of the U.S. federal income tax considerations associated with the policy and does not purport to be complete. In addition, this summary generally does not cover federal estate, gift and generation-skipping tax implications or state, local and foreign taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction. If you have any questions about the tax treatment of any distribution from your policy or transaction involving your policy, please consult a tax and/or legal adviser.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 37.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 68.** If we return premium (with interest) in order to bring your policy into compliance with the requirements of the guideline premium test under Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect. The amount of any interest returned is includible in your gross income.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your account values. These differences could result in the IRS treating you as the owner of a pro rata share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the recipient under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Certain transfers of the policy may result in a portion of the death benefit being taxable. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. If the death benefit is not taken in a lump sum and is, instead, applied under a periodic payment settlement option, a portion of each payment will be taxable income. If the death benefit is left on deposit with us, amounts credited as interest will be taxable income. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a tax and/or legal adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until amounts are distributed or deemed to be distributed. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a tax and/or legal adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Tax laws require that all modified endowment contracts that are issued by a company or its affiliates to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made or deemed to have been made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. If the entire Account Value is assigned or pledged, subsequent increases in the Account Value are also treated as distributions for as long as the assignment or pledge remains in place. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  > Made on or after the date on which the taxpayer attains age 59½;
  > Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  > Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax and/or legal adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect. The amount of any interest returned is includible in your gross income. We will monitor the policy and will attempt to notify you on a timely basis if your policy is in jeopardy of becoming a MEC. You may then request that we take whatever steps are available to avoid treating the policy as a MEC, if that is desired.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax and/or legal adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a tax and/or legal adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are generally excludable from your gross income if you are one of the insured people under the. **(See Accelerated Benefit Rider, page 46, for more information about this rider.)** If the recipient is someone other than the insured, or the policy has been transferred, you should consult a tax and/or legal adviser about the consequences of requesting payment under this rider.

Continuation of a Policy

Because the IRS has issued limited guidance on this issue, the tax consequences of continuing the policy after the younger insured person reaches age 100 are unclear.

Continuation of a Policy

Because the IRS has issued limited guidance on this issue, the tax consequences of continuing the policy after the younger insured person reaches age 100 are unclear.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides that no gain or loss will be recognized on the exchange of a life insurance policy for another life insurance policy, endowment contract, annuity contract or long term care insurance contract, provided that certain requirements are met.

If this policy is being issued in exchange for another life insurance policy, the requirements that must be met to receive tax-free treatment under Section 1035, include but are not limited to: (1) the policies must have the same insured; and (2) the exchange must occur through an assignment of your old policy to us or by a direct transfer of the account value of the old policy to us by the issuer of the old policy. If your old policy was a modified endowment contract your new policy will also be a modified endowment contract. You cannot exchange an endowment, annuity, or long-term care insurance contract for a life insurance policy tax-free.

If any money or other property is received in the exchange ("boot"), gain (but not loss) will be recognized equal to the lesser of the gain realized on the exchange or the amount of the boot received. We accept Section 1035 exchanges of life insurance policies with outstanding loans. If the amount of the loan under the policy exchanged is greater than the amount of the loan under the policy issued in the exchange, the difference will be treated as boot and may result in the recognition of gain.

Generally, the new policy will have the same investment in the policy as the exchanged policy. However, if boot is received in the exchange the investment in the policy will be adjusted.

Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Taxation of Policy Splits

The Policy Split Option permits the split of a policy into two single life policies upon the occurrence of:
- Dissolution of business conducted or owned by the insured people;
- A dissolution of the marriage (or same sex relationship, when recognized by applicable law) of the insured people; or
- Certain changes in federal estate tax laws.

Using the Policy Split Option could have adverse tax consequences. Before you exercise the Policy Split Option, it is important that you consult with a tax and/or legal adviser regarding the possible tax consequences.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a tax and/or legal adviser regarding the consequences of purchasing and owning a policy. These consequences include the possibility that unrelated business income tax could apply.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements. The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a tax and/or legal adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax and/or legal adviser.

Net Investment Income Tax

A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to the taxable portion of (1) any proceeds distributed from the Account Value as annuity payments pursuant to a settlement option; or (2) the proceeds of any sale or disposition of the policy. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, we generally do not withhold income taxes if you elect in writing not to have withholding apply. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. If you elect not to have amounts withheld, or the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you or your beneficiary is a non-resident alien, U.S. federal withholding on taxable distributions or death benefits will generally be at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a tax and/or legal adviser before purchasing a policy.

FATCA Withholding

If the payee of a distribution (including a death benefit) from a policy is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Internal Revenue Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the policy or the nature of the distribution. The rules regarding FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a tax and/or legal adviser.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a tax and/or legal adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Provisions

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our Company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured people's Joint Equivalent Age (stated in your policy schedule). On the Policy Date, the Joint Equivalent Age of the insured people can generally be no more than 85. The Joint Equivalent Age stated in your policy schedule is the sum of both insured people's ages adjusted for the differences in ages and genders, divided by two and rounded down. An individual insured person's age is measured on the birthday nearest to the Policy Date. The individual age of each insured person generally must be no more than 90 on the Policy Date. The difference in the two insured people's ages can be no more than 30 years. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

We often use age to calculate rates, charges and values. We determine the insured people's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the lifetime of the insured people. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the Second Death receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the Second Death, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the Second Death, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the lifetime of the insured people. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters***, page 71.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters***, page 71.**

Incontestability

After your policy has been in force during the lifetimes of the insured people for two years from the date of issue, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetimes of the insured people for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the age or gender of either of the insured people has been misstated, we adjust the death benefit to the amount that would have been purchased using the insured peoples' correct ages and genders. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the Second Death, or as otherwise required by law.

Suicide

If either of the insured people commits suicide (while sane or insane) within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:
- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if either of the insured people commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 64. See also Premium Payments Affect Your Coverage, page 23.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on policy owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Policy owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling 1-877-253-5050.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy that result from cyber-attacks or information security breaches in the future.

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We reserve the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:
- On any Valuation Date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

We execute transfers among the Subaccounts as of the Valuation Date Customer Service receives your request.

We determine the death benefit as of the date of the Second Death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

We may delay payment from our Guaranteed Interest Division for up to six months, unless law requires otherwise, of surrender proceeds, partial withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If either of the insured people dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of an insured person's death, we may require proof of a deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and a deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by a deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting Customer Service.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call Customer Service to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Customer Service uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 57.**

You may revoke these privileges at any time by writing to Customer Service.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the lifetime of the insured people. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the Second Death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:

- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below;
- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years;
- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted; and
- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

As a general rule, more frequent payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments.

If none of these settlement options have been elected, your Net Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Payment of Net Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your Net Surrender Value or the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 80, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the ages and risk classes of the insured people and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 27.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call Customer Service toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with Voya America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. Voya America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, CT 06095.

Voya America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2017, 2016 and 2015, the aggregate amount of underwriting commissions we paid to Voya America Equities, Inc. was $8,052,009, $8,863,979 and $11,414,036, respectively.

Voya America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

Voya Financial Advisors, Inc., an affiliated broker-dealer, has entered into an agreement with Voya America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount and a percentage of premium we receive for the policy in excess of the target premium amount. We pay up to 90.00% of premium received up to target premium and up to 5.00% of premium received in excess of target premium received in the first segment year and up to 5.00% of premium received in renewal segment years two through ten and lower thereafter.

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the Company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 50.00%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider coverage for your particular situation.

In addition to the sales compensation described above, Voya America Equities, Inc. or the Company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2017, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:
- Voya Financial Advisors, Inc.;
- M Holdings Securities, Inc.;
- AXA Advisors LLC;
- LPL Financial Corporation;
- Kestra Investment Services, LLC;
- MSI Financial Services, Inc.;
- World Equity Group, Inc.;
- P.J. Robb Variable Corporation;
- Lincoln Investment Planning, Inc.;
- First Heartland Capital, Inc.;
- Cambridge Investment Research Inc.;
- Centaurus Financial, Inc.;
- Capital Financial Services, Inc.;
- The Leaders Group, Inc.;
- Raymond James Financial Services, Inc.;
- Triad Advisors, Inc.;
- National Planning Corporation;
- Raymond James and Associates, Inc.;
- Cetera Advisor Networks LLC;
- Ameriprise Financial Services Inc.;
- Royal Alliance Associates Inc.;
- SII Investments Inc.;
- Cetera Advisors LLC;
- Commonwealth Equity Services; and
- Securities America.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the policy, Voya America Equities, Inc.'s ability to distribute the policy or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the Separate Account and the Company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor	Attained Age of the Younger Insured	Factor
0 – 40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the ages and genders of the insured people.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the ages and genders of the insured people. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable ages and genders.

APPENDIX B

Funds Currently Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
M Capital Appreciation Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** AJO, LP	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Sustainable Equity Portfolio **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Amundi Pioneer Asset Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® T. Rowe Price International Stock Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

VY® Templeton Foreign Equity Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

APPENDIX C

Information Regarding a Closed Subaccount

The Subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio (Class I)	Seeks growth from capital appreciation.
Investment Adviser: Voya Investments, LLC	
Subadviser: J.P. Morgan Investment Management Inc.	

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting:

> **Customer Service**
> **P.O. Box 5065**
> **Minot, ND 58702-5065**
> **1-877-253-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 64, for more information about how to keep your policy from lapsing. See also Reinstatement, page 65, for information about how to put your policy back in force if it has lapsed.**

APPENDIX D

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Attained Age: Attained age is the designated insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Second Death; plus (2) any amounts payable under any riders attached to the policy other than the Adjustable Term Insurance Rider; minus (3) any outstanding Loan Amount; minus (4) any outstanding fees and charges incurred before the Second Death; and minus (5) any outstanding accelerated benefit lien including accrued lien interest.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Insured People: The insured people are the persons on whose lives we issue the policy. The insured people may or may not be the owners of your policy.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which all of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) Customer Service has received all completed issue requirements.

Joint Equivalent Age: The Joint Equivalent Age under the policy is the sum of both insured people's ages adjusted for the differences in genders, divided by two and rounded down. An individual insured person's age is measured on the birthday nearest to the Policy Date. We issue your policy at the Joint Equivalent Age shown in your schedule.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (4) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals: (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Second Death: The death of the insured person who has survived the death of the other insured person or on the simultaneous deaths of both insured people.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value; minus (2) surrender charges, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the Joint Equivalent Age, risk classes of the two insured people and any substandard ratings of the two insured people. The target premium is used to determine your premium expense charge and the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the NYSE on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the Company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 27.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact:

Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050
www.voyalifecustomerservice.com

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-153338.

1940 Act File No. 811-08292
1933 Act file No. 333-153338

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2018.

Voya SVUL-CV
A Survivorship Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Voya SVUL-CV prospectus dated May 1, 2018. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "Company") issues the Voya SVUL-CV policy and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 710, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The Company maintains custody of the assets of the Separate Account. As custodian, the Company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2017, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Security Life Separate Account L1

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year Ended December 31, 2017

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Security Life of Denver Insurance Company and Contract Owners of Security Life of Denver Insurance Company Security Life Separate Account L1

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Security Life of Denver Insurance Company Security Life Separate Account L1 (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations for the year then ended, and the statements of changes in net assets for the two years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2017, the results of its operations for the year then ended and the changes in net assets for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer



agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 1993.

April 9, 2018

Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
BlackRock Global Allocation V.I. Fund - Class III	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Fidelity® VIP Contrafund® Portfolio - Service Class		
Fidelity® VIP Equity-Income Portfolio - Service Class		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		
Growth Fund - Class 2		
Growth-Income Fund - Class 2		
International Fund - Class 2		
Invesco V.I. Core Equity Fund - Series I Shares		
M Capital Appreciation Fund		
M International Equity Fund		
M Large Cap Growth Fund		
M Large Cap Value Fund		
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class		
VanEck VIP Global Hard Assets Fund - Initial Class Shares		
Voya Balanced Portfolio - Class I		
Voya Global Bond Portfolio - Service Class		
Voya Global Equity Portfolio - Class I		
Voya Global Perspectives® Portfolio - Class I		
Voya Government Liquid Assets Portfolio - Class I		
Voya Government Liquid Assets Portfolio - Service Class		
Voya Growth and Income Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Limited Maturity Bond Portfolio - Service Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		
Voya Retirement Growth Portfolio - Institutional Class		

Appendix (continued)

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Retirement Moderate Growth Portfolio - Institutional Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Retirement Moderate Portfolio - Institutional Class		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Mid Cap Growth Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class S		
Voya SmallCap Opportunities Portfolio - Class I		
Voya Solution Moderately Aggressive Portfolio - Initial Class		
Voya Strategic Allocation Conservative Portfolio - Class I		
Voya Strategic Allocation Growth Portfolio - Class I		
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya U.S. Bond Index Portfolio - Class I		
Voya U.S. Stock Index Portfolio - Institutional Class		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class		
VY® Baron Growth Portfolio - Initial Class		
VY® Clarion Global Real Estate Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Initial Class		
VY® Invesco Comstock Portfolio - Initial Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Mid Cap Value Portfolio - Initial Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class		
VY® Oppenheimer Global Portfolio - Initial Class		
VY® Pioneer High Yield Portfolio - Initial Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Equity Income Portfolio - Institutional Class		
VY® T. Rowe Price International Stock Portfolio - Institutional Class		
VY® Templeton Foreign Equity Portfolio - Initial Class		

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Assets					
Investments in mutual funds at fair value	$ 5,429	$ 69,203	$ 40,934	$ 57,355	$ 13,874
Total assets	5,429	69,203	40,934	57,355	13,874
Net assets	$ 5,429	$ 69,203	$ 40,934	$ 57,355	$ 13,874
Total number of mutual fund shares	147,860	894,674	823,465	2,651,657	934,875
Cost of mutual fund shares	$ 4,126	$ 58,574	$ 34,426	$ 48,604	$ 13,451

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund
Assets					
Investments in mutual funds at fair value	$ 5,780	$ 25,957	$ 184	$ 10,549	$ 9,740
Total assets	5,780	25,957	184	10,549	9,740
Net assets	$ 5,780	$ 25,957	$ 184	$ 10,549	$ 9,740
Total number of mutual fund shares	243,172	687,236	14,373	337,687	717,258
Cost of mutual fund shares	$ 5,477	$ 22,604	$ 178	$ 9,602	$ 8,508

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,437	$ 2,588	$ 1,631	$ 672	$ 10,356
Total assets	3,437	2,588	1,631	672	10,356
Net assets	$ 3,437	$ 2,588	$ 1,631	$ 672	$ 10,356
Total number of mutual fund shares	127,233	185,812	63,672	28,335	620,475
Cost of mutual fund shares	$ 3,072	$ 2,452	$ 1,290	$ 838	$ 8,467

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 84,548	$ 442	$ 16,191	$ 16,541	$ 48,321
Total assets	84,548	442	16,191	16,541	48,321
Net assets	$ 84,548	$ 442	$ 16,191	$ 16,541	$ 48,321
Total number of mutual fund shares	6,574,461	38,290	16,190,818	16,540,933	2,323,147
Cost of mutual fund shares	$ 84,381	$ 401	$ 16,191	$ 16,541	$ 42,881

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 17,010	$ 24,984	$ 2,119	$ 30,870	$ 16,054
Total assets	17,010	24,984	2,119	30,870	16,054
Net assets	$ 17,010	$ 24,984	$ 2,119	$ 30,870	$ 16,054
Total number of mutual fund shares	1,278,952	2,500,895	125,522	2,194,064	1,261,119
Cost of mutual fund shares	$ 15,648	$ 25,384	$ 1,838	$ 26,560	$ 15,311

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 8,816	$ 169,358	$ 11,075	$ 15,081	$ 39,072
Total assets	8,816	169,358	11,075	15,081	39,072
Net assets	$ 8,816	$ 169,358	$ 11,075	$ 15,081	$ 39,072
Total number of mutual fund shares	738,976	10,794,029	890,993	530,477	1,815,634
Cost of mutual fund shares	$ 8,823	$ 136,895	$ 10,600	$ 14,201	$ 30,886

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 32,933	$ 80,044	$ 30,573	$ 9,750	$ 16,702
Total assets	32,933	80,044	30,573	9,750	16,702
Net assets	$ 32,933	$ 80,044	$ 30,573	$ 9,823	$ 16,702
Total number of mutual fund shares	1,542,531	2,895,943	2,095,481	601,108	1,501,997
Cost of mutual fund shares	$ 28,002	$ 76,266	$ 29,260	$ 7,837	$ 16,571

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class	VY® Invesco Comstock Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 4,326	$ 65	$ 11,521	$ 10,904	$ 8,290
Total assets	4,326	65	11,521	10,904	8,290
Net assets	$ 4,326	$ 65	$ 11,521	$ 10,904	$ 8,290
Total number of mutual fund shares	317,122	4,842	376,745	539,819	407,978
Cost of mutual fund shares	$ 3,817	$ 59	$ 11,101	$ 9,449	$ 6,528

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 9,648	$ 16,264	$ 13,972	$ 18,680	$ 43,443
Total assets	9,648	16,264	13,972	18,680	43,443
Net assets	$ 9,648	$ 16,264	$ 13,972	$ 18,680	$ 43,443
Total number of mutual fund shares	203,080	801,198	625,700	1,563,200	3,758,032
Cost of mutual fund shares	$ 9,311	$ 16,112	$ 12,107	$ 17,569	$ 39,257

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 13,144	$ 66	$ 268	$ 1,037	$ 8,848
Total assets	13,144	66	268	1,037	8,848
Net assets	$ 13,144	$ 66	$ 268	$ 1,037	$ 8,848
Total number of mutual fund shares	995,037	4,886	16,694	70,056	301,260
Cost of mutual fund shares	$ 11,157	$ 54	$ 143	$ 675	$ 8,650

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 14,110	$ 19,360	$ 16,979	$ 9,097	$ 25,885
Total assets	14,110	19,360	16,979	9,097	25,885
Net assets	$ 14,110	$ 19,360	$ 16,979	$ 9,097	$ 25,885
Total number of mutual fund shares	1,267,702	665,064	739,823	339,699	2,428,258
Cost of mutual fund shares	$ 12,105	$ 11,017	$ 16,097	$ 7,857	$ 22,912

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 44,065	$ 11,347	$ 11,811	$ 5,508	$ 9,529
Total assets	44,065	11,347	11,811	5,508	9,529
Net assets	$ 44,065	$ 11,347	$ 11,811	$ 5,508	$ 9,529
Total number of mutual fund shares	1,246,534	540,575	506,036	156,441	608,510
Cost of mutual fund shares	$ 25,682	$ 9,213	$ 10,123	$ 4,559	$ 8,900

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2017
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Assets				
Investments in mutual funds				
at fair value	$ 11,097	$ 8,668	$ 18,539	$ 8,083
Total assets	11,097	8,668	18,539	8,083
Net assets	$ 11,097	$ 8,668	$ 18,539	$ 8,083
Total number of mutual fund shares	517,109	818,519	1,273,302	281,457
Cost of mutual fund shares	$ 10,049	$ 8,739	$ 16,895	$ 7,340

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Net investment income (loss)					
Investment Income:					
Dividends	$ 56	$ 322	$ 530	$ 708	$ 166
Expenses:					
Mortality and expense risk charges	37	144	87	132	19
Total expenses	37	144	87	132	19
Net investment income (loss)	19	178	443	576	147
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	207	2,193	1,532	1,553	(88)
Capital gains distributions	280	6,037	2,304	630	159
Total realized gain (loss) on investments and capital gains distributions	487	8,230	3,836	2,183	71
Net unrealized appreciation (depreciation) of investments	136	6,804	3,021	11,897	1,284
Net realized and unrealized gain (loss) on investments	623	15,034	6,857	14,080	1,355
Net increase (decrease) in net assets resulting from operations	$ 642	$ 15,212	$ 7,300	$ 14,656	$ 1,502

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 91	$ 224	$ 4	$ —	$ 151
Expenses:					
Mortality and expense risk charges	19	75	1	71	65
Total expenses	19	75	1	71	65
Net investment income (loss)	72	149	3	(71)	86
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	113	1,724	—	201	219
Capital gains distributions	129	1,324	1	1,102	—
Total realized gain (loss) on investments					
and capital gains distributions	242	3,048	1	1,303	219
Net unrealized appreciation					
(depreciation) of investments	433	1,703	2	421	1,592
Net realized and unrealized gain (loss)					
on investments	675	4,751	3	1,724	1,811
Net increase (decrease) in net assets					
resulting from operations	$ 747	$ 4,900	$ 6	$ 1,653	$ 1,897

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 36	$ 8	$ —	$ 268
Expenses:					
Mortality and expense risk charges	15	12	4	5	41
Total expenses	15	12	4	5	41
Net investment income (loss)	(15)	24	4	(5)	227
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(25)	(11)	96	(1)	444
Capital gains distributions	93	121	57	—	—
Total realized gain (loss) on investments					
and capital gains distributions	68	110	153	(1)	444
Net unrealized appreciation					
(depreciation) of investments	963	194	109	(23)	697
Net realized and unrealized gain (loss)					
on investments	1,031	304	262	(24)	1,141
Net increase (decrease) in net assets					
resulting from operations	$ 1,016	$ 328	$ 266	$ (29)	$ 1,368

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,631	$ 11	$ 122	$ 72	$ 281
Expenses:					
Mortality and expense risk charges	299	1	152	—	211
Total expenses	299	1	152	—	211
Net investment income (loss)	2,332	10	(30)	72	70
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	53	312	—	—	1,343
Capital gains distributions	—	—	4	4	3,083
Total realized gain (loss) on investments					
and capital gains distributions	53	312	4	4	4,426
Net unrealized appreciation					
(depreciation) of investments	1,102	(4)	—	—	6,739
Net realized and unrealized gain (loss)					
on investments	1,155	308	4	4	11,165
Net increase (decrease) in net assets					
resulting from operations	$ 3,487	$ 318	$ (26)	$ 76	$ 11,235

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 407	$ 451	$ 22	$ 623	$ 333
Expenses:					
Mortality and expense risk charges	61	97	11	39	37
Total expenses	61	97	11	39	37
Net investment income (loss)	346	354	11	584	296
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	42	(194)	8	2,179	490
Capital gains distributions	—	—	114	1,925	1,064
Total realized gain (loss) on investments and capital gains distributions	42	(194)	122	4,104	1,554
Net unrealized appreciation (depreciation) of investments	1,636	67	239	86	262
Net realized and unrealized gain (loss) on investments	1,678	(127)	361	4,190	1,816
Net increase (decrease) in net assets resulting from operations	$ 2,024	$ 227	$ 372	$ 4,774	$ 2,112

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 161	$ 2,820	$ 376	$ 72	$ 282
Expenses:					
Mortality and expense risk charges	33	925	36	37	33
Total expenses	33	925	36	37	33
Net investment income (loss)	128	1,895	340	35	249
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	29	12,431	131	(2,949)	330
Capital gains distributions	444	7,646	—	3,210	746
Total realized gain (loss) on investments					
and capital gains distributions	473	20,077	131	261	1,076
Net unrealized appreciation					
(depreciation) of investments	328	9,549	567	1,220	481
Net realized and unrealized gain (loss)					
on investments	801	29,626	698	1,481	1,557
Net increase (decrease) in net assets					
resulting from operations	$ 929	$ 31,521	$ 1,038	$ 1,516	$ 1,806

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 232	$ 227	$ 1,126	$ 687	$ 130
Expenses:					
Mortality and expense risk charges	129	178	220	117	31
Total expenses	129	178	220	117	31
Net investment income (loss)	103	49	906	570	99
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(364)	1,891	778	480	582
Capital gains distributions	—	1,713	3,488	2,193	—
Total realized gain (loss) on investments					
and capital gains distributions	(364)	3,604	4,266	2,673	582
Net unrealized appreciation					
(depreciation) of investments	11,938	999	5,163	1,109	1,628
Net realized and unrealized gain (loss)					
on investments	11,574	4,603	9,429	3,782	2,210
Net increase (decrease) in net assets					
resulting from operations	$ 11,677	$ 4,652	$ 10,335	$ 4,352	$ 2,309

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 361	$ 58	$ 1	$ 105	$ 60
Expenses:					
Mortality and expense risk charges	64	8	—	34	44
Total expenses	64	8	—	34	44
Net investment income (loss)	297	50	1	71	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(62)	7	1	272	891
Capital gains distributions	—	39	2	1,164	441
Total realized gain (loss) on investments and capital gains distributions	(62)	46	3	1,436	1,332
Net unrealized appreciation (depreciation) of investments	1,058	492	3	1,121	(232)
Net realized and unrealized gain (loss) on investments	996	538	6	2,557	1,100
Net increase (decrease) in net assets resulting from operations	$ 1,293	$ 588	$ 7	$ 2,628	$ 1,116

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 112	$ 210	$ 136	$ 131	$ 1,123
Expenses:					
Mortality and expense risk charges	21	20	63	37	78
Total expenses	21	20	63	37	78
Net investment income (loss)	91	190	73	94	1,045
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	417	(54)	179	282	(53)
Capital gains distributions	—	236	1,447	19	—
Total realized gain (loss) on investments					
and capital gains distributions	417	182	1,626	301	(53)
Net unrealized appreciation					
(depreciation) of investments	725	606	327	3,190	557
Net realized and unrealized gain (loss)					
on investments	1,142	788	1,953	3,491	504
Net increase (decrease) in net assets					
resulting from operations	$ 1,233	$ 978	$ 2,026	$ 3,585	$ 1,549

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 251	$ 247	$ 2	$ 4	$ 20
Expenses:					
Mortality and expense risk charges	198	54	—	1	—
Total expenses	198	54	—	1	—
Net investment income (loss)	53	193	2	3	20
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,581	462	—	8	15
Capital gains distributions	2,847	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	4,428	462	—	8	15
Net unrealized appreciation					
(depreciation) of investments	4,305	1,747	5	29	105
Net realized and unrealized gain (loss)					
on investments	8,733	2,209	5	37	120
Net increase (decrease) in net assets					
resulting from operations	$ 8,786	$ 2,402	$ 7	$ 40	$ 140

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 155	$ 282	$ 279	$ 222	$ 75
Expenses:					
Mortality and expense risk charges	23	35	102	36	30
Total expenses	23	35	102	36	30
Net investment income (loss)	132	247	177	186	45
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	96	58	735	(22)	635
Capital gains distributions	958	—	320	1,066	718
Total realized gain (loss) on investments and capital gains distributions	1,054	58	1,055	1,044	1,353
Net unrealized appreciation (depreciation) of investments	339	2,243	2,563	696	(598)
Net realized and unrealized gain (loss) on investments	1,393	2,301	3,618	1,740	755
Net increase (decrease) in net assets resulting from operations	$ 1,525	$ 2,548	$ 3,795	$ 1,926	$ 800

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 518	$ 484	$ 166	$ 227	$ 46
Expenses:					
Mortality and expense risk charges	145	250	20	35	17
Total expenses	145	250	20	35	17
Net investment income (loss)	373	234	146	192	29
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	589	4,899	339	315	240
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	589	4,899	339	315	240
Net unrealized appreciation					
(depreciation) of investments	4,103	6,108	1,471	777	836
Net realized and unrealized gain (loss)					
on investments	4,692	11,007	1,810	1,092	1,076
Net increase (decrease) in net assets					
resulting from operations	$ 5,065	$ 11,241	$ 1,956	$ 1,284	$ 1,105

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 100	$ 13	$ 173	$ 4	$ 5
Expenses:					
Mortality and expense risk charges	21	48	20	36	28
Total expenses	21	48	20	36	28
Net investment income (loss)	79	(35)	153	(32)	(23)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(115)	1,217	(13)	406	(67)
Capital gains distributions	643	1,079	20	141	361
Total realized gain (loss) on investments					
and capital gains distributions	528	2,296	7	547	294
Net unrealized appreciation					
(depreciation) of investments	519	(1,058)	51	1,456	882
Net realized and unrealized gain (loss)					
on investments	1,047	1,238	58	2,003	1,176
Net increase (decrease) in net assets					
resulting from operations	$ 1,126	$ 1,203	$ 211	$ 1,971	$ 1,153

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net assets at January 1, 2016	$ 5,489	$ 53,048	$ 32,330	$ 46,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	271	392	518
Total realized gain (loss) on investments				
and capital gains distributions	548	7,238	4,771	4,112
Net unrealized appreciation (depreciation)				
of investments	(58)	(2,923)	(1,793)	(3,064)
Net increase (decrease) in net assets resulting from operations	495	4,586	3,370	1,566
Changes from principal transactions:				
Premiums	—	2,648	2,782	2,558
Surrenders and withdrawals	(220)	(2,235)	(1,326)	(1,808)
Cost of insurance and administrative charges	(221)	(2,396)	(1,662)	(1,963)
Benefit payments	—	1	1	—
Transfers between Divisions				
(including fixed account), net	(156)	(2,093)	(1,887)	(365)
Increase (decrease) in net assets derived from				
principal transactions	(597)	(4,075)	(2,092)	(1,578)
Total increase (decrease) in net assets	(102)	511	1,278	(12)
Net assets at December 31, 2016	5,387	53,559	33,608	46,052
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	178	443	576
Total realized gain (loss) on investments				
and capital gains distributions	487	8,230	3,836	2,183
Net unrealized appreciation (depreciation)				
of investments	136	6,804	3,021	11,897
Net increase (decrease) in net assets resulting from operations	642	15,212	7,300	14,656
Changes from principal transactions:				
Premiums	—	2,769	2,532	2,884
Surrenders and withdrawals	(305)	(2,479)	(2,032)	(5,089)
Cost of insurance and administrative charges	(204)	(2,452)	(1,679)	(2,061)
Benefit payments	(1)	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(90)	2,594	1,205	913
Increase (decrease) in net assets derived from				
principal transactions	(600)	432	26	(3,353)
Total increase (decrease) in net assets	42	15,644	7,326	11,303
Net assets at December 31, 2017	$ 5,429	$ 69,203	$ 40,934	$ 57,355

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2016	$ 11,113	$ 5,706	$ 30,752	$ 232
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	117	121	106	3
Total realized gain (loss) on investments				
and capital gains distributions	(424)	355	4,312	4
Net unrealized appreciation (depreciation)				
of investments	684	510	(2,560)	3
Net increase (decrease) in net assets resulting from operations	377	986	1,858	10
Changes from principal transactions:				
Premiums	1,973	260	1,646	—
Surrenders and withdrawals	(725)	(169)	(881)	(50)
Cost of insurance and administrative charges	(667)	(252)	(1,197)	(9)
Benefit payments	—	—	(1)	—
Transfers between Divisions				
(including fixed account), net	(1,080)	43	(6,271)	—
Increase (decrease) in net assets derived from				
principal transactions	(499)	(118)	(6,704)	(59)
Total increase (decrease) in net assets	(122)	868	(4,846)	(49)
Net assets at December 31, 2016	10,991	6,574	25,906	183
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	147	72	149	3
Total realized gain (loss) on investments				
and capital gains distributions	71	242	3,048	1
Net unrealized appreciation (depreciation)				
of investments	1,284	433	1,703	2
Net increase (decrease) in net assets resulting from operations	1,502	747	4,900	6
Changes from principal transactions:				
Premiums	1,463	255	1,481	—
Surrenders and withdrawals	(436)	(380)	(1,631)	—
Cost of insurance and administrative charges	(609)	(271)	(1,134)	(6)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	963	(1,145)	(3,565)	1
Increase (decrease) in net assets derived from				
principal transactions	1,381	(1,541)	(4,849)	(5)
Total increase (decrease) in net assets	2,883	(794)	51	1
Net assets at December 31, 2017	$ 13,874	$ 5,780	$ 25,957	$ 184

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	M Large Cap Value Fund
Net assets at January 1, 2016	$ 8,335	$ 8,408	$ 4,929	$ 3,370
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	39	39	34
Total realized gain (loss) on investments				
and capital gains distributions	367	(52)	154	(112)
Net unrealized appreciation (depreciation)				
of investments	1,304	(51)	(387)	239
Net increase (decrease) in net assets resulting from operations	1,642	(64)	(194)	161
Changes from principal transactions:				
Premiums	50	74	71	65
Surrenders and withdrawals	(41)	(254)	(1,056)	(639)
Cost of insurance and administrative charges	(162)	(199)	(123)	(89)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(329)	310	(671)	(398)
Increase (decrease) in net assets derived from				
principal transactions	(482)	(69)	(1,779)	(1,061)
Total increase (decrease) in net assets	1,160	(133)	(1,973)	(900)
Net assets at December 31, 2016	9,495	8,275	2,956	2,470
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(71)	86	(15)	24
Total realized gain (loss) on investments				
and capital gains distributions	1,303	219	68	110
Net unrealized appreciation (depreciation)				
of investments	421	1,592	963	194
Net increase (decrease) in net assets resulting from operations	1,653	1,897	1,016	328
Changes from principal transactions:				
Premiums	40	60	57	54
Surrenders and withdrawals	(114)	(54)	(103)	(57)
Cost of insurance and administrative charges	(156)	(186)	(124)	(88)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(369)	(252)	(365)	(119)
Increase (decrease) in net assets derived from				
principal transactions	(599)	(432)	(535)	(210)
Total increase (decrease) in net assets	1,054	1,465	481	118
Net assets at December 31, 2017	$ 10,549	$ 9,740	$ 3,437	$ 2,588

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2016	$ 1,509	$ 834	$ 9,938	$ 72,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(1)	135	1,434
Total realized gain (loss) on investments				
and capital gains distributions	110	(179)	358	629
Net unrealized appreciation (depreciation)				
of investments	14	499	212	842
Net increase (decrease) in net assets resulting from operations	130	319	705	2,905
Changes from principal transactions:				
Premiums	119	—	562	3,838
Surrenders and withdrawals	(25)	(70)	(234)	(3,268)
Cost of insurance and administrative charges	(78)	(35)	(661)	(3,919)
Benefit payments	—	—	—	(4)
Transfers between Divisions				
(including fixed account), net	(134)	(152)	(297)	(2,240)
Increase (decrease) in net assets derived from				
principal transactions	(118)	(257)	(630)	(5,593)
Total increase (decrease) in net assets	12	62	75	(2,688)
Net assets at December 31, 2016	1,521	896	10,013	69,907
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(5)	227	2,332
Total realized gain (loss) on investments				
and capital gains distributions	153	(1)	444	53
Net unrealized appreciation (depreciation)				
of investments	109	(23)	697	1,102
Net increase (decrease) in net assets resulting from operations	266	(29)	1,368	3,487
Changes from principal transactions:				
Premiums	95	—	566	3,116
Surrenders and withdrawals	(62)	(37)	(551)	(1,719)
Cost of insurance and administrative charges	(72)	(24)	(639)	(3,619)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(117)	(134)	(401)	13,376
Increase (decrease) in net assets derived from				
principal transactions	(156)	(195)	(1,025)	11,154
Total increase (decrease) in net assets	110	(224)	343	14,641
Net assets at December 31, 2017	$ 1,631	$ 672	$ 10,356	$ 84,548

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2016	$ 325	$ 37,062	$ 22,048	$ 40,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(202)	—	30
Total realized gain (loss) on investments and capital gains distributions	(14)	26	17	6,275
Net unrealized appreciation (depreciation) of investments	76	—	—	(5,004)
Net increase (decrease) in net assets resulting from operations	72	(176)	17	1,301
Changes from principal transactions:				
Premiums	64	7,111	4,095	2,210
Surrenders and withdrawals	—	(11,859)	(2,848)	(1,225)
Cost of insurance and administrative charges	(53)	(7,652)	(2,538)	(2,080)
Benefit payments	—	(5,270)	(4,537)	(2)
Transfers between Divisions (including fixed account), net	7,916	7,207	1,730	(769)
Increase (decrease) in net assets derived from principal transactions	7,927	(10,463)	(4,098)	(1,866)
Total increase (decrease) in net assets	7,999	(10,639)	(4,081)	(565)
Net assets at December 31, 2016	8,324	26,423	17,967	39,997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(30)	72	70
Total realized gain (loss) on investments and capital gains distributions	312	4	4	4,426
Net unrealized appreciation (depreciation) of investments	(4)	—	—	6,739
Net increase (decrease) in net assets resulting from operations	318	(26)	76	11,235
Changes from principal transactions:				
Premiums	235	7,697	3,470	1,875
Surrenders and withdrawals	—	(3,964)	(6,667)	(1,683)
Cost of insurance and administrative charges	(65)	(7,670)	(2,416)	(2,065)
Benefit payments	—	(2,625)	(4,362)	—
Transfers between Divisions (including fixed acccount), net	(8,370)	(3,644)	8,473	(1,038)
Increase (decrease) in net assets derived from principal transactions	(8,200)	(10,206)	(1,502)	(2,911)
Total increase (decrease) in net assets	(7,882)	(10,232)	(1,426)	8,324
Net assets at December 31, 2017	$ 442	$ 16,191	$ 16,541	$ 48,321

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class
Net assets at January 1, 2016	$ 15,144	$ 24,748	$ 1,752	$ 30,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	319	260	29	771
Total realized gain (loss) on investments				
and capital gains distributions	321	216	66	2,538
Net unrealized appreciation (depreciation)				
of investments	1,284	(284)	48	(1,042)
Net increase (decrease) in net assets resulting from operations	1,924	192	143	2,267
Changes from principal transactions:				
Premiums	969	1,276	—	2,366
Surrenders and withdrawals	(609)	(708)	—	(2,534)
Cost of insurance and administrative charges	(810)	(1,204)	—	(1,429)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(565)	9,229	(51)	(570)
Increase (decrease) in net assets derived from				
principal transactions	(1,015)	8,593	(51)	(2,167)
Total increase (decrease) in net assets	909	8,785	92	100
Net assets at December 31, 2016	16,053	33,533	1,844	31,016
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	346	354	11	584
Total realized gain (loss) on investments				
and capital gains distributions	42	(194)	122	4,104
Net unrealized appreciation (depreciation)				
of investments	1,636	67	239	86
Net increase (decrease) in net assets resulting from operations	2,024	227	372	4,774
Changes from principal transactions:				
Premiums	775	1,395	—	2,301
Surrenders and withdrawals	(457)	(720)	—	(4,968)
Cost of insurance and administrative charges	(785)	(1,132)	—	(1,374)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(600)	(8,319)	(97)	(879)
Increase (decrease) in net assets derived from				
principal transactions	(1,067)	(8,776)	(97)	(4,920)
Total increase (decrease) in net assets	957	(8,549)	275	(146)
Net assets at December 31, 2017	$ 17,010	$ 24,984	$ 2,119	$ 30,870

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Institutional Class	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2016	$ 14,444	$ 8,165	$ 157,399	$ 11,763
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	334	153	2,361	81
Total realized gain (loss) on investments				
and capital gains distributions	1,576	416	11,287	343
Net unrealized appreciation (depreciation)				
of investments	(955)	(118)	3,471	(391)
Net increase (decrease) in net assets resulting from operations	955	451	17,119	33
Changes from principal transactions:				
Premiums	833	469	4,637	764
Surrenders and withdrawals	(890)	(211)	(3,302)	(461)
Cost of insurance and administrative charges	(684)	(392)	(6,892)	(600)
Benefit payments	—	(1)	(3)	—
Transfers between Divisions				
(including fixed account), net	160	(453)	(1,139)	(937)
Increase (decrease) in net assets derived from				
principal transactions	(581)	(588)	(6,699)	(1,234)
Total increase (decrease) in net assets	374	(137)	10,420	(1,201)
Net assets at December 31, 2016	14,818	8,028	167,819	10,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	296	128	1,895	340
Total realized gain (loss) on investments				
and capital gains distributions	1,554	473	20,077	131
Net unrealized appreciation (depreciation)				
of investments	262	328	9,549	567
Net increase (decrease) in net assets resulting from operations	2,112	929	31,521	1,038
Changes from principal transactions:				
Premiums	1,553	443	4,832	595
Surrenders and withdrawals	(1,118)	(357)	(7,347)	(228)
Cost of insurance and administrative charges	(718)	(408)	(6,835)	(537)
Benefit payments	—	—	(5)	—
Transfers between Divisions				
(including fixed acccount), net	(593)	181	(20,627)	(355)
Increase (decrease) in net assets derived from				
principal transactions	(876)	(141)	(29,982)	(525)
Total increase (decrease) in net assets	1,236	788	1,539	513
Net assets at December 31, 2017	$ 16,054	$ 8,816	$ 169,358	$ 11,075

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2016	$ 15,963	$ 10,548	$ 24,961	$ 28,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	236	311	63
Total realized gain (loss) on investments				
and capital gains distributions	1,496	1,388	(2,846)	4,084
Net unrealized appreciation (depreciation)				
of investments	63	545	6,060	1,654
Net increase (decrease) in net assets resulting from operations	1,610	2,169	3,525	5,801
Changes from principal transactions:				
Premiums	689	724	2,157	1,246
Surrenders and withdrawals	(504)	(318)	(723)	(997)
Cost of insurance and administrative charges	(793)	(420)	(1,245)	(1,236)
Benefit payments	(3)	—	(25)	(9)
Transfers between Divisions				
(including fixed account), net	(2,131)	648	(2,555)	(1,727)
Increase (decrease) in net assets derived from				
principal transactions	(2,742)	634	(2,391)	(2,723)
Total increase (decrease) in net assets	(1,132)	2,803	1,134	3,078
Net assets at December 31, 2016	14,831	13,351	26,095	32,058
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	249	103	49
Total realized gain (loss) on investments				
and capital gains distributions	261	1,076	(364)	3,604
Net unrealized appreciation (depreciation)				
of investments	1,220	481	11,938	999
Net increase (decrease) in net assets resulting from operations	1,516	1,806	11,677	4,652
Changes from principal transactions:				
Premiums	402	583	1,389	1,161
Surrenders and withdrawals	(488)	(157)	(1,004)	(2,590)
Cost of insurance and administrative charges	(419)	(463)	(1,265)	(1,200)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(15,842)	(39)	2,180	(1,148)
Increase (decrease) in net assets derived from				
principal transactions	(16,347)	(76)	1,300	(3,777)
Total increase (decrease) in net assets	(14,831)	1,730	12,977	875
Net assets at December 31, 2017	$ —	$ 15,081	$ 39,072	$ 32,933

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2016	$ 72,875	$ 25,812	$ 8,648	$ 14,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	875	573	122	159
Total realized gain (loss) on investments				
and capital gains distributions	10,131	3,179	139	(267)
Net unrealized appreciation (depreciation)				
of investments	(5,710)	861	(85)	903
Net increase (decrease) in net assets resulting from operations	5,296	4,613	176	795
Changes from principal transactions:				
Premiums	6,045	1,238	—	776
Surrenders and withdrawals	(2,480)	(891)	—	(500)
Cost of insurance and administrative charges	(4,855)	(1,148)	—	(640)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(7,723)	(740)	(305)	(507)
Increase (decrease) in net assets derived from				
principal transactions	(9,013)	(1,541)	(305)	(871)
Total increase (decrease) in net assets	(3,717)	3,072	(129)	(76)
Net assets at December 31, 2016	69,158	28,884	8,519	14,243
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	906	570	99	297
Total realized gain (loss) on investments				
and capital gains distributions	4,266	2,673	582	(62)
Net unrealized appreciation (depreciation)				
of investments	5,163	1,109	1,628	1,058
Net increase (decrease) in net assets resulting from operations	10,335	4,352	2,309	1,293
Changes from principal transactions:				
Premiums	6,157	1,101	—	679
Surrenders and withdrawals	(1,739)	(951)	—	(274)
Cost of insurance and administrative charges	(5,079)	(1,056)	—	(606)
Benefit payments	—	(3)	—	—
Transfers between Divisions				
(including fixed acccount), net	1,212	(1,754)	(1,005)	1,367
Increase (decrease) in net assets derived from				
principal transactions	551	(2,663)	(1,005)	1,166
Total increase (decrease) in net assets	10,886	1,689	1,304	2,459
Net assets at December 31, 2017	$ 80,044	$ 30,573	$ 9,823	$ 16,702

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Net assets at January 1, 2016	$ 2,612	$ 62	$ 12,857	$ 7,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	1	(38)	14
Total realized gain (loss) on investments				
and capital gains distributions	30	10	2,036	983
Net unrealized appreciation (depreciation)				
of investments	108	3	(1,509)	875
Net increase (decrease) in net assets resulting from operations	167	14	489	1,872
Changes from principal transactions:				
Premiums	350	—	683	360
Surrenders and withdrawals	(7)	(9)	(538)	(330)
Cost of insurance and administrative charges	(179)	(4)	(518)	(442)
Benefit payments	—	—	—	(9)
Transfers between Divisions				
(including fixed account), net	78	—	(2,975)	907
Increase (decrease) in net assets derived from				
principal transactions	242	(13)	(3,348)	486
Total increase (decrease) in net assets	409	1	(2,859)	2,358
Net assets at December 31, 2016	3,021	63	9,998	10,164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	1	71	16
Total realized gain (loss) on investments				
and capital gains distributions	46	3	1,436	1,332
Net unrealized appreciation (depreciation)				
of investments	492	3	1,121	(232)
Net increase (decrease) in net assets resulting from operations	588	7	2,628	1,116
Changes from principal transactions:				
Premiums	674	—	455	350
Surrenders and withdrawals	(37)	(1)	(793)	(715)
Cost of insurance and administrative charges	(195)	(3)	(450)	(447)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	275	(1)	(317)	436
Increase (decrease) in net assets derived from				
principal transactions	717	(5)	(1,105)	(376)
Total increase (decrease) in net assets	1,305	2	1,523	740
Net assets at December 31, 2017	$ 4,326	$ 65	$ 11,521	$ 10,904

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2016	$ 7,055	$ 9,272	$ 15,972	$ 11,994
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	165	78	88
Total realized gain (loss) on investments				
and capital gains distributions	349	207	1,671	762
Net unrealized appreciation (depreciation)				
of investments	615	871	318	(1,007)
Net increase (decrease) in net assets resulting from operations	1,137	1,243	2,067	(157)
Changes from principal transactions:				
Premiums	418	644	2	730
Surrenders and withdrawals	(294)	(295)	(496)	(957)
Cost of insurance and administrative charges	(378)	(487)	(481)	(422)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(380)	(1,046)	(1,246)	(1,077)
Increase (decrease) in net assets derived from				
principal transactions	(634)	(1,184)	(2,221)	(1,726)
Total increase (decrease) in net assets	503	59	(154)	(1,883)
Net assets at December 31, 2016	7,558	9,331	15,818	10,111
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	190	73	94
Total realized gain (loss) on investments				
and capital gains distributions	417	182	1,626	301
Net unrealized appreciation (depreciation)				
of investments	725	606	327	3,190
Net increase (decrease) in net assets resulting from operations	1,233	978	2,026	3,585
Changes from principal transactions:				
Premiums	416	658	—	635
Surrenders and withdrawals	(246)	(511)	(859)	(875)
Cost of insurance and administrative charges	(380)	(498)	(392)	(450)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(291)	(310)	(329)	966
Increase (decrease) in net assets derived from				
principal transactions	(501)	(661)	(1,580)	276
Total increase (decrease) in net assets	732	317	446	3,861
Net assets at December 31, 2017	$ 8,290	$ 9,648	$ 16,264	$ 13,972

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2016	$ 17,671	$ 37,336	$ 10,965	$ 99
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,025	(65)	348	2
Total realized gain (loss) on investments				
and capital gains distributions	(860)	5,517	184	(5)
Net unrealized appreciation (depreciation)				
of investments	2,644	(3,105)	(334)	5
Net increase (decrease) in net assets resulting from operations	2,809	2,347	198	2
Changes from principal transactions:				
Premiums	1,705	1,282	904	—
Surrenders and withdrawals	(1,458)	(1,127)	(535)	(35)
Cost of insurance and administrative charges	(1,227)	(1,681)	(590)	(2)
Benefit payments	—	(1)	—	—
Transfers between Divisions				
(including fixed account), net	4,121	(402)	205	(2)
Increase (decrease) in net assets derived from				
principal transactions	3,141	(1,929)	(16)	(39)
Total increase (decrease) in net assets	5,950	418	182	(37)
Net assets at December 31, 2016	23,621	37,754	11,147	62
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,045	53	193	2
Total realized gain (loss) on investments				
and capital gains distributions	(53)	4,428	462	—
Net unrealized appreciation (depreciation)				
of investments	557	4,305	1,747	5
Net increase (decrease) in net assets resulting from operations	1,549	8,786	2,402	7
Changes from principal transactions:				
Premiums	1,238	1,233	667	—
Surrenders and withdrawals	(751)	(1,337)	(377)	—
Cost of insurance and administrative charges	(1,028)	(1,609)	(599)	(2)
Benefit payments	(1)	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(5,948)	(1,384)	(96)	(1)
Increase (decrease) in net assets derived from				
principal transactions	(6,490)	(3,097)	(405)	(3)
Total increase (decrease) in net assets	(4,941)	5,689	1,997	4
Net assets at December 31, 2017	$ 18,680	$ 43,443	$ 13,144	$ 66

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class I
Net assets at January 1, 2016	$ 281	$ 1,147	$ 7,291	$ 11,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	28	133	275
Total realized gain (loss) on investments				
and capital gains distributions	9	(10)	657	(113)
Net unrealized appreciation (depreciation)				
of investments	(3)	44	(86)	439
Net increase (decrease) in net assets resulting from operations	11	62	704	601
Changes from principal transactions:				
Premiums	—	—	428	1,022
Surrenders and withdrawals	(42)	(62)	(128)	(544)
Cost of insurance and administrative charges	(7)	(116)	(303)	(815)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1)	(2)	(160)	(363)
Increase (decrease) in net assets derived from				
principal transactions	(50)	(180)	(163)	(700)
Total increase (decrease) in net assets	(39)	(118)	541	(99)
Net assets at December 31, 2016	242	1,029	7,832	11,181
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	20	132	247
Total realized gain (loss) on investments				
and capital gains distributions	8	15	1,054	58
Net unrealized appreciation (depreciation)				
of investments	29	105	339	2,243
Net increase (decrease) in net assets resulting from operations	40	140	1,525	2,548
Changes from principal transactions:				
Premiums	—	—	238	976
Surrenders and withdrawals	(2)	—	(198)	(345)
Cost of insurance and administrative charges	(7)	(133)	(309)	(793)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(5)	1	(240)	543
Increase (decrease) in net assets derived from				
principal transactions	(14)	(132)	(509)	381
Total increase (decrease) in net assets	26	8	1,016	2,929
Net assets at December 31, 2017	$ 268	$ 1,037	$ 8,848	$ 14,110

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2016	$ 15,265	$ 9,836	$ 6,201	$ 22,885
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	83	34	492
Total realized gain (loss) on investments				
and capital gains distributions	586	1,326	707	258
Net unrealized appreciation (depreciation)				
of investments	681	433	931	(783)
Net increase (decrease) in net assets resulting from operations	1,439	1,842	1,672	(33)
Changes from principal transactions:				
Premiums	380	626	266	1,117
Surrenders and withdrawals	(267)	(352)	(290)	(752)
Cost of insurance and administrative charges	(499)	(478)	(275)	(1,071)
Benefit payments	—	(3)	(7)	(1)
Transfers between Divisions				
(including fixed account), net	(54)	1,131	1,118	(589)
Increase (decrease) in net assets derived from				
principal transactions	(440)	924	812	(1,296)
Total increase (decrease) in net assets	999	2,766	2,484	(1,329)
Net assets at December 31, 2016	16,264	12,602	8,685	21,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	177	186	45	373
Total realized gain (loss) on investments				
and capital gains distributions	1,055	1,044	1,353	589
Net unrealized appreciation (depreciation)				
of investments	2,563	696	(598)	4,103
Net increase (decrease) in net assets resulting from operations	3,795	1,926	800	5,065
Changes from principal transactions:				
Premiums	206	711	253	833
Surrenders and withdrawals	(303)	(622)	(367)	(995)
Cost of insurance and administrative charges	(406)	(559)	(302)	(990)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	(196)	2,921	28	416
Increase (decrease) in net assets derived from				
principal transactions	(699)	2,451	(388)	(736)
Total increase (decrease) in net assets	3,096	4,377	412	4,329
Net assets at December 31, 2017	$ 19,360	$ 16,979	$ 9,097	$ 25,885

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Net assets at January 1, 2016	$ 41,682	$ 6,103	$ 5,707	$ 4,822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	297	103	81	27
Total realized gain (loss) on investments and capital gains distributions	5,230	352	625	(1)
Net unrealized appreciation (depreciation) of investments	(3,433)	157	170	223
Net increase (decrease) in net assets resulting from operations	2,094	612	876	249
Changes from principal transactions:				
Premiums	2,339	253	254	328
Surrenders and withdrawals	(1,604)	(311)	(333)	(103)
Cost of insurance and administrative charges	(2,449)	(215)	(295)	(213)
Benefit payments	—	—	—	—
Transfers between Divisions (including fixed account), net	(5,966)	(544)	435	(361)
Increase (decrease) in net assets derived from principal transactions	(7,680)	(817)	61	(349)
Total increase (decrease) in net assets	(5,586)	(205)	937	(100)
Net assets at December 31, 2016	36,096	5,898	6,644	4,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	234	146	192	29
Total realized gain (loss) on investments and capital gains distributions	4,899	339	315	240
Net unrealized appreciation (depreciation) of investments	6,108	1,471	777	836
Net increase (decrease) in net assets resulting from operations	11,241	1,956	1,284	1,105
Changes from principal transactions:				
Premiums	1,914	333	392	299
Surrenders and withdrawals	(4,213)	(202)	(230)	(167)
Cost of insurance and administrative charges	(2,452)	(249)	(364)	(208)
Benefit payments	(1)	—	—	—
Transfers between Divisions (including fixed acccount), net	1,480	3,611	4,085	(243)
Increase (decrease) in net assets derived from principal transactions	(3,272)	3,493	3,883	(319)
Total increase (decrease) in net assets	7,969	5,449	5,167	786
Net assets at December 31, 2017	$ 44,065	$ 11,347	$ 11,811	$ 5,508

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 3,722	$ 9,142	$ 6,249	$ 2,369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	(25)	143	(5)
Total realized gain (loss) on investments				
and capital gains distributions	314	1,218	11	293
Net unrealized appreciation (depreciation)				
of investments	516	1,408	(1)	(129)
Net increase (decrease) in net assets resulting from operations	867	2,601	153	159
Changes from principal transactions:				
Premiums	333	372	902	—
Surrenders and withdrawals	(356)	(323)	(1,298)	(66)
Cost of insurance and administrative charges	(171)	(427)	(780)	(84)
Benefit payments	—	—	(2)	—
Transfers between Divisions				
(including fixed account), net	1,106	3,400	2,181	(39)
Increase (decrease) in net assets derived from				
principal transactions	912	3,022	1,003	(189)
Total increase (decrease) in net assets	1,779	5,623	1,156	(30)
Net assets at December 31, 2016	5,501	14,765	7,405	2,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	(35)	153	(32)
Total realized gain (loss) on investments				
and capital gains distributions	528	2,296	7	547
Net unrealized appreciation (depreciation)				
of investments	519	(1,058)	51	1,456
Net increase (decrease) in net assets resulting from operations	1,126	1,203	211	1,971
Changes from principal transactions:				
Premiums	333	405	893	323
Surrenders and withdrawals	(258)	(154)	(418)	(1,227)
Cost of insurance and administrative charges	(269)	(399)	(767)	(452)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed acccount), net	3,096	(4,723)	1,344	15,585
Increase (decrease) in net assets derived from				
principal transactions	2,902	(4,871)	1,052	14,229
Total increase (decrease) in net assets	4,028	(3,668)	1,263	16,200
Net assets at December 31, 2017	$ 9,529	$ 11,097	$ 8,668	$ 18,539

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 6,472
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(26)
Total realized gain (loss) on investments	
and capital gains distributions	530
Net unrealized appreciation (depreciation)	
of investments	270
Net increase (decrease) in net assets resulting from operations	774
Changes from principal transactions:	
Premiums	332
Surrenders and withdrawals	(488)
Cost of insurance and administrative charges	(240)
Benefit payments	(7)
Transfers between Divisions	
(including fixed account), net	168
Increase (decrease) in net assets derived from	
principal transactions	(235)
Total increase (decrease) in net assets	539
Net assets at December 31, 2016	7,011
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(23)
Total realized gain (loss) on investments	
and capital gains distributions	294
Net unrealized appreciation (depreciation)	
of investments	882
Net increase (decrease) in net assets resulting from operations	1,153
Changes from principal transactions:	
Premiums	266
Surrenders and withdrawals	(80)
Cost of insurance and administrative charges	(249)
Benefit payments	—
Transfers between Divisions	
(including fixed acccount), net	(18)
Increase (decrease) in net assets derived from	
principal transactions	(81)
Total increase (decrease) in net assets	1,072
Net assets at December 31, 2017	$ 8,083

The accompanying notes are an integral part of these financial statements.

1. Organization

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, Voya Corporate Advantage Variable Universal Life, Voya Corporate Variable Universal Life, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2017, the Account had 64 investment divisions (the "Divisions"), 14 of which invest in independently managed mutual funds and 50 of which invest in a mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2017, and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. Core Equity Fund - Series I Shares

American Funds Insurance Series®:
Growth Fund - Class 2
Growth-Income Fund - Class 2
International Fund - Class 2

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Service Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Service Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

M Fund, Inc.:
M Capital Appreciation Fund
M International Equity Fund
M Large Cap Growth Fund
M Large Cap Value Fund

Neuberger Berman Advisers Management Trust:
Neuberger Berman Advisers Management Trust® Socially
Responsive Portfolio - I Class

Van Eck VIP Trust:
Van Eck VIP Global Hard Assets Fund - Initial Class

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:
Voya Global Perspectives® Portfolio - Class I
Voya Government Liquid Assets Portfolio - Class I
Voya Government Liquid Assets Portfolio - Service Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional
Class
Voya Retirement Growth Portfolio - Institutional Class
Voya Retirement Moderate Growth Portfolio - Institutional
Class
Voya Retirement Moderate Portfolio - Institutional Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio -
Institutional Class

Voya Investors Trust (continued):
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
Class
VY® T. Rowe Price Capital Appreciation Portfolio -
Institutional Class
VY® T. Rowe Price Equity Income Portfolio - Institutional
Class
VY® T. Rowe Price International Stock Portfolio - Institutional
Class

Voya Partners, Inc.:
Voya Global Bond Portfolio - Service Class
Voya Solution Moderately Aggressive Portfolio - Initial Class
VY® American Century Small-Mid Cap Value Portfolio - Initial
Class
VY® Baron Growth Portfolio - Initial Class
VY® Columbia Small Cap Value II Portfolio - Initial Class
VY® Invesco Comstock Portfolio - Initial Class
VY® Invesco Equity and Income Portfolio - Initial Class
VY® JPMorgan Mid Cap Value Portfolio - Initial Class
VY® Oppenheimer Global Portfolio - Initial Class
VY® Pioneer High Yield Portfolio - Initial Class
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
Initial Class
VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:
Voya Strategic Allocation Conservative Portfolio - Class I
Voya Strategic Allocation Growth Portfolio - Class I
Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:
Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:
Voya Global Equity Portfolio - Class I
Voya Index Plus LargeCap Portfolio - Class I
Voya Index Plus MidCap Portfolio - Class I
Voya Index Plus SmallCap Portfolio - Class I
Voya International Index Portfolio - Class S
Voya Russell™ Large Cap Growth Index Portfolio - Class I
Voya Russell™ Large Cap Index Portfolio - Class I
Voya Russell™ Large Cap Value Index Portfolio - Class I
Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Voya Russell™ Small Cap Index Portfolio - Class I
Voya Small Company Portfolio - Class S
Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:
Voya MidCap Opportunities Portfolio - Class I
Voya SmallCap Opportunities Portfolio - Class I

During 2017, the following Division was closed to contract owners:

Voya Investors Trust:
  VY® FMR® Diversified Mid Cap Portfolio - Institutional Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of SLD, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including premiums, surrenders and withdrawals, cost of insurance and administrative charges and benefit payments. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

▪ Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Inputs other than quoted market prices that are observable; and
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 3.00% to 15.00% of each premium payment as defined in the Policies. These charges are assessed through the redemption of units.

Mortality and Expense Risk Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies. These charges are assessed through a reduction in unit values.

Other Policy Charges

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, Voya Corporate, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB Policies (collectively, Class B Policies) and Voya Corporate Advantage, a monthly deduction, at an annual rate of up to 0.90% of the policyholder account value, is charged. These charges are assessed through the redemption of units.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies. The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies. These charges are assessed through the redemption of units.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements. These charges are assessed through the redemption of units.

Fees Waived by SLD

Certain charges and fees for various types of Contracts may be waived by SLD. SLD reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5. **Related Party Transactions**

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and Voya Retirement Insurance and Annuity Company ("VRIAC") to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue DSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.19% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Core Equity Fund - Series I Shares	$ 354	$ 654
American Funds Insurance Series®:		
Growth Fund - Class 2	12,645	5,999
Growth-Income Fund - Class 2	5,939	3,166
International Fund - Class 2	6,193	8,339
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	2,729	1,041
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class	673	2,013
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class	2,557	5,933
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	5	7
M Fund, Inc.:		
M Capital Appreciation Fund	1,233	801
M International Equity Fund	606	952
M Large Cap Growth Fund	384	841
M Large Cap Value Fund	306	371
Neuberger Berman Advisers Management Trust®:		
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	156	251
Van Eck VIP Trust:		
Van Eck VIP Global Hard Assets Fund - Initial Class	—	200
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	652	1,451
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	19,191	5,705
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	229	8,418
Voya Government Liquid Assets Portfolio - Class I	10,066	20,298
Voya Government Liquid Assets Portfolio - Service Class	12,520	13,946
Voya Large Cap Growth Portfolio - Institutional Class	4,974	4,732
Voya Large Cap Value Portfolio - Institutional Class	1,029	1,750
Voya Limited Maturity Bond Portfolio - Service Class	3,260	11,682
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	196	167
Voya Retirement Growth Portfolio - Institutional Class	4,261	6,672
Voya Retirement Moderate Growth Portfolio - Institutional Class	2,891	2,407
Voya Retirement Moderate Portfolio - Institutional Class	1,210	779
Voya U.S. Stock Index Portfolio - Institutional Class	12,941	33,382
VY® Clarion Global Real Estate Portfolio - Service Class	989	1,174

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	$ 3,705	$ 16,808
VY® Invesco Growth and Income Portfolio - Service Class	2,300	1,381
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	5,870	4,466
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	3,371	5,386
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	9,357	4,411
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	3,605	3,504
VY® T. Rowe Price International Stock Portfolio - Institutional Class	1,138	2,118
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Service Class	2,321	858
Voya Solution Moderately Aggressive Portfolio - Initial Class	908	102
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	3	4
VY® Baron Growth Portfolio - Initial Class	2,390	2,260
VY® Columbia Small Cap Value II Portfolio - Initial Class	3,652	3,570
VY® Invesco Comstock Portfolio - Initial Class	1,170	1,579
VY® Invesco Equity and Income Portfolio - Initial Class	1,471	1,706
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	1,584	1,644
VY® Oppenheimer Global Portfolio - Initial Class	2,641	2,251
VY® Pioneer High Yield Portfolio - Initial Class	2,747	8,191
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	5,165	5,362
VY® Templeton Foreign Equity Portfolio - Initial Class	1,595	1,806
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	2	3
Voya Strategic Allocation Growth Portfolio - Class I	4	16
Voya Strategic Allocation Moderate Portfolio - Class I	20	132
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	1,315	734
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	1,553	925
Voya Index Plus LargeCap Portfolio - Class I	948	1,151
Voya Index Plus MidCap Portfolio - Class I	6,311	2,608
Voya Index Plus SmallCap Portfolio - Class I	2,012	1,636
Voya International Index Portfolio - Class S	2,558	2,921
Voya Russell™ Large Cap Growth Index Portfolio - Class I	5,512	8,550
Voya Russell™ Large Cap Index Portfolio - Class I	4,885	1,246
Voya Russell™ Large Cap Value Index Portfolio - Class I	5,013	938
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	1,646	1,936
Voya Russell™ Small Cap Index Portfolio - Class I	5,294	1,669
Voya Small Company Portfolio - Class S	1,719	5,546
Voya U.S. Bond Index Portfolio - Class I	2,676	1,451
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	15,930	1,591
Voya SmallCap Opportunities Portfolio - Class I	2,068	1,810

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2017			**2016**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	2,425	33,340	(30,915)	2,342	37,149	(34,807)
American Funds Insurance Series®:						
Growth Fund - Class 2	228,109	215,549	12,560	136,310	265,400	(129,090)
Growth-Income Fund - Class 2	148,914	153,445	(4,531)	132,427	211,649	(79,222)
International Fund - Class 2	209,622	295,208	(85,586)	215,947	268,546	(52,599)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	169,424	94,713	74,711	194,926	226,172	(31,246)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	28,768	96,940	(68,172)	43,146	49,084	(5,938)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	75,936	254,096	(178,160)	120,771	404,947	(284,176)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	62	427	(365)	65	3,715	(3,650)
M Fund, Inc.:						
M Capital Appreciation Fund	5,318	19,988	(14,670)	9,834	23,625	(13,791)
M International Equity Fund	28,531	49,621	(21,090)	48,008	51,879	(3,871)
M Large Cap Growth Fund	10,937	30,871	(19,934)	7,644	80,488	(72,844)
M Large Cap Value Fund	7,420	16,090	(8,670)	9,613	57,801	(48,188)
Neuberger Berman Advisers Management Trust®:						
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	5,492	11,618	(6,126)	6,093	11,689	(5,596)
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund - Initial Class	107	6,333	(6,226)	141	8,924	(8,783)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	48,433	112,024	(63,591)	55,907	99,595	(43,688)

Year ended December 31

	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	1,089,667	478,745	610,922	525,620	816,205	(290,585)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	21,287	723,283	(701,996)	725,462	20,168	705,294
Voya Government Liquid Assets Portfolio - Class I	1,404,299	2,348,443	(944,144)	2,012,930	2,977,946	(965,016)
Voya Government Liquid Assets Portfolio - Service Class	1,255,478	1,366,309	(110,831)	1,452,438	1,756,701	(304,263)
Voya Large Cap Growth Portfolio - Institutional Class	105,270	191,779	(86,509)	156,341	220,292	(63,951)
Voya Large Cap Value Portfolio - Institutional Class	72,422	128,624	(56,202)	108,441	172,007	(63,566)
Voya Limited Maturity Bond Portfolio - Service Class	279,630	806,056	(526,426)	947,385	391,207	556,178
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	3,969	8,442	(4,473)	6,287	8,635	(2,348)
Voya Retirement Growth Portfolio - Institutional Class	201,434	501,852	(300,418)	180,955	325,937	(144,982)
Voya Retirement Moderate Growth Portfolio - Institutional Class	120,831	175,591	(54,760)	110,100	152,310	(42,210)
Voya Retirement Moderate Portfolio - Institutional Class	54,779	64,069	(9,290)	71,982	112,964	(40,982)
Voya U.S. Stock Index Portfolio - Institutional Class	294,534	1,469,579	(1,175,045)	533,406	836,437	(303,031)
VY® Clarion Global Real Estate Portfolio - Service Class	93,501	137,081	(43,580)	148,488	250,483	(101,995)
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	42,439	800,972	(758,533)	110,671	258,530	(147,859)
VY® Invesco Growth and Income Portfolio - Service Class	67,786	72,092	(4,306)	100,228	70,131	30,097
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	431,704	342,653	89,051	551,854	701,292	(149,438)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	82,532	191,392	(108,860)	116,027	212,321	(96,294)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	234,567	225,744	8,823	284,281	523,796	(239,515)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	61,690	148,965	(87,275)	181,707	241,275	(59,568)
VY® T. Rowe Price International Stock Portfolio - Institutional Class	73,454	125,694	(52,240)	82,314	98,366	(16,052)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Service Class	165,084	93,914	71,170	116,119	174,760	(58,641)
Voya Solution Moderately Aggressive Portfolio - Initial Class	87,710	25,303	62,407	71,569	47,418	24,151
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	2	132	(130)	5	478	(473)
VY® Baron Growth Portfolio - Initial Class	58,981	101,998	(43,017)	41,926	187,458	(145,532)
VY® Columbia Small Cap Value II Portfolio - Initial Class	181,341	194,671	(13,330)	156,145	129,091	27,054
VY® Invesco Comstock Portfolio - Initial Class	52,712	72,245	(19,533)	40,556	68,024	(27,468)
VY® Invesco Equity and Income Portfolio - Initial Class	56,667	82,300	(25,633)	49,239	105,974	(56,735)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	1,061	36,998	(35,937)	1,280	60,116	(58,836)

	Year ended December 31					
	2017			**2016**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Oppenheimer Global Portfolio - Initial Class	119,828	112,443	7,385	61,878	147,021	(85,143)
VY® Pioneer High Yield Portfolio - Initial Class	122,932	434,541	(311,609)	606,438	432,297	174,141
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	115,552	217,146	(101,594)	130,422	209,898	(79,476)
VY® Templeton Foreign Equity Portfolio - Initial Class	138,947	168,694	(29,747)	188,919	186,252	2,667
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	22	160	(138)	24	2,535	(2,511)
Voya Strategic Allocation Growth Portfolio - Class I	34	793	(759)	39	3,254	(3,215)
Voya Strategic Allocation Moderate Portfolio - Class I	3	6,615	(6,612)	5	10,692	(10,687)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	20,109	49,584	(29,475)	38,137	47,515	(9,378)
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	176,079	151,126	24,953	168,946	243,181	(74,235)
Voya Index Plus LargeCap Portfolio - Class I	26,103	54,421	(28,318)	38,904	60,203	(21,299)
Voya Index Plus MidCap Portfolio - Class I	168,462	96,768	71,694	124,110	90,886	33,224
Voya Index Plus SmallCap Portfolio - Class I	46,549	59,889	(13,340)	96,340	67,560	28,780
Voya International Index Portfolio - Class S	153,734	193,443	(39,709)	181,639	261,245	(79,606)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	223,044	305,416	(82,372)	143,807	424,481	(280,674)
Voya Russell™ Large Cap Index Portfolio - Class I	163,556	46,057	117,499	41,090	71,094	(30,004)
Voya Russell™ Large Cap Value Index Portfolio - Class I	182,158	41,908	140,250	84,779	81,703	3,076
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	54,886	65,409	(10,523)	32,158	46,657	(14,499)
Voya Russell™ Small Cap Index Portfolio - Class I	222,569	86,632	135,937	94,444	46,732	47,712
Voya Small Company Portfolio - Class S	46,916	269,012	(222,096)	264,220	102,636	161,584
Voya U.S. Bond Index Portfolio - Class I	235,583	156,331	79,252	368,403	292,284	76,119
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	488,601	58,045	430,556	130	6,770	(6,640)
Voya SmallCap Opportunities Portfolio - Class I	76,659	83,245	(6,586)	77,052	89,396	(12,344)

58

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Invesco V.I. Core Equity Fund - Series I Shares							
2017		270	$19.95 to $21.77	$5,429	1.03%	0.00% to 0.75%	12.33% to 13.15%
2016		301	$17.76 to $19.24	$5,387	0.75%	0.00% to 0.75%	9.43% to 10.26%
2015		335	$16.23 to $17.45	$5,489	1.12%	0.00% to 0.75%	-6.46% to -5.78%
2014		369	$17.35 to $18.52	$6,455	0.85%	0.00% to 0.75%	7.36% to 8.18%
2013		417	$16.16 to $17.12	$6,786	1.36%	0.00% to 0.75%	28.25% to 29.21%
Growth Fund - Class 2							
2017		1,543	$32.80 to $46.45	$69,203	0.53%	0.00% to 0.75%	27.33% to 28.31%
2016		1,530	$25.57 to $36.20	$53,559	0.75%	0.00% to 0.75%	8.68% to 9.51%
2015		1,659	$23.35 to $33.07	$53,048	0.61%	0.00% to 0.75%	6.07% to 6.86%
2014		1,806	$21.85 to $30.95	$54,118	0.79%	0.00% to 0.75%	7.67% to 8.52%
2013		1,902	$20.14 to $28.52	$52,581	0.92%	0.00% to 0.75%	29.15% to 30.11%
Growth-Income Fund - Class 2							
2017		1,078	$35.22 to $39.33	$40,934	1.42%	0.00% to 0.75%	21.45% to 22.37%
2016		1,083	$23.15 to $32.14	$33,608	1.44%	0.00% to 0.75%	10.69% to 11.52%
2015		1,162	$20.76 to $28.82	$32,330	1.31%	0.00% to 0.75%	0.69% to 1.48%
2014		1,250	$20.46 to $28.40	$34,387	1.31%	0.00% to 0.75%	9.84% to 10.63%
2013		1,256	$18.50 to $25.67	$31,330	1.36%	0.00% to 0.75%	32.49% to 33.49%
International Fund - Class 2							
2017		1,485	$24.59 to $40.17	$57,355	1.37%	0.00% to 0.75%	31.17% to 32.14%
2016		1,571	$18.61 to $30.40	$46,052	1.37%	0.00% to 0.75%	2.77% to 3.54%
2015		1,624	$17.98 to $29.36	$46,064	1.59%	0.00% to 0.75%	-5.25% to -4.51%
2014		1,582	$18.83 to $30.75	$46,977	1.42%	0.00% to 0.75%	-3.40% to -2.64%
2013		1,591	$19.34 to $31.59	$48,698	1.40%	0.00% to 0.75%	20.75% to 21.64%

59

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III												
2017	726	$18.20	to	$19.42	$13,874	1.33%	0.00%	to	0.75%	12.83%	to	13.70%
2016	651	$16.13	to	$17.08	$10,991	1.22%	0.00%	to	0.75%	3.07%	to	3.77%
2015	682	$15.65	to	$16.46	$11,113	1.09%	0.00%	to	0.75%	-1.76%	to	-0.96%
2014	892	$15.93	to	$16.62	$14,691	2.32%	0.00%	to	0.75%	1.14%	to	1.90%
2013	827	$15.75	to	$16.31	$13,360	1.04%	0.00%	to	0.75%	13.55%	to	14.46%
Fidelity® VIP Equity-Income Portfolio - Service Class												
2017	246	$22.21	to	$24.44	$5,780	1.47%	0.00%	to	0.75%	11.95%	to	12.83%
2016	314	$19.84	to	$21.66	$6,574	2.23%	0.00%	to	0.75%	17.05%	to	17.91%
2015	320	$16.95	to	$18.37	$5,706	2.93%	0.00%	to	0.75%	-4.83%	to	-4.11%
2014	373	$17.81	to	$19.16	$6,979	2.98%	0.00%	to	0.75%	7.81%	to	8.68%
2013	331	$16.52	to	$17.63	$5,691	2.28%	0.00%	to	0.75%	27.08%	to	28.03%
Fidelity® VIP Contrafund® Portfolio - Service Class												
2017	848	$28.90	to	$31.79	$25,957	0.86%	0.00%	to	0.75%	20.87%	to	21.75%
2016	1,026	$23.91	to	$26.11	$25,906	0.64%	0.00%	to	0.75%	7.08%	to	7.92%
2015	1,310	$22.33	to	$24.20	$30,752	0.93%	0.00%	to	0.75%	-0.18%	to	0.58%
2014	1,397	$22.37	to	$24.06	$32,694	0.91%	0.00%	to	0.75%	10.96%	to	11.82%
2013	1,318	$20.16	to	$21.52	$27,683	0.95%	0.00%	to	0.75%	30.15%	to	31.14%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2017	12	$15.62	to	$17.19	$184	2.41%	0.00%	to	0.75%	3.44%	to	4.24%
2016	12	$15.10	to	$16.49	$183	2.12%	0.00%	to	0.75%	3.92%	to	4.76%
2015	16	$14.53	to	$15.74	$232	2.46%	0.00%	to	0.75%	-1.29%	to	-0.63%
2014	17	$14.72	to	$15.84	$255	2.36%	0.00%	to	0.75%	4.99%	to	5.81%
2013	18	$14.02	to	$14.97	$253	2.19%	0.00%	to	0.75%	-2.50%	to	-1.77%
M Capital Appreciation Fund												
2017	235	$44.64	to	$50.62	$10,549	—	0.00%	to	0.75%	18.13%	to	19.02%
2016	250	$37.79	to	$42.53	$9,495	0.37%	0.00%	to	0.75%	20.16%	to	21.06%
2015	264	$31.45	to	$35.13	$8,335	—	0.00%	to	0.75%	-7.28%	to	-6.59%
2014	267	$33.92	to	$37.61	$9,101	—	0.00%	to	0.75%	11.58%	to	12.44%
2013	321	$30.40	to	$33.45	$9,803	—	0.00%	to	0.75%	38.18%	to	39.20%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
M International Equity Fund												
2017	464	$20.88	to	$23.68	$9,740	1.68%	0.00%	to	0.75%	23.11%	to	24.04%
2016	485	$16.96	to	$19.09	$8,275	1.17%	0.00%	to	0.75%	-0.76%	to	-0.05%
2015	489	$17.09	to	$19.10	$8,408	1.65%	0.00%	to	0.75%	-4.68%	to	-3.92%
2014	548	$17.93	to	$19.88	$10,029	2.05%	0.00%	to	0.75%	-7.77%	to	-7.06%
2013	681	$19.44	to	$21.39	$13,444	2.37%	0.00%	to	0.75%	15.44%	to	16.31%
M Large Cap Growth Fund												
2017	104	$31.39	to	$35.60	$3,437	—	0.00%	to	0.75%	37.92%	to	38.95%
2016	124	$22.76	to	$25.62	$2,956	1.33%	0.00%	to	0.75%	-3.07%	to	-2.33%
2015	197	$23.48	to	$26.23	$4,929	0.02%	0.00%	to	0.75%	6.92%	to	7.72%
2014	196	$21.96	to	$24.35	$4,545	0.04%	0.00%	to	0.75%	9.36%	to	10.23%
2013	209	$20.08	to	$22.09	$4,401	0.50%	0.00%	to	0.75%	35.13%	to	36.11%
M Large Cap Value Fund												
2017	97	$25.82	to	$29.06	$2,588	1.44%	0.00%	to	0.75%	14.15%	to	15.00%
2016	105	$22.62	to	$25.27	$2,470	1.52%	0.00%	to	0.75%	8.80%	to	9.63%
2015	154	$20.79	to	$23.05	$3,370	1.65%	0.00%	to	0.75%	-1.42%	to	-0.65%
2014	107	$21.09	to	$23.20	$2,323	1.13%	0.00%	to	0.75%	8.88%	to	9.69%
2013	115	$19.37	to	$21.15	$2,280	2.45%	0.00%	to	0.75%	33.22%	to	34.20%
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class												
2017	58	$26.32	to	$28.95	$1,631	0.51%	0.00%	to	0.75%	17.55%	to	18.40%
2016	64	$22.39	to	$24.45	$1,521	0.68%	0.00%	to	0.75%	9.06%	to	9.89%
2015	70	$20.53	to	$22.25	$1,509	0.58%	0.00%	to	0.75%	-1.20%	to	-0.49%
2014	73	$20.78	to	$22.36	$1,596	0.37%	0.00%	to	0.75%	9.54%	to	10.42%
2013	85	$18.97	to	$20.25	$1,659	0.66%	0.00%	to	0.75%	36.57%	to	37.57%
Van Eck VIP Global Hard Assets Fund - Initial Class												
2017	21	$32.40	to	$34.06	$672	—	0.00%	to	0.75%	-2.41%	to	-1.70%
2016	27	$33.21	to	$34.65	$896	0.45%	0.00%	to	0.75%	42.59%	to	43.72%
2015	36	$23.29	to	$24.11	$834	—	0.00%	to	0.75%	-33.93%	to	-33.45%
2014	52	$35.25	to	$36.23	$1,836	0.12%	0.00%	to	0.75%	-19.70%	to	-19.11%
2013	67	$43.90	to	$44.79	$2,975	0.73%	0.00%	to	0.75%	9.70%	to	10.54%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Balanced Portfolio - Class I													
2017		586	$16.94	to	$18.49	$10,356	2.63%	0.00%	to	0.75%	13.92%	to	14.70%
2016		650	$14.87	to	$16.12	$10,013	1.76%	0.00%	to	0.75%	6.98%	to	7.83%
2015		694	$13.90	to	$14.95	$9,938	2.05%	0.00%	to	0.75%	-2.59%	to	-1.84%
2014		780	$14.27	to	$15.23	$11,416	1.76%	0.00%	to	0.75%	5.39%	to	6.21%
2013		604	$13.54	to	$14.34	$8,308	2.18%	0.00%	to	0.75%	15.92%	to	16.68%
Voya Intermediate Bond Portfolio - Class I													
2017		4,235	$17.73	to	$21.32	$84,548	3.41%	0.00%	to	0.75%	4.24%	to	5.08%
2016		3,624	$16.88	to	$20.29	$69,907	2.35%	0.00%	to	0.75%	3.53%	to	4.33%
2015		3,914	$16.18	to	$19.45	$72,595	3.54%	0.00%	to	0.75%	-0.11%	to	0.62%
2014		3,877	$16.08	to	$19.34	$71,653	4.34%	0.00%	to	0.75%	5.84%	to	6.67%
2013		2,053	$15.08	to	$18.13	$35,686	3.36%	0.00%	to	0.75%	-0.84%	to	-0.11%
Voya Global Perspectives® Portfolio - Class I													
2017		34	$12.60	to	$13.05	$442	0.26%	0.00%	to	0.75%	14.13%	to	14.98%
2016		736	$11.04	to	$11.35	$8,324	0.25%	0.00%	to	0.75%	6.05%	to	6.77%
2015		31	$10.41	to	$10.63	$325	3.16%	0.00%	to	0.75%	-4.14%	to	-3.28%
2014		34	$10.86	to	$10.99	$372	—	0.00%	to	0.75%		4.17%	
2013	5/3/2013	17		$10.55		$181	(a)		—			(a)	
Voya Government Liquid Assets Portfolio - Class I													
2017		1,497		$10.81		$16,191	0.57%		0.75%			-0.09%	
2016		2,441		$10.82		$26,423	0.14%		0.75%			-0.55%	
2015		3,406		$10.88		$37,062	—		0.75%			-0.73%	
2014		3,078		$10.96		$33,736	—		0.75%			-0.72%	
2013		3,002		$11.04		$33,144	—		0.75%			-0.72%	
Voya Government Liquid Assets Portfolio - Service Class													
2017		1,222		$13.54		$16,541	0.41%		—			0.45%	
2016		1,333		$13.48		$17,967	—		—			0.07%	
2015		1,637		$13.47		$22,048	—		—			—	
2014		2,148		$13.47		$28,930	—		—			0.07%	
2013		2,341		$13.46		$31,513	—		—			—	

62

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Large Cap Growth Portfolio - Institutional Class						
2017	1,227	$38.05 to $41.86	$48,321	0.64%	0.00% to 0.75%	28.76% to 29.76%
2016	1,313	$29.55 to $32.26	$39,997	0.54%	0.00% to 0.75%	3.21% to 3.96%
2015	1,378	$28.63 to $31.03	$40,562	0.57%	0.00% to 0.75%	5.57% to 6.38%
2014	1,624	$27.12 to $29.17	$45,236	0.39%	0.00% to 0.75%	12.77% to 13.63%
2013	1,262	$24.05 to $25.67	$30,788	0.53%	0.00% to 0.75%	30.00% to 30.98%
Voya Large Cap Value Portfolio - Institutional Class						
2017	838	$19.79 to $20.85	$17,010	2.46%	0.00% to 0.75%	12.70% to 13.56%
2016	894	$17.56 to $18.36	$16,053	2.41%	0.00% to 0.75%	13.07% to 13.90%
2015	958	$15.53 to $16.12	$15,144	1.79%	0.00% to 0.75%	-5.19% to -4.45%
2014	1,121	$16.38 to $16.87	$18,622	2.49%	0.00% to 0.75%	9.27% to 10.05%
2013	402	$14.99 to $15.33	$6,089	0.70%	0.00% to 0.75%	29.90% to 30.91%
Voya Limited Maturity Bond Portfolio - Service Class						
2017	1,776	$11.96 to $17.51	$24,984	1.54%	0.00% to 0.75%	0.42% to 1.22%
2016	2,303	$11.91 to $17.30	$33,533	1.22%	0.00% to 0.75%	0.51% to 1.29%
2015	1,746	$11.85 to $17.08	$24,748	1.05%	0.00% to 0.75%	-0.17% to 0.54%
2014	1,608	$11.87 to $16.99	$22,235	0.70%	0.00% to 0.75%	-0.08% to 0.71%
2013	1,537	$11.88 to $16.87	$21,326	0.89%	0.00% to 0.75%	0.00% to 0.72%
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class						
2017	84	$24.69 to $27.15	$2,119	1.09%	0.00% to 0.75%	20.85% to 21.69%
2016	88	$20.43 to $22.31	$1,844	2.18%	0.00% to 0.75%	7.98% to 8.83%
2015	91	$18.92 to $20.50	$1,752	0.81%	0.00% to 0.75%	-1.10% to -0.34%
2014	137	$19.13 to $20.57	$2,696	1.44%	0.00% to 0.75%	14.41% to 15.30%
2013	87	$16.72 to $17.84	$1,481	1.00%	0.00% to 0.75%	29.71% to 30.70%
Voya Retirement Growth Portfolio - Institutional Class						
2017	1,674	$17.50 to $18.61	$30,870	2.01%	0.00% to 0.75%	16.20% to 17.12%
2016	1,975	$15.06 to $15.89	$31,016	2.66%	0.00% to 0.75%	7.04% to 7.80%
2015	2,121	$14.07 to $14.74	$30,916	2.22%	0.00% to 0.75%	-2.36% to -1.67%
2014	2,185	$14.41 to $14.99	$32,443	2.02%	0.00% to 0.75%	4.88% to 5.71%
2013	2,419	$13.74 to $14.18	$34,039	2.24%	0.00% to 0.75%	18.35% to 19.26%

63

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Retirement Moderate Growth Portfolio - Institutional Class									
2017	905	$17.02	to $18.10	$16,054	2.16%	0.00%	to 0.75%	14.23%	to 15.07%
2016	959	$14.90	to $15.73	$14,818	2.55%	0.00%	to 0.75%	6.43%	to 7.23%
2015	1,001	$14.00	to $14.67	$14,444	1.91%	0.00%	to 0.75%	-1.96%	to -1.21%
2014	1,125	$14.28	to $14.85	$16,488	2.04%	0.00%	to 0.75%	5.31%	to 6.07%
2013	1,239	$13.56	to $14.00	$17,191	2.70%	0.00%	to 0.75%	15.21%	to 16.18%
Voya Retirement Moderate Portfolio - Institutional Class									
2017	536	$16.01	to $17.02	$8,816	1.91%	0.00%	to 0.75%	11.41%	to 12.20%
2016	545	$14.37	to $15.17	$8,028	2.30%	0.00%	to 0.75%	5.27%	to 6.16%
2015	586	$13.65	to $14.29	$8,165	1.14%	0.00%	to 0.75%	-1.94%	to -1.24%
2014	679	$13.92	to $14.47	$9,624	3.24%	0.00%	to 0.75%	4.82%	to 5.62%
2013	722	$13.28	to $13.70	$9,718	3.11%	0.00%	to 0.75%	9.48%	to 10.31%
Voya U.S. Stock Index Portfolio - Institutional Class									
2017	5,901	$27.95	to $30.98	$169,358	1.67%	0.00%	to 0.75%	20.57%	to 21.49%
2016	7,076	$23.19	to $25.50	$167,819	2.02%	0.00%	to 0.75%	10.80%	to 11.65%
2015	7,377	$20.93	to $22.84	$157,399	1.83%	0.00%	to 0.75%	0.38%	to 1.11%
2014	7,792	$20.85	to $22.59	$165,273	1.85%	0.00%	to 0.75%	12.52%	to 13.35%
2013	8,401	$18.53	to $19.93	$157,986	1.96%	0.00%	to 0.75%	31.05%	to 32.07%
VY® Clarion Global Real Estate Portfolio - Service Class									
2017	838	$12.69	to $13.64	$11,075	3.48%	0.00%	to 0.75%	9.68%	to 10.45%
2016	882	$11.57	to $12.35	$10,562	1.07%	0.00%	to 0.75%	-0.09%	to 0.65%
2015	984	$11.58	to $12.27	$11,763	2.91%	0.00%	to 0.75%	-2.44%	to -1.68%
2014	970	$11.87	to $12.88	$11,810	1.15%	0.00%	to 0.75%	12.94%	to 13.88%
2013	1,020	$10.51	to $11.31	$10,944	5.20%	0.00%	to 0.75%	2.94%	to 3.69%
VY® Invesco Growth and Income Portfolio - Service Class									
2017	561	$25.16	to $27.68	$15,081	1.98%	0.00%	to 0.75%	13.03%	to 13.90%
2016	566	$22.26	to $24.31	$13,351	2.21%	0.00%	to 0.75%	19.04%	to 19.94%
2015	535	$18.70	to $20.27	$10,548	3.28%	0.00%	to 0.75%	-3.66%	to -2.92%
2014	556	$19.41	to $20.88	$11,311	1.03%	0.00%	to 0.75%	9.29%	to 10.13%
2013	691	$17.76	to $18.96	$12,796	1.40%	0.00%	to 0.75%	32.83%	to 33.90%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class									
2017	1,971	$18.98	to $20.83	$39,072	0.71%	0.00%	to 0.75%	42.28%	to 43.39%
2016	1,882	$13.34	to $14.53	$26,095	1.63%	0.00%	to 0.75%	12.38%	to 13.25%
2015	2,031	$11.87	to $12.83	$24,961	1.50%	0.00%	to 0.75%	-16.17%	to -15.54%
2014	1,876	$14.16	to $15.19	$27,299	1.12%	0.00%	to 0.75%	0.35%	to 1.13%
2013	2,207	$14.11	to $15.02	$31,982	1.11%	0.00%	to 0.75%	-6.18%	to -5.44%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class									
2017	888	$36.15	to $40.05	$32,933	0.70%	0.00%	to 0.75%	15.02%	to 15.85%
2016	997	$31.43	to $34.57	$32,058	0.75%	0.00%	to 0.75%	20.98%	to 21.94%
2015	1,093	$25.98	to $28.35	$28,980	0.46%	0.00%	to 0.75%	-4.17%	to -3.47%
2014	1,123	$26.09	to $29.37	$31,001	0.53%	0.00%	to 0.75%	7.79%	to 8.62%
2013	1,238	$24.02	to $27.04	$31,624	0.92%	0.00%	to 0.75%	38.34%	to 39.38%
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class									
2017	1,731	$42.94	to $48.69	$80,044	1.51%	0.00%	to 0.75%	14.54%	to 15.38%
2016	1,722	$37.49	to $42.20	$69,158	1.53%	0.00%	to 0.75%	7.48%	to 8.32%
2015	1,961	$34.88	to $38.96	$72,875	1.53%	0.00%	to 0.75%	4.71%	to 5.50%
2014	2,075	$33.31	to $36.93	$73,165	1.58%	0.00%	to 0.75%	11.59%	to 12.42%
2013	2,115	$21.22	to $32.85	$66,527	1.38%	0.00%	to 0.75%	21.59%	to 22.53%
VY® T. Rowe Price Equity Income Portfolio - Institutional Class									
2017	907	$33.33	to $34.16	$30,573	2.31%	0.00%	to 0.75%	15.61%	to 16.47%
2016	994	$28.83	to $29.33	$28,884	2.50%	0.00%	to 0.75%	18.16%	to 19.08%
2015	1,053	$24.40	to $24.63	$25,812	2.29%	0.00%	to 0.75%	-7.33%	to -6.63%
2014	1,199	$26.33	to $26.38	$31,600	2.16%	0.00%	to 0.75%	6.99%	to 7.76%
2013	1,261	$24.48	to $24.61	$30,952	1.90%	0.00%	to 0.75%	29.05%	to 30.01%
VY® T. Rowe Price International Stock Portfolio - Institutional Class									
2017	438	$21.08	to $23.18	$9,823	1.43%	0.00%	to 0.75%	27.22%	to 28.21%
2016	490	$16.57	to $18.08	$8,519	1.73%	0.00%	to 0.75%	1.47%	to 2.15%
2015	506	$16.33	to $17.70	$8,648	1.27%	0.00%	to 0.75%	-1.51%	to -0.73%
2014	538	$16.58	to $17.83	$9,315	1.32%	0.00%	to 0.75%	-1.54%	to -0.78%
2013	518	$16.84	to $17.97	$9,066	1.29%	0.00%	to 0.75%	13.71%	to 14.53%

65

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Service Class													
2017		1,051	$15.21	to	$16.83	$16,702	2.33%	0.00%	to	0.75%	8.49%	to	9.29%
2016		980	$14.02	to	$15.40	$14,243	1.55%	0.00%	to	0.75%	5.26%	to	6.02%
2015		1,038	$13.32	to	$14.53	$14,319	-	0.00%	to	0.75%	-5.26%	to	-4.47%
2014		1,110	$14.06	to	$15.21	$16,073	0.58%	0.00%	to	0.75%	-0.57%	to	0.13%
2013		1,161	$14.14	to	$15.19	$16,876	1.80%	0.00%	to	0.75%	-4.97%	to	-4.25%
Voya Solution Moderately Aggressive Portfolio - Initial Class													
2017		358	$11.94	to	$12.16	$4,326	1.58%	0.00%	to	0.75%	17.62%	to	18.52%
2016	08/14/2015	295	$10.16	to	$10.26	$3,021	1.24%	0.00%	to	0.75%	5.61%	to	6.32%
2015		271	$9.62	to	$9.65	$2,612	(b)	0.00%	to	0.75%	(b)		
2014		(b)	(b)			(b)	(b)	(b)	(b)		(b)		
2013		(b)	(b)			(b)	(b)	(b)	(b)		(b)		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2017		2	$33.03	to	$36.34	$65	1.25%	0.00%	to	0.75%	10.62%	to	11.47%
2016		2	$29.86	to	$32.60	$63	1.62%	0.00%	to	0.75%	23.44%	to	24.38%
2015		2	$24.19	to	$26.21	$62	1.38%	0.00%	to	0.75%	-2.26%	to	-1.54%
2014		3	$24.75	to	$26.62	$83	1.15%	0.00%	to	0.75%	11.89%	to	12.75%
2013		4	$22.12	to	$23.61	$91	0.90%	0.00%	to	0.75%	30.81%	to	31.75%
VY® Baron Growth Portfolio - Initial Class													
2017		375	$29.13	to	$32.05	$11,521	0.98%	0.00%	to	0.75%	27.54%	to	28.51%
2016		418	$22.84	to	$24.94	$9,998	—	0.00%	to	0.75%	4.77%	to	5.59%
2015		563	$21.80	to	$23.62	$12,857	0.54%	0.00%	to	0.75%	-5.46%	to	-4.71%
2014		629	$23.06	to	$24.80	$15,064	0.27%	0.00%	to	0.75%	3.78%	to	4.55%
2013		747	$22.22	to	$23.72	$17,134	1.60%	0.00%	to	0.75%	38.18%	to	39.22%
VY® Columbia Small Cap Value II Portfolio - Initial Class													
2017		478	$21.96	to	$23.97	$10,904	0.57%	0.00%	to	0.75%	10.35%	to	11.18%
2016		491	$19.90	to	$21.56	$10,164	0.50%	0.00%	to	0.75%	23.07%	to	24.05%
2015		464	$16.17	to	$17.38	$7,806	0.57%	0.00%	to	0.75%	-3.41%	to	-2.74%
2014		514	$16.74	to	$17.87	$8,922	0.39%	0.00%	to	0.75%	3.85%	to	4.69%
2013		553	$16.12	to	$17.07	$9,163	0.96%	0.00%	to	0.75%	39.21%	to	40.26%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Invesco Comstock Portfolio - Initial Class									
2017	268	$26.12	to $32.37	$8,290	1.42%	0.00%	to 0.75%	17.09%	to 17.98%
2016	287	$22.14	to $27.44	$7,558	2.60%	0.00%	to 0.75%	17.22%	to 18.14%
2015	315	$18.74	to $23.23	$7,055	2.46%	0.00%	to 0.75%	-6.43%	to -5.76%
2014	370	$19.89	to $24.65	$8,767	2.04%	0.00%	to 0.75%	8.52%	to 9.41%
2013	428	$18.18	to $22.54	$9,347	1.07%	0.00%	to 0.75%	34.53%	to 35.47%
VY® Invesco Equity and Income Portfolio - Initial Class									
2017	357	$24.88	to $28.00	$9,648	2.21%	0.00%	to 0.75%	10.09%	to 10.89%
2016	382	$22.60	to $25.25	$9,331	2.00%	0.00%	to 0.75%	14.43%	to 15.30%
2015	439	$19.75	to $21.90	$9,272	2.28%	0.00%	to 0.75%	-2.81%	to -2.05%
2014	446	$20.32	to $22.36	$9,655	2.38%	0.00%	to 0.75%	8.14%	to 8.97%
2013	146	$18.79	to $20.52	$2,890	1.73%	0.00%	to 0.75%	24.03%	to 24.97%
VY® JPMorgan Mid Cap Value Portfolio - Initial Class									
2017	346	$32.37	to $49.99	$16,264	0.85%	0.00%	to 0.75%	13.17%	to 14.06%
2016	382	$28.38	to $43.84	$15,818	0.88%	0.00%	to 0.75%	14.10%	to 14.95%
2015	441	$24.69	to $38.14	$15,972	0.77%	0.00%	to 0.75%	-3.51%	to -2.78%
2014	582	$25.40	to $39.23	$21,842	1.02%	0.00%	to 0.75%	14.39%	to 15.30%
2013	710	$22.03	to $34.03	$23,197	0.95%	0.00%	to 0.75%	30.93%	to 31.90%
VY® Oppenheimer Global Portfolio - Initial Class									
2017	478	$27.68	to $30.46	$13,972	1.09%	0.00%	to 0.75%	35.47%	to 36.53%
2016	471	$20.44	to $22.31	$10,111	1.09%	0.00%	to 0.75%	-0.49%	to 0.22%
2015	556	$20.54	to $22.26	$11,994	1.77%	0.00%	to 0.75%	3.32%	to 4.12%
2014	460	$19.88	to $21.38	$9,517	1.20%	0.00%	to 0.75%	1.58%	to 2.30%
2013	656	$19.57	to $20.90	$13,236	0.93%	0.00%	to 0.75%	26.18%	to 27.13%
VY® Pioneer High Yield Portfolio - Initial Class									
2017	900	$20.08	to $21.59	$18,680	5.31%	0.00%	to 0.75%	6.58%	to 7.36%
2016	1211	$18.84	to $20.11	$23,621	5.35%	0.00%	to 0.75%	13.43%	to 14.31%
2015	1037	$16.61	to $17.60	$17,671	5.43%	0.00%	to 0.75%	-5.36%	to -4.61%
2014	1,321	$17.55	to $18.45	$23,734	4.83%	0.00%	to 0.75%	-0.40%	to 0.38%
2013	1,597	$17.62	to $18.38	$28,736	4.82%	0.00%	to 0.75%	11.52%	to 12.28%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2017	1,281	$32.83	to	$36.12	$43,443	0.62%	0.00%	to	0.75%	23.89%	to	24.81%
2016	1,382	$26.50	to	$28.94	$37,754	0.30%	0.00%	to	0.75%	6.60%	to	7.42%
2015	1,462	$24.86	to	$26.94	$37,336	—	0.00%	to	0.75%	1.26%	to	2.01%
2014	1,464	$24.55	to	$26.41	$36,761	0.26%	0.00%	to	0.75%	10.99%	to	11.86%
2013	1,616	$22.12	to	$23.61	$36,509	0.29%	0.00%	to	0.75%	34.14%	to	35.16%
VY® Templeton Foreign Equity Portfolio - Initial Class												
2017	885	$14.57	to	$15.21	$13,144	2.03%	0.00%	to	0.75%	21.42%	to	22.37%
2016	915	$12.00	to	$12.43	$11,147	3.58%	0.00%	to	0.75%	1.10%	to	1.80%
2015	912	$11.87	to	$12.21	$10,965	4.20%	0.00%	to	0.75%	-4.12%	to	-3.33%
2014	1,008	$12.38	to	$12.63	$12,586	2.48%	0.00%	to	0.75%	-7.27%	to	-6.58%
2013	1,043	$13.35	to	$13.52	$14,008	1.58%	0.00%	to	0.75%	19.41%	to	20.28%
Voya Strategic Allocation Conservative Portfolio - Class I												
2017	4	$18.04	to	$19.93	$66	2.53%	0.00%	to	0.75%	9.73%	to	10.54%
2016	4	$16.44	to	$18.03	$62	2.28%	0.00%	to	0.75%	4.91%	to	5.69%
2015	6	$15.67	to	$17.06	$99	2.97%	0.00%	to	0.75%	-0.95%	to	-0.18%
2014	7	$15.82	to	$17.09	$103	2.96%	0.00%	to	0.75%	5.82%	to	6.61%
2013	7	$14.95	to	$16.03	$100	2.03%	0.00%	to	0.75%	11.24%	to	12.10%
Voya Strategic Allocation Growth Portfolio - Class I												
2017	12	$20.65	to	$22.81	$268	1.73%	0.00%	to	0.75%	17.00%	to	17.88%
2016	13	$17.65	to	$19.35	$242	2.38%	0.00%	to	0.75%	6.13%	to	6.97%
2015	16	$16.63	to	$18.09	$281	2.72%	0.00%	to	0.75%	-1.89%	to	-1.20%
2014	18	$16.95	to	$18.31	$308	2.08%	0.00%	to	0.75%	5.74%	to	6.58%
2013	22	$16.03	to	$17.18	$365	1.75%	0.00%	to	0.75%	21.53%	to	22.36%
Voya Strategic Allocation Moderate Portfolio - Class I												
2017	49	$19.37	to	$21.39	$1,037	1.95%	0.00%	to	0.75%	13.67%	to	14.45%
2016	55	$17.04	to	$18.69	$1,029	2.59%	0.00%	to	0.75%	5.84%	to	6.68%
2015	66	$16.10	to	$17.52	$1,147	2.91%	0.00%	to	0.75%	-1.35%	to	-0.57%
2014	76	$16.32	to	$17.62	$1,329	2.32%	0.00%	to	0.75%	5.91%	to	6.66%
2013	82	$15.41	to	$16.52	$1,343	2.14%	0.00%	to	0.75%	15.69%	to	16.58%

68

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2017		450	$18.65	to	$32.08	$8,848	1.86%	0.00%	to	0.75%	19.47%	to	20.33%
2016		480	$15.61	to	$26.66	$7,832	2.03%	0.00%	to	0.75%	8.93%	to	9.80%
2015		489	$14.33	to	$24.28	$7,291	1.86%	0.00%	to	0.75%	-2.18%	to	-1.42%
2014		610	$14.65	to	$24.63	$9,287	1.93%	0.00%	to	0.75%	9.90%	to	10.74%
2013		694	$13.33	to	$22.25	$9,579	1.55%	0.00%	to	0.75%	29.67%	to	30.71%
Voya Global Equity Portfolio - Class I													
2017		1,147	$12.14	to	$12.40	$14,110	2.23%	0.00%	to	0.75%	22.87%	to	23.75%
2016	03/09/2015	1,122	$9.88	to	$10.02	$11,181	2.72%	0.00%	to	0.75%	5.22%	to	6.03%
2015		1,196	$9.39	to	$9.45	$11,280	(b)	0.00%	to	0.75%		(b)	
2014		(b)		(b)		(b)	(b)		(b)			(b)	
2013		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Index Plus LargeCap Portfolio - Class I													
2017		710	$26.56	to	$29.89	$19,360	1.57%	0.00%	to	0.75%	23.71%	to	24.65%
2016		739	$21.47	to	$23.98	$16264	1.65%	0.00%	to	0.75%	9.43%	to	10.25%
2015		760	$19.62	to	$21.75	$15265	1.55%	0.00%	to	0.75%	0.10%	to	0.83%
2014		866	$19.60	to	$21.57	$17445	1.49%	0.00%	to	0.75%	13.03%	to	13.89%
2013		985	$17.34	to	$18.94	$17601	1.80%	0.00%	to	0.75%	31.86%	to	32.91%
Voya Index Plus MidCap Portfolio - Class I													
2017		471	$29.73	to	$37.32	$16,979	1.50%	0.00%	to	0.75%	12.75%	to	13.57%
2016		400	$26.18	to	$32.86	$12,602	0.99%	0.00%	to	0.75%	17.26%	to	18.16%
2015		366	$22.16	to	$27.81	$9,836	0.93%	0.00%	to	0.75%	-2.53%	to	-1.77%
2014		384	$22.56	to	$28.32	$10,511	0.86%	0.00%	to	0.75%	8.75%	to	9.57%
2013		404	$20.59	to	$25.85	$10,109	1.22%	0.00%	to	0.75%	33.58%	to	34.58%
Voya Index Plus SmallCap Portfolio - Class I													
2017		264	$27.55	to	$36.37	$9,097	0.84%	0.00%	to	0.75%	9.08%	to	9.94%
2016		278	$25.06	to	$33.09	$8,685	0.74%	0.00%	to	0.75%	26.41%	to	27.34%
2015		249	$19.68	to	$25.99	$6,201	0.97%	0.00%	to	0.75%	-3.93%	to	-3.20%
2014		351	$20.34	to	$26.85	$9,093	0.62%	0.00%	to	0.75%	4.63%	to	5.42%
2013		502	$23.32	to	$25.47	$12,367	0.93%	0.00%	to	0.75%	41.68%	to	42.69%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class S												
2017	1285	$19.88	to	$21.22	$25,885	2.18%	0.00%	to	0.75%	23.56%	to	24.53%
2016	1,324	$16.09	to	$17.04	$21,556	2.80%	0.00%	to	0.75%	-0.19%	to	0.53%
2015	1,404	$16.12	to	$16.95	$22,885	2.77%	0.00%	to	0.75%	-1.83%	to	-1.05%
2014	1,291	$16.42	to	$17.13	$21,322	0.69%	0.00%	to	0.75%	-6.86%	to	-6.19%
2013	1370	$17.63	to	$18.26	$24,265	1.85%	0.00%	to	0.75%	20.18%	to	21.09%
Voya Russell™ Large Cap Growth Index Portfolio - Class I												
2017	1,197	$36.39	to	$38.83	$44,065	1.21%	0.00%	to	0.75%	30.29%	to	31.27%
2016	1,279	$27.93	to	$29.58	$36,096	1.35%	0.00%	to	0.75%	5.76%	to	6.56%
2015	1,560	$26.41	to	$27.76	$41,682	1.17%	0.00%	to	0.75%	6.79%	to	7.60%
2014	1,644	$24.73	to	$25.80	$41,042	1.30%	0.00%	to	0.75%	12.26%	to	13.11%
2013	1,787	$22.03	to	$22.81	$39,651	1.43%	0.00%	to	0.75%	31.05%	to	32.00%
Voya Russell™ Large Cap Index Portfolio - Class I												
2017	326	$33.21	to	$35.44	$11,347	1.92%	0.00%	to	0.75%	21.69%	to	22.59%
2016	208	$27.29	to	$28.91	$5,898	1.97%	0.00%	to	0.75%	10.08%	to	10.94%
2015	238	$24.79	to	$26.06	$6,103	1.75%	0.00%	to	0.75%	1.35%	to	2.12%
2014	207	$24.46	to	$25.52	$5,216	1.45%	0.00%	to	0.75%	12.05%	to	12.87%
2013	162	$21.83	to	$22.61	$3,639	1.28%	0.00%	to	0.75%	31.11%	to	32.07%
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2017	392	$29.04	to	$30.99	$11,811	2.46%	0.00%	to	0.75%	12.60%	to	13.43%
2016	252	$25.79	to	$27.32	$6,644	1.75%	0.00%	to	0.75%	14.78%	to	15.66%
2015	249	$22.47	to	$23.62	$5,707	1.61%	0.00%	to	0.75%	-4.22%	to	-3.51%
2014	267	$23.46	to	$24.48	$6,376	1.57%	0.00%	to	0.75%	11.61%	to	12.45%
2013	269	$21.02	to	$21.77	$5,756	1.50%	0.00%	to	0.75%	30.88%	to	31.86%
Voya Russell™ Mid Cap Growth Index Portfolio - Class I												
2017	150	$35.26	to	$37.63	$5,508	0.89%	0.00%	to	0.75%	23.76%	to	24.69%
2016	161	$28.49	to	$30.18	$4,722	0.91%	0.00%	to	0.75%	6.31%	to	7.10%
2015	175	$26.80	to	$28.18	$4,822	1.02%	0.00%	to	0.75%	-1.33%	to	-0.60%
2014	146	$27.16	to	$28.35	$4,041	0.37%	0.00%	to	0.75%	10.54%	to	11.44%
2013	121	$24.57	to	$25.44	$3,026	0.92%	0.00%	to	0.75%	34.26%	to	35.25%

70

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Small Cap Index Portfolio - Class I												
2017	404	$22.43	to	$24.12	$9,529	1.34%	0.00%	to	0.75%	13.40%	to	14.26%
2016	268	$19.78	to	$21.11	$5,501	1.14%	0.00%	to	0.75%	20.17%	to	21.11%
2015	220	$16.46	to	$17.43	$3,722	1.04%	0.00%	to	0.75%	-5.24%	to	-4.55%
2014	168	$17.37	to	$18.26	$2,987	1.40%	0.00%	to	0.75%	4.14%	to	4.88%
2013	169	$16.68	to	$17.41	$2,879	1.11%	0.00%	to	0.75%	37.74%	to	38.84%
Voya Small Company Portfolio - Class S												
2017	485	$22.40	to	$23.73	$11,097	0.10%	0.00%	to	0.75%	10.18%	to	10.99%
2016	707	$20.33	to	$21.38	$14,765	0.15%	0.00%	to	0.75%	23.21%	to	24.16%
2015	545	$16.50	to	$17.22	$9,142	0.25%	0.00%	to	0.75%	-1.73%	to	-0.98%
2014	629	$16.79	to	$17.39	$10,692	0.09%	0.00%	to	0.75%	5.46%	to	6.23%
2013	684	$15.92	to	$16.37	$10,998	0.29%	0.00%	to	0.75%	36.30%	to	37.33%
Voya U.S. Bond Index Portfolio - Class I												
2017	633	$13.15	to	$14.14	$8,668	2.15%	0.00%	to	0.75%	2.49%	to	3.21%
2016	554	$12.83	to	$13.70	$7,405	2.39%	0.00%	to	0.75%	1.50%	to	2.32%
2015	478	$12.64	to	$13.39	$6,249	2.42%	0.00%	to	0.75%	-0.47%	to	0.22%
2014	311	$12.70	to	$13.36	$4,078	1.90%	0.00%	to	0.75%	4.87%	to	5.78%
2013	309	$12.11	to	$12.63	$3,814	1.95%	0.00%	to	0.75%	-3.20%	to	-2.55%
Voya MidCap Opportunities Portfolio - Class I												
2017	507	$34.66	to	$39.30	$18,539	0.03%	0.00%	to	0.75%	24.18%	to	25.08%
2016	77	$27.91	to	$31.42	$2,339	—	0.00%	to	0.75%	6.45%	to	7.27%
2015	83	$26.22	to	$29.29	$2,369	—	0.00%	to	0.75%	-0.23%	to	0.51%
2014	99	$26.28	to	$29.14	$2,800	0.36%	0.00%	to	0.75%	8.01%	to	8.85%
2013	106	$24.33	to	$26.77	$2,762	0.04%	0.00%	to	0.75%	31.02%	to	31.94%
Voya SmallCap Opportunities Portfolio - Class I												
2017	297	$25.87	to	$37.45	$8,083	0.07%	0.00%	to	0.75%	17.86%	to	18.74%
2016	303	$21.95	to	$31.54	$7,011	—	0.00%	to	0.75%	12.56%	to	13.40%
2015	316	$19.50	to	$27.82	$6,472	—	0.00%	to	0.75%	-1.66%	to	-0.89%
2014	383	$19.83	to	$28.07	$7,902	—	0.00%	to	0.75%	4.87%	to	5.62%
2013	408	$18.91	to	$26.58	$8,007	—	0.00%	to	0.75%	38.03%	to	39.09%

71

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

(a) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Policy presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Report of Independent Auditors

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis financial statements of Security Life of Denver Insurance Company, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Colorado, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2017 and 2016, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2017.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 3, 2018

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2017	**2016**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 8,205,613	$ 7,614,953
Bonds - securities loaned and pledged	421,404	247,404
Preferred stocks	22,477	22,477
Common stocks	24,749	4,682
Subsidiaries	199,874	223,704
Mortgage loans	1,231,291	1,175,081
Contract loans	1,037,127	1,053,343
Derivatives	195,185	115,121
Securities lending collateral	361,699	21,825
Other invested assets	219,670	195,259
Cash and short term investments	272,144	440,723
Total cash and invested assets	12,191,233	11,114,572
Deferred and uncollected premiums, less loading (2017-$768 2016-$1,063)	(156,719)	(206,755)
Accrued investment income	110,283	109,138
Reinsurance balances recoverable	733,528	744,199
Tax recoverable (including $3,335 and $36,372 on realized capital losses at December 31, 2017 and 2016, respectively)	9,937	29,452
Indebtedness from related parties	962	1,254
Net deferred tax asset	123,896	116,757
Other assets	38,196	28,145
Separate account assets	1,496,858	1,358,080
Total admitted assets	$ 14,548,174	$ 13,294,842

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2017	2016
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 8,591,502	$ 8,413,316
Deposit type contracts	669,733	434,474
Policy and contract claims	459,688	389,942
Total policy and contract liabilities	9,720,923	9,237,732
Interest maintenance reserve	55,010	27,608
Accounts payable and accrued expenses	23,183	25,712
Reinsurance balances	1,400,289	1,275,605
Indebtedness to related parties	37,462	22,458
Asset valuation reserve	73,792	72,726
Net transfers from separate accounts due or accrued	(13,713)	(22,425)
Derivatives	59,053	70,006
Payable for securities lending	361,699	21,825
Other liabilities	383,108	308,377
Separate account liabilities	1,496,858	1,358,080
Total liabilities	13,597,664	12,397,704
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880	2,880
Surplus notes	193,025	165,032
Paid in and contributed surplus	421,175	421,175
Unassigned surplus	333,430	308,051
Total capital and surplus	950,510	897,138
Total liabilities and capital and surplus	$ 14,548,174	$ 13,294,842

The accompanying notes are an integral part of these financial statements.

4

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2017	2016	2015
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 693,572	$ 534,865	$ 13,877
Net investment income	532,267	532,284	567,894
Amortization of interest maintenance reserve	(15,836)	(18,795)	(29,491)
Commissions, expense allowances and reserve adjustments			
on reinsurance ceded	200,469	214,835	123,709
Other revenue	92,603	91,620	90,133
Total premiums and other revenues	1,503,075	1,354,809	766,122
Benefits paid or provided:			
Death benefits	296,909	243,375	253,460
Annuity benefits	9,098	9,399	27,156
Disability benefits	187,875	308,712	101,995
Surrender benefits and withdrawals	221,553	204,354	271,886
Interest and adjustments on contract or deposit-type contract funds	(18,719)	36,525	37,760
Other benefits	643	1,906	1,961
Increase (decrease) in life and annuity reserves	178,186	(83,746)	(536,746)
Net transfers from separate accounts	(19,396)	(6,646)	(16,263)
Total benefits paid or provided	856,149	713,879	141,209
Insurance expenses and other deductions:			
Commissions	407,149	393,141	404,567
General expenses	87,968	89,331	79,815
Insurance taxes, licenses and fees	18,323	20,333	19,718
Other deductions	72,216	65,771	50,167
Total insurance expenses and other deductions	585,656	568,576	554,267
Gain from operations before policyholder dividends,			
federal income taxes and net realized capital gains (losses)	61,270	72,354	70,646
Dividends to policyholders	1,268	1,497	1,102
Gain from operations before federal income taxes			
and net realized capital gains (losses)	60,002	70,857	69,544
Federal income tax expense (benefit)	7,243	(2,696)	14,665
Gain from operations before net realized capital gains	52,759	73,553	54,879
Net realized capital gains (losses)	5,436	19,627	(299,358)
Net income (loss)	$ 58,195	$ 93,180	$ (244,479)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

	Year ended December 31		
	2017	2016	2015
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Surplus notes:			
Balance at beginning of year	165,032	165,032	165,032
Surplus note	27,993	—	—
Balance at end of year	193,025	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	421,175	421,175	551,175
Return of capital	—	—	(130,000)
Balance at end of year	421,175	421,175	421,175
Unassigned surplus:			
Balance at beginning of year	308,051	269,164	409,702
Net income (loss)	58,195	93,180	(244,479)
Change in net unrealized capital gains	24,188	25,867	264,580
Change in nonadmitted assets	153,162	39,837	(40,538)
Change in liability for reinsurance in unauthorized companies	142	2,034	(1,599)
Change in asset valuation reserve	(1,454)	(9,296)	(842)
Cumulative effect of change in accounting principle	388	—	—
Change in net deferred income tax	(116,380)	(44,283)	13,836
Amortization of gain on reinsurance	(17,895)	(15,015)	(23,367)
Dividends to shareholders	(73,000)	(54,000)	(111,000)
Change in pension and other post-employment benefits	(1,967)	118	2,037
Prior period adjustments	—	445	834
Balance at end of year	333,430	308,051	269,164
Total capital and surplus	$ 950,510	$ 897,138	$ 858,251

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
	2017	2016	2015
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ 717,955	$ 617,830	$ 646,238
Net investment income received	505,529	537,280	562,663
Commissions and expenses paid	(563,906)	(543,299)	(548,457)
Benefits paid	(981,645)	(621,231)	(712,347)
Net transfers from separate accounts	28,111	10,722	21,888
Dividends paid to policyholders	(1,446)	(1,449)	(1,727)
Federal income taxes recovered (paid)	13,716	(3,975)	(29,892)
Miscellaneous income	611,195	293,974	230,692
Net cash provided in operations	329,509	289,852	169,058
Investment Activities:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	1,098,815	1,351,982	983,015
Stocks	9,679	19,181	9,896
Mortgage loans	103,205	102,794	192,782
Other invested assets	42,197	22,009	63,888
Net gain on cash and short term investments	30	—	—
Miscellaneous proceeds	135,372	46,920	57,142
Total proceeds from sales, maturities, or repayments of investments	1,389,298	1,542,886	1,306,723
Cost of investments acquired:			
Bonds	1,842,272	1,000,533	986,497
Stocks	29,795	4,234	16,353
Mortgage loans	159,467	203,796	200,741
Other invested assets	66,494	14,253	34,482
Miscellaneous applications	101,642	68,937	72,161
Total cost of investments acquired	2,199,670	1,291,753	1,310,234
Net decrease (increase) in contract loans	15,621	(2,878)	46,191
Net cash (applied) provided by investment activities	(794,751)	248,255	42,680
Financing and Miscellaneous Activities:			
Other cash provided (applied):			
Surplus note	27,993	—	—
Net (deposits) withdrawals on deposit type contracts	235,259	(210,204)	(54,254)
Dividends to stockholders	(73,000)	(54,000)	(111,000)
Capital and surplus paid in	—	—	(130,000)
Funds withheld under reinsurance treaty	32,173	2,697	23,146
Other cash provided (applied)	74,238	(86,753)	7,957
Net cash provided (used) in financing and miscellaneous activities	296,663	(348,260)	(264,151)
Net (increase) decrease in cash and short term investments	(168,579)	189,847	(52,413)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

	Year ended December 31		
	2017	2016	2015
		(In Thousands)	
Cash and short term investments:			
Beginning of year	440,723	250,876	303,289
End of year	$ 272,144	$ 440,723	$ 250,876
Note: Supplemental disclosures of cash flow information for non-cash transactions:			
Reinsurance recapture	$ —	$ —	$ 618,705
Dividend from subsidiary	—	—	308,373

The accompanying notes are an integral part of these financial statements.

8

(Dollar amounts in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

   Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly-owned subsidiary of Voya Financial, Inc., a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA."

   Prior to May 2013, Voya Financial, Inc., together with its subsidiaries including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING holds warrants to purchase shares of Voya Financial, Inc. common stock at an exercise price of $48.75.

   Description of Business

   The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico. In the investment products market, the Company offered funding agreements and trust notes to institutional buyers. All of the previously issued funding agreements matured or were terminated at the end of 2017.

   Use of Estimates

   The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

   Recently Adopted Accounting Principles

   Effective January 1, 2017, the Company adopted SSAP No. 41R, *Surplus Notes - Revised* ("SSAP No. 41R"). The principal provisions of this statement include the following:

   ▪ Establishes that surplus notes rated National Association of Insurance Commissioners ("NAIC") 1 or NAIC 2 are to be carried at amortized cost
   ▪ Establishes that surplus notes rated NAIC 3 and below or those not rated by the NAIC are to be carried at the lesser of amortized cost or fair value

(Dollar amounts in millions, unless otherwise stated)

- Adds guidance to clarify when surplus notes should be non-admitted, record an unrealized loss or have an OTTI

The effect on the Company's 2017 financial statements of adopting SSAP No. 41R at January 1, 2017 was an increase to surplus of $0.4.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of the Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a rating assigned by the NAIC.

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- The Company's intent to sell the security prior to its maturity at an amount below its carrying value.
- The Company's intent and ability to hold the security long enough for it to recover its fair value.

Based on the analysis, the Company makes a judgment as to whether the decline in fair value is other–than-temporary. When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or the Company does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The interest related OTTI is deferred through the interest maintenance reserve ("IMR") and the non-interest related OTTI is included in the asset valuation reserve ("AVR") in the period that the OTTI is considered to have occurred as prescribed by the NAIC. Losses resulting from OTTI charges, net of transfers to IMR, are recorded within net realized capital gains (losses) in the statements of operations.

The Company invests in structured securities, including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. Structured securities are reported at amortized cost or fair value based on a rating assigned by the NAIC. They are amortized using the interest method

(Dollar amounts in millions, unless otherwise stated)

over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If the Company has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

When an intent impairment is determined, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized capital gains (losses) in the statements of operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected not to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in net realized capital gains (losses) in the statements of operations. The noncredit impairment is recorded in other comprehensive income (loss) in shareholder's equity.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

(Dollar amounts in millions, unless otherwise stated)

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Derivatives* ("SSAP No. 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract.

Under U.S. GAAP, the effective and ineffective portions of a cash flow hedge are accounted for separately. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in other net realized capital gains (losses). For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in other net realized capital gains (losses). An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported with the host contract on the balance sheets at fair value, and the change in fair value is recorded in income.

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

(Dollar amounts in millions, unless otherwise stated)

Under U.S. GAAP, the Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101. A valuation allowance is required if based on the available evidence; it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

After reduction for any valuation allowance, the Company follows the admissibility formula prescribed under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under U.S. GAAP, however, most changes in deferred tax balances are recorded in the income statement (with the exception of certain items that are recorded through Other Comprehensive Income or directly to the equity section of the balance sheet) as a component of the total income tax provision.

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus deferred state income taxes must be recorded under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred.

Under U.S. GAAP, incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities are capitalized. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. In addition, the outstanding value of in force business acquired is capitalized. For certain traditional life insurance, to the extent recoverable from future gross profits, acquisition costs are amortized over the premium payment period in proportion to the present value of expected gross premium. For universal life insurance and investment products, to the extent

(Dollar amounts in millions, unless otherwise stated)

recoverable from future gross profits, acquisition costs are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies   represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium method and Commissioners' Reserve Valuation method ("CRVM") using statutory rates for mortality and interest.

Under U.S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing best estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the U.S. GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves. Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business. For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus.

(Dollar amounts in millions, unless otherwise stated)

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for uncollectible reinsurance, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. In addition, non-admitted assets include deferred tax assets that are not admissible under SSAP No. 101. See *Deferred Income Taxes* above.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited U.S. GAAP statements are not available, or expected to be available, are nonadmitted.

Under U.S. GAAP, the accounts and operations of the Company's wholly owned subsidiaries are consolidated. Intercompany transactions and balances are eliminated.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Under U.S. GAAP, dividends allocable to participating contract owners are based on published dividend projections or expected dividend scales.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance.

Under U.S. GAAP, surplus notes are reported as long-term debt, and the related interest is reported as a change to earnings over the term of the notes. See Note 3 for additional information on affiliate surplus notes.

Reconciliation to U.S. GAAP: The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

(Dollar amounts in millions, unless otherwise stated)

Bonds not backed by other loans are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the constant yield or yield to worst method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The prospective adjustment method is used to determine the amortized cost for the majority of loan–backed and structured securities as well as securities that have experience an OTTI. For certain securities, including Agency-backed securities, the retrospective adjustment method is used to determine amortized cost.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes. Federal Home Loan Bank ("FHLB") common stock is priced at par value.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial cash and/or non-cash collateral is required at a rate of 102% of the market value of the loaned securities. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty's ability to return securities pledged where collateral is insufficient to cover the loss. Under a recent amendment to the securities lending program, the Company also accepts non-cash collateral in the form of securities. The securities retained as collateral may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and Mortgage-Backed Securities pools.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited U.S. GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

(Dollar amounts in millions, unless otherwise stated)

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated in effective hedging relationships are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR.

The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication relationships.

Equity Contracts:

Options: The Company uses options to hedge against changes in the value of the benefit contained in the indexed universal life products. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

(Dollar amounts in millions, unless otherwise stated)

Foreign Exchange Contracts:

Currency Forwards: The Company uses currency forward contracts to hedge currency exposure related to its invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Interest Rate Contracts:

Futures: The Company uses interest rate futures contracts to hedge interest rate risks associated with the CMO-B portfolio. Changes in the general level of interest rates can result in the potential for adverse changes in the portfolio. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to manage the volatilities between the market value sensitivities of the Portfolio of asset/liability mismatch caused by changing interest rates. The Company utilizes these contracts in non-qualifying hedging relationships.

Total Return Swaps: The Company uses Total Return Swaps to hedge the cash flow variability associated with its Surplus account assets. The Company pays total return on its surplus account assets and receives variable payment detailed in the Total Return Swap confirmation agreement. The Company utilizes these contracts in a non-qualifying hedging relationship.

(Dollar amounts in millions, unless otherwise stated)

Investments in Subsidiary: SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying audited U.S. GAAP equity amount, adjusted to a statutory accounting basis as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCAs to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract Loans: Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.50% to 11.25% for 2017.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $7.3 billion and $7.3 billion at December 31, 2017 and 2016, respectively.

(Dollar amounts in millions, unless otherwise stated)

The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $318.7 and $281.1 at December 31, 2017 and 2016, respectively.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations. The Company establishes a receivable for amounts due from reinsurers for claims paid and other amounts recoverable under the terms of the reinsurance contracts.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset, not to exceed three years.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company, through its parent or affiliates, also provides a contributory retirement plan for substantially all employees.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

(Dollar amounts in millions, unless otherwise stated)

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31			
	2017		**2016**	
	(In Thousands)			
Net deferred tax asset	$	21,639	$	173,944
Agents' debit balances		5,855		7,318
Deferred and uncollected premium		65		94
Other		1,372		737
Total nonadmitted assets	$	28,931	$	182,093

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2017. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2017.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under U.S. GAAP.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance.

(Dollar amounts in millions, unless otherwise stated)

On May 8, 2013, the Company, with the permission of the Colorado Division of Insurance, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under Statements of Statutory Accounting Principles No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $455.4. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

For the years ended December 31, 2017, 2016, and 2015, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Bonds and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2017				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 741,248	$ 154,295	$ 1,143	$ 894,400
States, municipalities, and political subdivisions	422,607	26,909	2,008	447,508
Foreign other (par value - 1,345,968)	1,344,129	146,605	13,148	1,477,586
Foreign government (par value - $157,495)	160,814	7,349	1,141	167,022
Corporate securities	4,747,580	543,042	13,408	5,277,214
Residential mortgage backed securities	493,658	107,896	3,037	598,517
Commercial mortgage backed securities	458,281	7,108	1,349	464,040
Other asset backed securities	258,839	4,269	1,512	261,596
Total bonds	8,627,156	997,473	36,746	9,587,883
Preferred stocks	22,477	1,467	80	23,864
Common stocks	24,749	—	—	24,749
Total equity securities	47,226	1,467	80	48,613
Total	$ 8,674,382	$ 998,940	$ 36,826	$ 9,636,496
At December 31, 2016				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 727,762	$ 119,659	$ 3,010	$ 844,411
States, municipalities, and political subdivisions	358,787	13,901	8,976	363,712
Foreign other (par value - $1,296,293)	1,292,947	84,321	24,406	1,352,862
Foreign government (par value - $126,711)	130,422	2,846	4,016	129,252
Corporate securities	4,386,789	341,698	61,659	4,666,828
Residential mortgage backed securities	521,876	125,821	5,161	642,536
Commercial mortgage backed securities	363,986	6,889	980	369,895
Other asset backed securities	80,997	2,774	286	83,485
Total bonds	7,863,566	697,909	108,494	8,452,981
Preferred stocks	22,477	947	116	23,308
Common stocks	4,682	—	—	4,682
Total equity securities	27,159	947	116	27,990
Total	$ 7,890,725	$ 698,856	$ 108,610	$ 8,480,971

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31			
	2017		2016	
	(In Thousands)			
Cost or amortized cost	$	8,627,156	$	7,863,566
Adjustment for below investment grade bonds		(139)		(1,209)
Carrying value	$	8,627,017	$	7,862,357

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 Months Below Cost		More than 6 Months and Less than 12 Months Below Cost		More than 12 Months Below Cost		Total	
	(In Thousands)							
At December 31, 2017								
Fair value	$	611,475	$	74,575	$	469,581	$	1,155,631
Unrealized loss		14,958		1,877		19,911		36,746
At December 31, 2016								
Fair value	$	1,832,798	$	31,182	$	376,138	$	2,240,118
Unrealized loss		71,878		1,796		34,820		108,494

The amortized cost and fair value of investments in bonds at December 31, 2017, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	94,474	$	95,366
Due after 1 year through 5 years		704,090		727,980
Due after 5 years through 10 years		1,079,106		1,113,714
Due after 10 years		5,538,708		6,326,670
		7,416,378		8,263,730
Residential mortgage backed securities		493,658		598,517
Commercial mortgage backed securities		458,281		464,040
Other asset backed securities		258,839		261,596
Total	$	8,627,156	$	9,587,883

(Dollar amounts in millions, unless otherwise stated)

While the Company actively invests in and continues to manage a portfolio of such exposures in the form of securitized investments, the Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but for which loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

Pre-2008 vintage subprime and Alt-A mortgage collateral continues to reflect a housing market entrenched in recovery. While collateral losses continue to be realized, the pace and magnitude at which losses are being realized are steadily decreasing. Serious delinquencies and other measures of performance, like prepayments and loan defaults, have also displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity have increased substantially since the credit crisis. More broadly, home prices have moved steadily higher, further supporting bond payment performance. Year-over-year home price measures, while at a lower magnitude than experienced in the years following the trough in home prices, have stabilized at sustainable levels, when measured on a nationwide basis. This backdrop remains supportive of continued improvement in overall borrower payment behavior. In managing our risk exposure to subprime and Alt-A mortgages, we take into account collateral performance and structural characteristics associated with our various positions.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2017

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments:

	Actual Cost	Book/Adjusted Carrying Value (Excluding Interest)	Fair Value	Other Than Temporary Impairment Losses Recognized
	(In Thousands)			
December 31, 2017				
Residential mortgage backed securities	$ 38,845	$ 33,851	$ 38,289	$ 342
Structured securities	144,948	98,790	120,517	—
Total	$ 183,793	$ 132,641	$ 158,806	$ 342
December 31, 2016				
Residential mortgage backed securities	$ 44,604	$ 36,745	$ 39,834	$ 447
Structured securities	174,722	123,124	143,009	568
Total	$ 219,326	$ 159,869	$ 182,843	$ 1,015
December 31, 2015				
Residential mortgage backed securities	$ 58,883	$ 48,406	$ 52,789	$ 126
Structured securities	267,626	207,527	230,980	326
Total	$ 326,509	$ 255,933	$ 283,769	$ 452

The Company did not have direct exposure through investments in subprime mortgage loans as of December 31, 2017 or 2016.

(Dollar amounts in millions, unless otherwise stated)

The following tables detail the Company's exposure to structured notes:

At December 31, 2017

CUSIP Identification	Actual Cost	Fair Value	Book/Adjusted Carrying Value	Mortgage-Referenced Security (Y/N)
		(In Thousands)		
026874BS5	$ 7,416	$ 9,854	$ 7,397	N
03938LAS3	9,918	12,570	10,110	N
25156PAC7	4,545	5,534	4,321	N
30711XAF1	14,041	15,939	14,345	Y
30711XAH7	11,434	13,208	11,857	Y
30711XAK0	17,573	19,862	18,032	Y
30711XAM6	4,735	4,775	4,731	Y
30711XAT1	10,673	10,979	10,727	Y
30711XAV6	1,043	1,047	1,050	Y
30711XAX2	3,443	3,866	3,544	Y
30711XBF0	2,115	2,173	2,112	Y
3137G0AD1	5,031	4,995	4,998	Y
3137G0AY5	8,772	10,015	8,897	Y
3137G0BK4	9,077	9,773	9,201	Y
3137G0CH0	2,572	2,559	2,561	Y
3137G0CU1	1,934	2,232	1,982	Y
3137G0EJ4	4,351	4,323	4,325	Y
3137G0FW4	6,625	6,658	6,585	Y
3137G0JJ9	1,482	1,505	1,477	Y
3137G0JU4	630	649	627	Y
416515AW4	2,398	2,460	2,398	N
53079EAR5	978	1,665	978	N
903312AA4	1,638	2,253	1,717	N
Total	$ 132,424	$ 148,894	$ 133,972	XXX

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2016

CUSIP Identification	Actual Cost	Fair Value	Book/Adjusted Carrying Value	Mortgage- Referenced Security (Y/N)
	(In Thousands)			
026874BS5	$ 7,416	$ 8,988	$ 7,401	N
03938LAS3	9,918	10,688	10,108	N
25156PAC7	4,545	5,397	4,352	N
416515AW4	2,398	2,565	2,398	N
53079EAR5	978	1,500	978	N
89352HAC3	5,071	4,163	5,003	N
903312AA4	1,638	2,200	1,716	N
98877CAA5	5,000	5,013	5,000	N
3137G0AY5	8,772	9,342	8,801	Y
3137G0BK4	3,637	4,175	3,692	Y
3137G0CU1	2,186	2,453	2,206	Y
30711XAF1	9,916	10,861	10,034	Y
30711XAH7	11,586	12,642	11,738	Y
30711XAK0	11,393	12,750	11,564	Y
30711XAT1	5,284	5,462	5,282	Y
30711XAX2	4,330	4,676	4,355	Y
Total	$ 94,068	$ 102,875	$ 94,628	XXX

(Dollar amounts in millions, unless otherwise stated)

The following table shows prepayment penalty and acceleration fees at December 31, 2017:

	General Account	Separate Account
	(In Thousands)	
Number of CUSIPs	41	—
Aggregate Amount of Investment Income	$ 3,393	$ —

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. The Company's mortgage loans on real estate are all commercial mortgage loans, held for investment.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2017 were 6.5% and 3.4%.

Taxes, assessments and any amounts advanced and not included in the mortgage loan total were $0.0 and $0.0 as of December 31, 2017 and 2016, respectively.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

During 2017, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 74.0% on commercial properties.

The following table shows an age analysis of mortgage loans by type and mortgage loans in which the insurer is a participant or co-lender in a mortgage loan agreement as of December 31, 2017 and 2016:

		Residential		Commercial			
	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
				(In Thousands)			
December 31, 2017							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$1,231,291	$ —	$1,231,291
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—

(Dollar amounts in millions, unless otherwise stated)

	Farm	Residential		Commercial		Mezzanine	Total
		Insured	All Other	Insured	All Other		
			(In Thousands)				
December 31, 2017							
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
Participant or Co-lender in a Mortgage Loan Agreement							
Recorded Investment	$ —	$ —	$ —	$ —	$ 948,654	$ —	$ 948,654
December 31, 2016							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$1,175,081	$ —	$1,175,081
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
Participant or Co-lender in a Mortgage Loan Agreement							
Recorded Investment	$ —	$ —	$ —	$ —	$ 823,262	$ —	$ 823,262

(Dollar amounts in millions, unless otherwise stated)

The Company had no investments in impaired mortgage loans with or without an allowance for credit losses or in any impaired loans subject to a participant or co-lender mortgage loan agreement for which the Company is restricted from unilaterally foreclosing on the mortgage loan as of December 31, 2017 and 2016.

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2017, 2016 and 2015:

	Farm	Residential		Commercial		Mezzanine	Total
		Insured	All Other	Insured	All Other		
			(In Thousands)				
December 31, 2017							
Average recorded investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest income recognized	—	—	—	—	—	—	—
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	—	—	—
December 31, 2016							
Average recorded investment	$ —	$ —	$ —	$ —	$ 367	$ —	$ 367
Interest income recognized	—	—	—	—	2	—	2
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	6	—	6
December 31, 2015							
Average recorded investment	$ —	$ —	$ —	$ —	$ 2,072	$ —	$ 2,072
Interest income recognized	—	—	—	—	100	—	100
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	112	—	112

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2017 and 2016.

The Company has no mortgage loans derecognized as a result of foreclosure as of December 31, 2017 and 2016.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR are as follows:

	December 31		
	2017	**2016**	**2015**
	(In Thousands)		
Realized capital gains (losses)	$ 15,459	$ (13,435)	$ (318,532)
Amount transferred to IMR (net of related taxes of			
$6,175 in 2017, $(5,191) in 2016, and $(11,592)in 2015)	(11,467)	9,641	21,528
Federal income tax benefit (expense)	1,444	23,421	(2,354)
Net realized capital gains (losses)	$ 5,436	$ 19,627	$ (299,358)

Realized capital losses include losses of $1.8, $14.7 and $30.3 related to securities that have experienced an other than temporary decline in value during 2017, 2016 and 2015, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $0.6 billion, $0.7 billion and $1.0 billion in 2017, 2016 and 2015, respectively. Gross gains of $25.1, $26.5 and $17.1 and gross losses of $8.8, $42.5 and $16.9 during 2017, 2016 and 2015, respectively, were realized on those sales. A portion of the gains and losses realized in 2017, 2016 and 2015 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2017 due to intent to sell or inability or lack of intent to hold to recovery in 2017:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 123	$ 79	$ —	$ 44
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 123	$ 79	$ —	$ 44
Second quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ —	$ —	$ —	$ —
Third quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ —	$ —	$ —	$ —
Fourth quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ —	$ —	$ —	$ —
Total	N/A	$ 79	$ —	N/A

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2016 due to intent to sell or inability or lack of intent to hold to recovery in 2016:

(Dollar amounts in millions, unless otherwise stated)

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 2	$ —	$ —	$ 2
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 2	$ —	$ —	$ 2
Second quarter:				
Aggregate intent to sell	$ 2	$ 1	$ —	$ 1
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 2	$ 1	$ —	$ 1
Third quarter:				
Aggregate intent to sell	$ 3,787	$ 1,887	$ —	$ 1,900
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 3,787	$ 1,887	$ —	$ 1,900
Fourth quarter:				
Aggregate intent to sell	$ 196	$ 59	$ —	$ 137
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 196	$ 59	$ —	$ 137
Total	N/A	$ 1,947	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2015 due to intent to sell or inability or lack of intent to hold to recovery in 2015:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ —	$ —	$ —	$ —
Second quarter:				
Aggregate intent to sell	$ 1	$ —	$ —	$ 1
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 1	$ —	$ —	$ 1
Third quarter:				
Aggregate intent to sell	$ 503	$ 122	$ —	$ 381
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 503	$ 122	$ —	$ 381
Fourth quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ —	$ —	$ —	$ —
Total	N/A	$ 122	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2017:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI
			(In Thousands)		
12668BCH4	$ 1,906	$ 1,819	$ 87	$ 1,819	$ 1,802
12669GUX7	77	75	2	75	73
2254582C1	1,098	1,087	10	1,087	1,087
225458PN2	115	112	2	112	99
225458X45	7,811	7,780	32	7,780	7,780
225470RU9	1,107	1,083	24	1,083	1,083
36228FCG9	66	65	—	65	65
45660LSP5	501	489	12	489	438
86359DMZ7	162	161	1	161	158
12669GUX7	75	75	1	75	74
45660LSP5	467	457	10	457	428
761118CX4	397	390	7	390	371
86359DMZ7	136	134	2	134	130
93934FBD3	639	637	1	637	566
93934FJR4	6	—	6	—	—
12668AKU8	1,671	1,656	15	1,656	1,656
12669FXP3	114	111	4	111	111
45660LSP5	438	433	5	433	375
751155AN2	349	345	4	345	312
36298XAA0	2,631	2,485	146	2,485	2,296
45660LSP5	415	410	5	410	409
751155AN2	334	331	3	331	296
Total			$ 379		

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $0.4, $1.4 and $0.5 in 2017, 2016 and 2015, respectively.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in the aggregate, all structured securities in an unrealized loss position for which an OTTI has not been recognized in accordance with the requirements of SSAP No. 43R. This includes securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2017	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Value of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 1,839	$ 211,154
Greater than 12 months	4,060	86,448
Total	$ 5,899	$ 297,602

	December 31, 2016	
	Aggregate Amount of Unrealized Losses	**Aggregate Fair Value of Securities with Unrealized Losses**
	(In Thousands)	
Less than 12 months	$ 3,258	$ 191,743
Greater than 12 months	3,168	60,968
Total	$ 6,426	$ 252,711

Impairments on joint venture, partnerships and limited liability company holdings are taken when the market value is less than 90% of book value, and it is determined that the decline below book value is not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The investment and the amount of the impairments for the years ended December 31, 2017, 2016 and 2015 are as follows:

Description	Amount of Impairment		
	2017	**2016**	**2015**
	(In Thousands)		
EIG ENERGY FUND XIV LP	—	1,928	—
ENERGY CAPITAL PARTNERS, LP PRVT	280	1,977	826
PRUDENTIAL CAPITAL PARTNERS, LP PRVT	—	5	—
TCW/CRESENT MEZZANINE PARTNERS III PRVT	—	88	—
TCW FUND XIV LP PRVT	—	—	1,716
TENASKA POWER FUND, L.P. PRVT	—	2,259	3,146
Total	$ 280	$ 6,257	$ 5,688

(Dollar amounts in millions, unless otherwise stated)

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2017	2016	2015
		(In Thousands)	
Income:			
Equity securities	$ 1,854	$ 2,105	$ 1,748
Bonds	427,748	453,427	475,064
Mortgage loans	53,761	55,971	66,704
Derivatives	18,493	(23,150)	(22,228)
Contract loans	51,504	53,006	50,687
Other	24,215	8,305	14,216
Total investment income	577,575	549,664	586,191
Investment expenses	(45,308)	(17,380)	(18,297)
Net investment income	$ 532,267	$ 532,284	$ 567,894

Affiliate Surplus Note

On December 17, 1996, Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company, issued a 7.979% surplus note in the amount of $35.0 to the Company. The scheduled maturity date is December 7, 2029 and is included in other invested assets on the balance sheet. The carrying value of the surplus note at December 31, 2017 and 2016 was $35.0. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from VIAC to the Company was $3.5, $2.1 and $2.8 for the periods ended December 31, 2017, 2016 and 2015, respectively.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. As of December 31, 2017 and 2016 the fair value of securities retained as collateral by the lending agent on the Company’s behalf was $124.6 and $259.7, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value amount of collateral received, by specific time period, for securities lending agreements at December 31, 2017 and 2016 are shown below:

	2017		2016	
	(In Thousands)			
Open	$	361,699	$	21,825
30 days or less		—		—
31 to 60 days		—		—
61 to 90 days		—		—
Greater than 90 days		—		—
Securities received		—		—
Total collateral received	$	361,699	$	21,825

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the balance sheet, with a fair value of approximately $470.7 and $270.7 at December 31, 2017 and 2016, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2017 and 2016 are shown below:

| | Securities Lending | |
	Amortized Cost	Fair Value
	(In Thousands)	
At December 31, 2017		
Open	$ —	$ —
30 days or less	187,915	187,914
31 to 60 days	55,070	55,071
61 to 90 days	70,738	70,741
91 to 120 days	25,332	25,334
121 to 180 days	22,644	22,644
181 to 365 days	—	—
1 to 2 years	—	—
2 to 3 years	—	—
Greater than 3 years	—	—
Securities received	—	—
Total collateral reinvested	$ 361,699	$ 361,704
At December 31, 2016		
Open	$ —	$ —
30 days or less	16,935	16,935
31 to 60 days	1,619	1,620
61 to 90 days	705	706
91 to 120 days	—	—
121 to 180 days	2,566	2,567
181 to 365 days	—	—
1 to 2 years	—	—
2 to 3 years	—	—
Greater than 3 years	—	—
Securities received	—	—
Total collateral reinvested	$ 21,825	$ 21,828

The Company had no collateral for transactions that extended beyond one year from the reporting date at December 31, 2017 and 2016.

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Federal Home Loan Bank Agreements

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). Through its membership, the Company has conducted business (issued funding agreements) with the FHLB. It is part of the Company's strategy to utilize these funds for spread lending purposes. The Company has determined the estimated maximum borrowing capacity as $5.1 billion. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is potentially up to 40% of the general account total net admitted assets, excluding Separate Accounts, of the Company, one quarter in arrears, based on credit approval from FHLB of Topeka.

The amount of FHLB capital stock held by the Company is as follows:

	2017			2016		
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In Thousands)					
Membership stock - Class A	$ 500	$ —	$ 500	$ 500	$ —	$ 500
Activity stock	22,000	—	22,000	4,000	—	4,000
Excess stock	305	—	305	182	—	182
Aggregate total	$ 22,805	$ —	$ 22,805	$ 4,682	$ —	$ 4,682

All FHLB membership stock is not eligible for redemption.

The amount of collateral pledged to FHLB at the the end of the reporting period, and the maximum amount that was pledged to FHLB during the reporting period is as follows:

	Amount Pledged at End of Reporting Period			Maximum Amount Pledged During Reporting Period		
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
	(In Thousands)					
As of December 31, 2017						
General account	$ 602,253	$ 556,332	$ 500,000	$ 602,253	$ 556,332	$ 500,000
Separate account	—	—	—	—	—	—
Total	$ 602,253	$ 556,332	$ 500,000	$ 602,253	$ 556,332	$ 500,000
As of December 31, 2016						
General account	$ 169,814	$ 157,079	$ 100,000	$ 436,469	$ 362,657	$ 335,000
Separate account	—	—	—	—	—	—
Total	$ 169,814	$ 157,079	$ 100,000	$ 436,469	$ 362,657	$ 335,000

(Dollar amounts in millions, unless otherwise stated)

The amount borrowed from the FHLB at the the end of the reporting period is as follows:

	General Account	Separate Account	Total	Funding Agreements Reserves Established
	(In Thousands)			
As of December 31, 2017				
Debt	$ —	$ —	$ —	XXX
Funding agreements	500,000	—	500,000 $	500,635
Other	—	—	—	XXX
Aggregate total	$ 500,000	$ —	$ 500,000	$ 500,635
As of December 31, 2016				
Debt	$ —	$ —	$ —	XXX
Funding agreements	100,000	—	100,000 $	97,644
Other	—	—	—	XXX
Aggregate total	$ 100,000	$ —	$ 100,000	$ 97,644

The maximum amount the general account borrowed from FHLB during the reporting period was $500.0.

As of December 31, 2017, the Company's FHLB borrowings are not subject to prepayment penalties.

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2017:

| | Gross (Admitted & Nonadmitted) Restricted | | | | | | | | |
| | General Account | | | | | | | | |
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
				(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—%	—%
Collateral held under security lending agreements	409,921	—	409,921	229,586	180,335	—	409,921	2.8%	2.8%
Subject to repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—%	—%
Placed under option contracts	—	—	—	—	—	—	—	—%	—%
Letter stock or securities restricted as to sale-excluding FHLB capital stock	—	—	—	—	—	—	—	—%	—%
FHLB capital stock	22,805	—	22,805	4,682	18,123		22,805	0.2%	0.2%
On deposit with states	25,979	—	25,979	25,764	215	—	25,979	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—%	—%
Pledged as collateral to FHLB (including assets backing funding agreements)	556,332	—	556,332	157,079	399,253		556,332	3.8%	3.8%
Derivative pledged collateral	11,484	—	11,484	17,818	(6,334)	—	11,484	0.1%	0.1%
Total Restricted Assets	$1,026,521	$ —	$1,026,521	$434,929	$591,592	$ —	$1,026,521	7.1%	7.1%

* Subset of Total General Account Gross Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2016:

	Gross (Admitted & Nonadmitted) Restricted							Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	General Account								
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted		
				(In Thousands)					
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	229,586	—	229,586	55,785	173,801	—	229,586	1.7%	1.7%
Subject to repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	—	0.0%	0.0%
FHLB capital stock	4,682	—	4,682	15,348	(10,666)	—	4,682	0.0%	0.0%
On deposit with states	25,764	—	25,764	26,172	(408)	—	25,764	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	0.0%	0.0%
Pledged as collateral to FHLB (including assets backing funding agreements)	157,079	—	157,079	365,777	(208,698)	—	157,079	1.2%	1.2%
Derivative pledged collateral	17,818	—	17,818	20,188	(2,370)	—	17,818	0.1%	0.1%
Total restricted assets	$ 434,929	$ —	$ 434,929	$ 483,270	$ (48,341)	$ —	$ 434,929	3.2%	3.2%

* Subset of Total General Account Gross Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows collateral received and reflected as assets at December 31, 2017:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash, Cash Equivalents and Short-Term Investments	$	140,701	$ 140,701	1.08%	1.08%
Reinvested collateral assets owned		361,699	361,704	2.77%	2.77%
Total collateral Assets	$	502,400	$ 502,405	3.85%	3.85%

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount		% of Liability to Total Liabilities*
	(In Thousands)		
Recognized obligation to return collateral asset	$	502,400	4.15%

*BACV divided by total liabilities excluding Separate Account

The following table shows collateral received and reflected as assets at December 31, 2016:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash, Cash Equivalents and Short-Term Investments	$	81,925	$ 81,925	0.68%	0.69%
Reinvested collateral assets owned		21,825	21,828	0.18	0.18
Total collateral Assets	$	103,750	$ 103,753	0.86%	0.87%

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount		% of Liability to Total Liabilities*
	(In Thousands)		
Recognized obligation to return collateral asset	$	103,750	0.94%

*BACV divided by total liabilities excluding Separate Account

Troubled Debt Restructuring

The Company has high quality, well performing, portfolio of private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession

(Dollar amounts in millions, unless otherwise stated)

granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

As of December 31, 2017, the Company held 1 private placement troubled debt restructuring loan with a carrying value of $3.8. As of December 31, 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

For the years ended December 31, 2017 and 2016, the Company's total recorded investment in restructured debts was $3.8 and $0.0, respectively. The Company realized losses related to these investments of $0.0, $0.0, and $0.0 during 2017, 2016, and 2015, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

4. **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk.   The Company enters into the following type of derivatives: Credit Contracts, Equity Contracts, Foreign Exchange Contracts and Interest Rate Contracts. The Company's use and hedging strategy of derivatives is detailed in Note 1.

Upfront fees paid or received on derivative contracts are included on the balance sheets and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheets. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized to investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched

(Dollar amounts in millions, unless otherwise stated)

or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet.

The table below summarizes the Company's types and amounts of collateral held, pledged and delivered related to OTC derivative contracts and cleared derivative contracts:

Collateral Type:		As of December 31, 2017		As of December 31, 2016
		(In Thousands)		
Cash				
	Held- OTC Contracts	$ 134,326	$	76,709
	Held- Cleared Contracts	6,376		5,216
Securities				
	Held	$ 35,362	$	—
	Delivered	11,484		17,818

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of the contract. At December 31, 2017 and 2016, the total amount would be $244.0 and $344.0, respectively.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts at December 31, 2017 and 2016:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2017			
Derivative contracts:			
Credit contracts	$ 254,970	$ 1,765	$ 4,980
Equity contracts	2,068,007	174,711	174,710
Foreign exchange contracts	16,651	(396)	(437)
Interest rate contracts	1,111,796	5,080	(5,512)
Total return swaps	—	(45,028)	(45,028)
Total derivatives	$ 3,451,424	$ 136,132	$ 128,713
December 31, 2016			
Derivative contracts:			
Credit contracts	$ 344,000	$ 2,534	$ 4,532
Equity contracts	606,160	90,539	90,540
Foreign exchange contracts	101,879	(96)	4,705
Interest rate contracts	2,215,006	5,962	(8,492)
Total return swaps	881,214	(53,824)	(53,824)
Total derivatives	$ 4,148,259	$ 45,115	$ 37,461

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $393.6 and $369.5 and an aggregate fair value of $444.2 and $406.8 at December 31, 2017 and 2016, respectively. Those holdings amounted to 4.6% and 4.7% of the Company's investments in bonds and 3.0% and 3.1% of total admitted assets at December 31, 2017 and 2016, respectively. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds with a carrying value of $139.7 and $115.8 with an aggregate fair value of $145.8 and $109.0 at December 31, 2017 and 2016, respectively. The carrying value of these holdings amounted to 1.6% and 1.5% of the Company's investment in bonds and 1.1% and 1.0% of the Company's total admitted assets at December 31, 2017 and 2016, respectively.

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-

(Dollar amounts in millions, unless otherwise stated)

specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitors these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	2017			2016	
	Carrying Value	**%**		**Carrying Value**	**%**
	(In Thousands)			*(In Thousands)*	
Origination Loan-to-Value					
0% - 50%	$ 186,851	15.2%	$	168,503	14.3%
50% - 60%	235,775	19.1%		257,071	21.9%
60% - 70%	691,335	56.2%		631,536	53.7%
70% - 80%	107,112	8.7%		107,622	9.2%
80% - 90%	10,218	0.8%		10,349	0.9%
Total	$ 1,231,291	100.0%	$	1,175,081	100.0%
Debt Service Coverage Ratio					
Greater than 1.5x	$ 990,474	80.4%	$	914,095	77.9%
1.25x to 1.5x	111,911	9.1%		137,253	11.7%
1.0x to 1.25x	105,297	8.6%		100,461	8.5%
Less than 1.0x	20,300	1.6%		17,990	1.5%
Not Applicable*	3,309	0.3%		5,282	0.4%
Total	$ 1,231,291	100.0%	$	1,175,081	100.0%

*Commercial mortgage loans secured by land or construction loans

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value

(Dollar amounts in millions, unless otherwise stated)

of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The following table shows the Company's mortgage loan portfolio diversification by property type:

Property Type	As of December 31, 2017		As of December 31, 2016	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Apartments	$ 308,258	25.0%	$ 256,824	21.8%
Hotel/Motel	40,724	3.3%	23,187	2.0%
Industrial	264,963	21.5%	253,473	21.6%
Mixed Use	12,163	1.0%	12,608	1.1%
Office	162,884	13.2%	165,834	14.1%
Other	41,542	3.4%	43,582	3.7%
Retail	400,757	32.6%	419,573	35.7%
Total	$ 1,231,291	100.0%	$ 1,175,081	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

Region	As of December 31, 2017		As of December 31, 2016	
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Pacific	$ 319,569	25.8%	$ 301,664	25.6%
South Atlantic	199,148	16.2%	203,990	17.4%
West South Central	109,458	8.9%	81,239	6.9%
East North Central	164,843	13.4%	161,642	13.8%
Middle Atlantic	180,243	14.6%	175,764	15.0%
Mountain	143,660	11.7%	123,587	10.5%
West North Central	62,422	5.1%	58,549	5.0%
New England	46,352	3.8%	48,187	4.1%
East South Central	5,596	0.5%	20,459	1.7%
Total	$ 1,231,291	100.0%	$ 1,175,081	100.0%

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2017

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination		2017		2016
		(In Thousands)		
2017	$	135,373	$	—
2016		203,052		198,372
2015		184,053		185,048
2014		428,877		434,751
2013		148,632		167,827
2012		7,891		8,087
2011 and prior		123,413		180,996
Total	$	1,231,291	$	1,175,081

52

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2017

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2017 and 2016, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent of Total
			(In Thousands)		
December 31, 2017					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 6,842	$ —	$ —	$ 6,842	0.8%
At fair value	—	—	9,264	9,264	1.1
Total with market value adjustment or at fair value	6,842	—	9,264	16,106	1.9
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	173,788	—	—	173,788	20.7
Not subject to discretionary withdrawal	649,835	—	—	649,835	77.4
Total annuity reserves and deposit fund liabilities before reinsurance	830,465	—	9,264	839,729	100.0%
Less reinsurance ceded	2,466	—	—	2,466	
Net annuity reserves and deposit fund liabilities	$ 827,999	$ —	$ 9,264	$ 837,263	
December 31, 2016					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 187,095	$ —	$ —	$ 187,095	30.2%
At fair value	—	—	7,635	7,635	1.2
Total with market value adjustment or at fair value	187,095	—	7,635	194,730	31.4
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	152,292	—	—	152,292	24.6
Not subject to discretionary withdrawal	272,273	—	—	272,273	44.0
Total annuity reserves and deposit fund liabilities before reinsurance	611,660	—	7,635	619,295	100.0%
Less reinsurance ceded	2,532	—	—	2,532	
Net annuity reserves and deposit fund liabilities	$ 609,128	$ —	$ 7,635	$ 616,763	

53

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2017 and 2016 are as follows:

| | 2017 | | 2016 | |
	Gross	Net of Loading	Gross	Net of Loading
	(In Thousands)			
Ordinary new business	$ (27,721)	$ (27,721)	$ (31,474)	$ (31,474)
Ordinary renewal	(29,619)	(28,845)	(83,492)	(82,420)
Group life	43	36	52	42
Total	$ (57,297)	$ (56,530)	$ (114,914)	$ (113,852)

7. Employee Benefit Plans

Defined Benefit Plan: Voya Services Company ("VSC") sponsors the Voya Retirement Plan (the "Qualified Plan") The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The Qualified Plan operates under a cash balance plan where participants earn a credit equal to 4% of eligible pay. The accrued vested balance is portable. The costs allocated to the Company for its employees' participation in the Qualified Plan were $1.0, $1.0 and $0.8 for 2017, 2016 and 2015, respectively. VSC is responsible for all Qualified Plan liabilities.

Defined Contribution Plans: VSC sponsors the Voya 401(k) Savings Plan (the "Savings Plan"). Substantially all employees of VSC and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation ("PBGC"). The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. VSC matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.7, $1.6 and $1.5 for 2017, 2016 and 2015, respectively.

Omnibus Plan: Certain employees of the Company participate in the Voya Financial, Inc. 2013 and 2014 Omnibus Employee Incentive Plan (the "Omnibus Plan") with respect to awards granted in 2013, 2014, 2015, 2016, and 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The costs allocated to the Company under these holding company arrangements for employee participation were $5.7, $4.2 and $4.1 for 2017, 2016 and 2015, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $3.5 and $3.8 for the years ended December 31, 2017, and 2016, respectively.

As of August 1, 2009, Voya's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Retiree Drug Subsidy ("RDS") that was being shared with retirees and beneficiaries.

(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with VSC, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution.

A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded		Underfunded	
	2017	**2016**	**2017**	**2016**
	(In Thousands)			
Pension Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 16,098	$ 16,229
Interest cost	—	—	706	754
Actuarial loss (gain)	—	—	2,649	602
Benefits paid	—	—	(1,533)	(1,487)
Benefit obligation at end of year	$ —	$ —	$ 17,920	$ 16,098
Postretirement Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 304	$ 527
Interest cost	—	—	12	23
Contribution by plan participants	—	—	20	22
Actuarial loss (gain)	—	—	(8)	(30)
Benefits paid	—	—	(63)	(90)
Plan amendments	—	—	—	(148)
Benefit obligation at end of year	$ —	$ —	$ 265	$ 304
Special or Contractual Benefits Per SSAP No. 11*				
Benefit obligation at beginning of year	$ —	$ —	$ —	$ —
Actuarial loss (gain)	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ —

* SSAP No. 11, *Postemployment Benefits and Compensated Absences* ("SSAP No. 11")

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits		Postretirement Benefits		Special or Contractual Benefits Per SSAP No. 11	
	2017	2016	2017	2016	2017	2016
	(In Thousands)					
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—
Reporting entity contribution	1,533	1,487	43	68	—	—
Plan participants' contributions	—	—	20	22	—	—
Benefits paid	(1,533)	(1,487)	(63)	(90)	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —

The funded status of the plans are as follows:

	Pension Benefits		Postretirement Benefits	
	2017	2016	2017	2016
	(In Thousands)			
Components:				
Prepaid benefit costs	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—
Accrued benefit costs	10,111	9,949	2,796	3,143
Liability for pension benefits	7,809	6,149	(2,531)	(2,839)
Assets and Liabilities recognized:				
Assets (nonadmitted)	$ —	$ —	$ —	$ —
Liabilities recognized	17,920	16,098	265	304
Unrecognized liabilities	$ —	$ —	$ —	$ —

57

(Dollar amounts in millions, unless otherwise stated)

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Special or Contractual Benefits Per SSAP No. 11		
	2017	2016	2015	2017	2016	2015	2017	2016	2015
				(In Thousands)					
Service cost	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	706	754	796	12	23	23	—	—	—
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	577	577	577	—	—	—	—	—	—
Gains and losses	467	329	567	(205)	(211)	(218)	—	—	—
Prior service cost or credit	(55)	(55)	(60)	(111)	(98)	(98)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 1,695	$ 1,605	$ 1,880	$ (304)	$ (286)	$ (293)	$ —	$ —	$ —

The amounts in unassigned funds (surplus) recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2017	2016	2015	2017	2016	2015
			(In Thousands)			
Items not yet recognized - prior year	$ 6,149	$ 6,398	$ 8,727	$ (2,839)	$ (2,970)	$ (3,263)
Net transition asset or obligation recognized	(577)	(577)	(577)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	—	(148)	—
Net prior service cost or credit recognized	55	55	60	111	98	98
Net gain and loss arising during period	2,649	602	(1,245)	(8)	(30)	(23)
Net gain and loss recognized	(467)	(329)	(567)	205	211	218
Items not yet recognized - current year	$ 7,809	$ 6,149	$ 6,398	$ (2,531)	$ (2,839)	$ (2,970)

The amounts in unassigned funds (surplus) expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2017	2016	2015	2017	2016	2015
			(In Thousands)			
Net transition asset or obligation recognized	$ 577	$ 577	$ 577	$ —	$ —	$ —
Net prior service cost or credit	(27)	(55)	(55)	(111)	(111)	(98)
Net recognized gains and losses	952	467	329	(202)	(173)	(215)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2017	**2016**	**2015**	**2017**	**2016**	**2015**
	(In Thousands)					
Net transition asset or obligation	$ 1,729	$ 2,306	$ 2,883	$ —	$ —	$ —
Net prior service cost or credit	(27)	(82)	(136)	(631)	(742)	(692)
Net recognized gains and losses	6,107	3,925	3,651	(1,900)	(2,097)	(2,278)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2017 and 2016 were as follows:

	2017	**2016**
Weighted average discount rate	3.64%	4.55%
Rate of increase in compensation level	N/A	N/A

Assumptions used in determining expense for the defined benefit plans and other benefit plan as of December 31, 2017, 2016 and 2015 were as follows:

	2017	**2016**	**2015**
Weighted average discount rate	4.55%	4.81%	4.36%
Rate of increase in compensation level	N/A	N/A	N/A

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.00%, decreasing gradually to 5.50% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2017 by $0.0. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2017 by $0.0.

The amount of accumulated benefit obligation for defined benefit pension plans was $17.9 and $16.1 as of December 31, 2017 and 2016, respectively.

The Company does not have any regulatory contribution requirements for 2018, and the Company currently intends to make voluntary contributions to the non-qualified defined benefit pension plan for 2018 of $1.1. The Company's expected future contributions are equal to its expected future benefit payments.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2018	$ 1,170
2019	1,155
2020	1,214
2021	1,205
2022	1,196
2021 through 2026	6,110

(Dollar amounts in millions, unless otherwise stated)

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of separate accounts business is as follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2017	
Premium, consideration or deposits for the year	$ 72,415
Reserves for separate accounts with assets at:	
Fair value	$ 1,483,145
Amortized cost	—
Total reserves	$ 1,483,145
Reserves for separate accounts by withdrawal characteristics:	
At fair value	$ 1,483,145
At book value without market value adjustment and with current surrender charge less than 5%	—
Subtotal	$ 1,483,145
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,483,145
December 31, 2016	
Premium, consideration or deposits for the year	$ 76,394
Reserves for separate accounts with assets at:	
Fair value	$ 1,335,655
Amortized cost	—
Total reserves	$ 1,335,655
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with current surrender charge of 5% or more	$ —
At fair value	1,335,655
At book value without market value adjustment and with current surrender charge less than 5%	—
Subtotal	$ 1,335,655
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,335,655

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2017 and 2016, the Company reported assets and liabilities from Individual Annuity and Individual Life product lines in separate accounts.

(Dollar amounts in millions, unless otherwise stated)

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
December 31, 2017		
Individual Life	$ 1,487,594	$ —
Individual Annuity	9,264	—
	$ 1,496,858	$ —
December 31, 2016		
Individual Life	$ 1,350,124	$ —
Individual Annuity	7,956	—
	$ 1,358,080	$ —

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. To compensate the general account for the risk taken, the separate account paid the following amount in risk charges:

Year ended	Risk Charges
	(In Thousands)
2017	$ 23
2016	24
2015	24
2014	22
2013	19

The Company's general account did not pay any separate account guarantees for the years ended December 31, 2017, 2016 and 2015.

The Company does not engage in securities lending transactions within its separate accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2017	**2016**	**2015**
	(In Thousands)		
Transfers as reported in the summary of operations of the separate accounts statement:			
Transfers to separate accounts	$ 72,415	$ 76,394	$ 79,174
Transfers from separate accounts	(91,811)	(83,040)	(95,437)
Transfers as reported in the summary of operations	$ (19,396)	$ (6,646)	$ (16,263)

(Dollar amounts in millions, unless otherwise stated)

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2017 and 2016 was $1.5 billion and $1.4 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

9. **Federal Income Taxes**

The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides that Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only to the extent the consolidated tax group actually uses the tax benefit of losses generated.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	Voya Financial Advisors, Inc.
Directed Services LLC	Voya Financial Partners, LLC
IB Holdings LLC	Voya Financial Products Company, Inc.
IIPS of Florida, LLC	Voya Financial, Inc.
ILICA LLC	Voya Funds Services, LLC
Langhorne I, LLC	Voya Holdings Inc.
Midwestern United Life Insurance Company	Voya Institutional Plan Services, LLC
Pomona Management LLC	Voya Investment Trust Co.
Rancho Mountain Properties, Inc.	Voya Institutional Trust Company
ReliaStar Life Insurance Company	Voya Insurance and Annuity Company
ReliaStar Life Insurance Company of New York	Voya Insurance Solutions, Inc.
Roaring River, LLC	Voya International Nominee Holdings, Inc.
Roaring River II, Inc.	Voya Investment Management Alternative Assets LLC
Roaring River IV Holding, LLC	Voya Investment Management Co. LLC
Roaring River IV, LLC	Voya Investment Management LLC
Security Life Assignment Corp.	Voya Investments Distributor, LLC
Security Life of Denver Insurance Company	Voya Investments, LLC
Security Life of Denver International Limited	Voya Payroll Management, Inc.
SLDI Georgia Holdings, Inc.	Voya Pomona Holdings LLC
Voya Alternative Asset Management LLC	Voya Realty Group LLC
Voya America Equities, Inc.	Voya Retirement Advisors, LLC
Voya Capital, LLC	Voya Retirement Insurance and Annuity Company
Voya Custom Investments LLC	Voya Services Company
Voya II Custom Investments LLC	

Under the intercompany tax sharing agreement, the Company has a (payable)/receivable of $9.9 at December 31, 2017 and had a (payable)/receivable of ($29.5) at December 31, 2016 to Voya Financial, Inc., an affiliate, for federal income taxes.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	Year ended December 31		
	2017	**2016**	**2015**
	(In Thousands)		
Federal tax expense (benefit) on operations	$ 7,243	$ (2,717)	$ 14,665
Federal tax (benefit) expense on capital gains and losses	(1,444)	(23,421)	2,354
Foreign tax expense	—	21	—
Total current tax expense incurred	$ 5,799	$ (26,117)	$ 17,019

The components of deferred tax asset and deferred tax liability that make up a Net Deferred Tax Asset (DTA) at December 31, 2017 and 2016 are as follows:

	12/31/17			12/31/16			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 234,517	$ 84,355	$ 318,872	$ 276,297	$ 155,657	$ 431,954	$ (41,780)	$ (71,302)	$ (113,082)
Statutory valuation allowance adjustments	—	—	—	1,051	—	1,051	(1,051)	—	(1,051)
Adjusted gross DTAs	234,517	84,355	318,872	275,246	155,657	430,903	(40,729)	(71,302)	(112,031)
Nonadmitted DTAs	21,639	—	21,639	70,376	103,568	173,944	(48,737)	(103,568)	(152,305)
Subtotal net admitted DTAs	212,878	84,355	297,233	204,870	52,089	256,959	8,008	32,266	40,274
Deferred tax liabilities	156,685	16,652	173,337	114,710	25,492	140,202	41,975	(8,840)	33,135
Net admitted DTA (DTL)	$ 56,193	$ 67,703	$ 123,896	$ 90,160	$ 26,597	$ 116,757	$ (33,967)	$ 41,106	$ 7,139

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2017 and 2016 are as follows:

	12/31/2017			12/31/2016			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
b. Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	55,071	68,825	123,896	90,160	26,597	116,757	(35,089)	42,228	7,139
1. Adjusted gross DTAs expected to be realized following the balance sheet date	55,071	68,825	123,896	90,160	26,597	116,757	(35,089)	42,228	7,139
2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	123,896	XXX	XXX	116,757	XXX	XXX	7,139
c. Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	157,807	15,530	173,337	114,710	25,492	140,202	43,097	(9,962)	33,135
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 212,878	$ 84,355	$ 297,233	$ 204,870	$ 52,089	$ 256,959	$ 8,008	$ 32,266	$ 40,274

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation are as follows:

	2017	2016
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	890.2%	891.8%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 904,114	$ 856,730

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2017		12/31/2016		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	(Amounts in Thousands)					
Adjusted gross DTAs	$ 234,517	$ 84,355	$ 275,246	$ 155,657	$ (40,729)	$ (71,302)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	80.26%	0.00%	83.62%	0.00%	(3.36)%
Net Admitted Adjusted Gross DTAs	$ 212,878	$ 84,355	$ 204,870	$ 52,089	$ 8,008	$ 32,266
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	0.00%	81.59%	0.00%	51.06%	0.00%	30.53%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	12/31/2017	12/31/2016	Change
	(In Thousands)		
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 514	$ 1,634	$ (1,120)
Unearned premium reserve	1	3	(2)
Policyholder reserves	87,518	69,920	17,598
Investments	79,769	99,065	(19,296)
Deferred acquisition costs	56,243	84,117	(27,874)
Policyholder dividends accrual	826	1,440	(614)
Compensation and benefits accrual	1,592	2,884	(1,292)
Pension accrual	4,265	6,844	(2,579)
Receivables - nonadmitted*	1,531	2,852	(1,321)
Tax credit carry-forward	1	1,053	(1,052)
Other (including items <5% of total ordinary tax assets)	2,257	6,485	(4,228)
Subtotal	234,517	276,297	(41,780)
Statutory valuation allowance adjustment	—	1,051	(1,051)
Nonadmitted	21,639	70,376	(48,737)
Admitted ordinary deferred tax assets	$ 212,878	$ 204,870	$ 8,008
Capital:			
Investments	$ 84,355	$ 155,657	$ (71,302)
Subtotal	84,355	155,657	(71,302)
Nonadmitted	—	103,568	(103,568)
Admitted capital deferred tax assets	84,355	52,089	32,266
Admitted deferred tax assets	$ 297,233	$ 256,959	$ 40,274
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 72,298	$ 62,058	$ 10,240
Deferred and uncollected premiums	1,713	2,042	(329)
Policyholder reserves	58,650	3,574	55,076
Interest on surplus notes	24,024	47,035	(23,011)
Subtotal	$ 156,685	$ 114,709	$ 41,976
Capital:			
Investments	$ 16,652	$ 25,493	$ (8,841)
Subtotal	16,652	25,493	(8,841)
Total deferred tax liabilities	$ 173,337	$ 140,202	$ 33,135
Net deferred tax assets/liabilities	$ 123,896	$ 116,757	$ 7,139

* Includes other nonadmitted assets

See Effective Rate Reconciliation for the estimated impact of the Tax Cuts and Jobs Act ("Tax Reform") on the Company's net adjusted gross deferred tax assets.

(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017 and 2016, the Company had valuation allowances of $0.0 and $1.1, respectively, that relate to foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	Year Ended December 31					
	2017		**2016**		**2015**	
	Amount	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**
	(Amounts In Thousands)					
Ordinary income (loss)	$ 60,002		$ 70,857		$ 69,544	
Capital losses	3,992		(3,794)		(297,004)	
Total pretax income (loss)	63,994		67,063		(227,460)	
Expected tax expense (benefit) at 35% statutory rate	22,398	35.0 %	23,472	35.0 %	(79,611)	35.0 %
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(1,209)	(1.9)%	(3,409)	(5.1)%	(2,876)	1.3 %
b. Interest maintenance reserve	9,590	15.0 %	2,643	3.9 %	(2,188)	1.0 %
c. Reinsurance	(6,263)	(9.8)%	(5,255)	(7.8)%	(8,178)	3.6 %
d. Interest in limited liability company	447	0.7 %	436	0.7 %	202	(0.1)%
e. Tax credits	—	— %	399	0.6 %	148	(0.1)%
f. Change in valuation allowance	—	— %	(399)	(0.6)%	(148)	0.1 %
g. Prior year tax	—	— %	—	— %	(2,602)	1.1 %
h. Liquidation of subsidiary	—	— %	—	— %	98,427	(43.3)%
i. Other	64	0.1 %	58	0.1 %	(109)	— %
j. Rate change	97,540	152.4 %	—	— %	—	— %
Total income tax reported	$ 122,567	191.5 %	$ 17,945	26.8 %	$ 3,065	(1.4)%
Current income taxes incurred	$ 5,798	9.0 %	$ (26,117)	(38.9)%	$ 17,019	(7.5)%
Change in deferred income tax*	116,769	182.5 %	44,062	65.7 %	(13,954)	6.1 %
Total income tax reported	$ 122,567	191.5 %	$ 17,945	26.8 %	$ 3,065	(1.4)%

* Excluding tax on unrealized gains (losses) and other surplus items.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to

(Dollar amounts in millions, unless otherwise stated)

U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) changing rules related to limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

The NAIC SAP Working Group adopted Interpretation ("INT") 18-01, *Updated Tax Estimates under the Tax Cuts and Jobs Act*. The guidance addresses situations where an insurance company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under SSAP No. 101 for certain income tax effects of Tax Reform for the reporting period of enactment. The guidance allows the Company to provide a provisional estimate of the impacts of Tax Reform as of December 31, 2017 and requires all accounting impacts to be completed within one year of the enactment date. Changes in provisional estimates will be recognized as a change in accounting estimate under SSAP No. 3. INT 18-01 also requires the remeasurement of DTAs and DTLs to be allocated to three components of surplus: change in net unrealized capital gain/loss, change in net deferred income tax and change in nonadmitted assets.

In reliance on INT 18-01, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future, resulting in a one-time reduction in its net adjusted gross deferred tax assets of $97.5 as of December 31, 2017. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in INT 18-01.

As of December 31, 2017, the Company's tax credit and net operating loss carry forward originated and expires as follows:

	Year of Origination	Year of Expiration	Amount
			(In Thousands)
Low Income Housing Tax Credit	2015	2035	1
Net Operating Loss	2016	2031	2,908

As of December 31, 2017, the Company has an alternative minimum tax credit carry forward of $0.3

There are no amounts of federal income tax incurred that will be available for recoupment in the event of future net losses from 2017, 2016 and 2015.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2017.

(Dollar amounts in millions, unless otherwise stated)

The Company has no unrecorded tax liability as of December 31, 2017.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2017 and 2016 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2017			
Fixed credit at time of purchase	NC	$ 512	$ 585
Fixed credit at time of purchase	AL	414	74
Total State Tax Credits		$ 926	$ 659
December 31, 2016			
Fixed credit at time of purchase	NC	$ 657	$ 780
Fixed credit at time of purchase	AL	414	199
Low Income Housing Investment	GA	24	38
Total State Tax Credits		$ 1,095	$ 1,017

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2017 or 2016.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes, projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits. The Company did not recognize an impairment loss on state transferable and non-transferable tax credits for the year ended December 31, 2017 and 2016, respectively.

The Company had no unrecognized tax contingencies as of December 31, 2017 and 2016, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheet and statement of operations, respectively. The Company had no accrued interest or penalties as of December 31, 2017, 2016 and 2015.

Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

(Dollar amounts in millions, unless otherwise stated)

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2017, Midwestern United Life Insurance Company ("Midwestern"). The Company also has two wholly owned non-insurance subsidiaries, Voya America Equities, Inc. ("VAE"), and Roaring River IV Holding, LLC ("RR4H"). RR4H has one wholly owned insurance subsidiary, Roaring River IV, LLC ("RRIV"). RR4H and RRIV were created on August 6, 2013. As of December 31, 2017, the Company's book adjusted carrying value of RR4H is $73.8.

At December 31, 2014, RR4H had one wholly owned non-insurance subsidiary, Roaring River III, Holding ("RR3H"). On April 30, 2014, the Company transferred its 100% ownership of RR3H to RR4H. On June 26, 2015, the Board of RR4H declared a dividend to be paid to the Company in the form of all issued and outstanding membership interest in RR3H. Following payment of the dividend, RR3H became a wholly owned non-insurance subsidiary of the Company. RR3H, along with its wholly owned insurance subsidiary Roaring River III ("RRIII"), was dissolved as of December 31, 2015.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2017		**2016**	
	(In Thousands)			
Common stock (cost - $41,246 in 2017 and $41,246 in 2016)	$	126,113	$	133,136
Limited liability companies (cost - $190,795 in 2017 and $185,358 in 2016)		73,761		90,568
Total investment in subsidiaries	$	199,874	$	223,704

At December 31, 2017, the Company had no amounts nonadmitted related to its investment in SCA entities. The Company carries its investment in VAE at $1.9. On June 6, 2017, the Company submitted the required Sub-2 filing for VAE with a valuation amount of $1.9 as of December 31, 2016. The NAIC confirmed the valuation on June 8, 2017. The Company does not have any investments for which the audited statutory equity reflects a departure from NAIC SSAP.

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2017		**2016**		**2015**	
	(In Thousands)					
Revenues	$	26,549	$	27,575	$	30,559
(Loss) income before net realized gains on investments		(53,720)		4,197		(8,521)
Net (loss) income		(53,172)		4,206		(7,912)
Admitted assets		308,251		327,271		325,687
Liabilities		108,377		103,383		107,478

72

(Dollar amounts in millions, unless otherwise stated)

On August 6, 2013, the Company created RR4H, a wholly owned non-insurance company subsidiary. On the same date, RRIV, a wholly owned subsidiary of RR4H, was created pursuant to the laws of the State of Missouri. On December 31, 2013, RRIV received its licensure as a special purpose financial captive reinsurance company ("Captive"), from the Missouri Department of Insurance. The following table summarizes key financial information related to RR4H and RRIV:

| | December 31 | | |
	2017	2016	2015
	(In Thousands)		
Carrying Value of RR4H	$ 73,761	$ 90,600	$ 88,700
Contributed Capital to RR4H	22,437	700	24,100
Return of Capital from RR4H	17,000	—	—
Contributed Capital from RR4H to RRIV	46,437	700	12,100
Return of Capital from RRIV to RR4H	25,000	—	—
Ceded Premium to RRIV	29,623	38,853	44,247
Ceded Reserves to RRIV	1,249,826	1,158,680	1,159,446
Ceded Insurance In Force to RRIV	3,015,310	2,937,001	3,007,925

The Captive was created to provide reinsurance to the Company in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or Actuarial Guideline 38 – The Application of the Valuation of Life Insurance Policies Model Regulation ("AG 38").

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | | |
	2017	2016	2015
	(In Thousands)		
Premiums	$ 2,244,304	$ 2,280,607	$ 2,048,067
Benefits paid or provided	2,433,541	2,278,892	2,163,457
Policy and contract liabilities at year end	11,661,197	11,461,680	11,519,585

(Dollar amounts in millions, unless otherwise stated)

The Company does not have any reinsurance agreement in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $2.1 billion, $2.0 billion and $1.3 billion for 2017, 2016 and 2015, respectively.

The Company estimates that an aggregate reduction in surplus of $7.6 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2017. The amount estimated for the years ended December 31, 2016 and 2015 was $7.7 billion and $7.9 billion, respectively.

The amount of reinsurance credits taken by the Company for new agreements executed or existing agreements amended during 2017 which include policies or contracts which were in force or which had existing reserves established by the Company as of the effective date of the agreement is $0.0.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the lesser of (1) 10% of the insurer's policyholder surplus as of the preceding December 31 or (2) the insurer's net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. An extraordinary dividend or distribution cannot be paid without the prior approval of the Colorado Division of Insurance.

The Company has three surplus notes which are owned by a related party, SLDI Georgia Holdings, Inc., with a carrying and par value of $80.0, $52.0 and $61.0 as of December 31, 2017. The two original surplus notes were issued to the Company's parent, Voya Financial, Inc., and on January 1, 2001, were assigned to an affiliate, Voya Holdings. On November 24, 2009, the surplus notes transferred beneficial ownership from Voya Holdings to SLDI Georgia Holdings, Inc.

The first surplus note was issued in 1994, and the second one was issued in 2000. The terms of each surplus note allow the Company to draw up to $100.0 at its discretion. The draw down period for the first surplus note ends on December 29, 2021, and for the second surplus note ends on December 29, 2019. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest

(Dollar amounts in millions, unless otherwise stated)

over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/ or interest made is subject to the prior approval of the Colorado Insurance Commissioner. Principal and interest paid for the year ended December 31, 2017 was $60.4.There were no principal or interest payments in 2016 or 2015. The amount of unapproved interest and/or principal associated with the first surplus note is $68.5, $80.7, and $76.2 as of December 31, 2017, 2016, and 2015, respectively. The amount of the unapproved interest and/or principal associated with the second surplus note is $45.6, $53.7, and $50.7 as of December 31, 2017, 2016, and 2015, respectively.

The third surplus note was issued in 2017. The new surplus note has a principal amount of $61.0 and a maturity date of April 15, 2042. The principal sum is payable at maturity. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.65%, adjusted annually. No principal or interest on the new surplus note can be paid without the prior approval of the Colorado Insurance Commissioner. Principal and interest paid for the year ended December 31, 2017 was $0.9. The amount of the unapproved interest and/or principal associated with the third surplus note is $0.4 as of December 31, 2017.

On July 5, 2017, the Company declared an ordinary dividend in the amount of $73.0, which was paid to its sole shareholder, Voya Financial, Inc., on August 2, 2017, after providing notice to the Colorado Division of Insurance.

On June 29, 2016, the Company declared an ordinary dividend in the amount of $54.0, which was paid to its sole shareholder, Voya Financial, Inc., on August 1, 2016, after providing notice to the Colorado Division of Insurance.

On July 2, 2015, the Company declared an extraordinary distribution in the amount of $130.0, subject to the approval of the Colorado Division of Insurance, which was paid to its sole shareholder, Voya Financial, Inc. on July 31, 2015, after receipt of such approval.

On June 3, 2015, the Company declared an ordinary dividend in the amount of $111.0, which was paid to its sole shareholder, Voya Financial, Inc., on June 25, 2015, after providing notice to the Colorado Division of Insurance.

See Note 10 for details on the Company's capital transactions with its wholly-owned and indirect subsidiaries.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life

(Dollar amounts in millions, unless otherwise stated)

and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

13. Fair Values of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

> *Bonds and equity securities*: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100, *Fair Value* ("SSAP No. 100"). Valuations are obtained from third party

(Dollar amounts in millions, unless otherwise stated)

commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.84% and 8.53% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices and London

(Dollar amounts in millions, unless otherwise stated)

Interbank Offered Rates ("LIBOR") and Overnight Indexed Swap Rates ("OIS"). Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Bonds and other invested assets: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds and other invested assets are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker

(Dollar amounts in millions, unless otherwise stated)

quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds and other invested assets are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain interest rate swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Mortgage loans: The fair values for mortgage loans are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans are classified as Level 3.

(Dollar amounts in millions, unless otherwise stated)

Contract loans: The fair value of contract loans approximates the carrying value of the loans. Contract loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 1.

Deposit type contracts: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3. For certain deposit type contracts, fair value is estimated by discounting cash flows at rates that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Supplementary contracts and immediate annuities: Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2017

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2017:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 9,587,883	$ 8,627,017	$ 466,523	$ 8,886,256	$ 235,105
Preferred stock	23,864	22,477	—	—	23,864
Common stock	24,749	24,749	—	22,805	1,944
Mortgage loans	1,244,417	1,231,291	—	—	1,244,417
Contract loans	1,037,127	1,037,127	1,037,127	—	—
Other invested assets	102,400	80,132	—	102,332	68
Cash, cash equivalents and short-term investments	161,162	161,168	94,667	66,495	—
Derivatives					
Credit contracts	5,205	1,990	—	5,205	—
Equity contracts	182,493	182,494	—	28,995	153,498
Foreign exchange contracts	4	4	—	4	—
Interest rate contracts	10,864	10,697	—	10,864	—
Separate account assets	1,496,858	1,496,858	1,447,232	49,626	—
Total Assets	$ 13,877,026	$ 12,876,004	$ 3,045,549	$ 9,172,582	$ 1,658,896
Liabilities:					
Supplementary contracts and immediate annuities	$ 34,494	$ 24,200	$ —	$ —	$ 34,494
Deposit type contracts	686,007	645,533	—	685,572	435
Derivatives					
Credit contracts	225	225	—	225	—
Equity contracts	7,783	7,783	—	7,783	—
Foreign exchange contracts	441	400	—	441	—
Interest rate contracts	16,376	5,617	47	16,329	—
Total return swaps	45,028	45,028	—	—	45,028
Total Liabilities	$ 790,354	$ 728,786	$ 47	$ 710,350	$ 79,957

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2017.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2016:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
		(In Thousands)			
Assets:					
Fixed maturities, including securities pledged	$ 8,452,981	$ 7,862,357	$ 442,332	$ 7,831,835	$ 178,814
Preferred stock	23,308	22,477	—	—	23,308
Common stock	4,682	4,682	—	4,682	—
Mortgage loans	1,199,831	1,175,081	—	—	1,199,831
Contract loans	1,053,343	1,053,343	1,053,343	—	—
Other invested assets	84,989	65,742	—	84,896	93
Cash, cash equivalents and short-term investments	92,645	92,643	57,713	34,930	2
Derivatives					
Credit contracts	4,532	2,534	—	4,532	—
Equity contracts	90,540	90,539	—	13,873	76,667
Foreign exchange contracts	9,619	4,811	—	9,619	—
Interest rate contracts	18,902	17,237	—	18,902	—
Separate account assets	1,358,080	1,358,080	1,308,594	49,486	—
Total Assets	$ 12,393,452	$ 11,749,526	$ 2,861,982	$ 8,052,755	$ 1,478,715
Liabilities:					
Supplementary contracts and immediate annuities	$ 39,941	$ 26,228	$ —	$ —	$ 39,941
Deposit type contracts	410,976	408,246	—	410,439	537
Derivatives					
Foreign exchange contracts	4,914	4,907	—	4,914	—
Interest rate contracts	27,394	11,275	111	27,283	—
Total return swaps	53,824	53,824	—	—	53,824
Total Liabilities	$ 537,049	$ 504,480	$ 111	$ 442,636	$ 94,302

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2016.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
Other asset-backed	$ —	$ 1,498	$ —	$ 1,498
Common stock	—	22,805	1,944	24,749
Derivatives				
Equity contracts	—	28,995	153,498	182,493
Foreign exchange contracts	—	4	—	4
Interest rate contracts	—	10,697	—	10,697
Separate account assets	1,447,232	49,626	—	1,496,858
Total assets	$ 1,447,232	$ 113,625	$ 155,442	$ 1,716,299
Liabilities:				
Deposit type contracts	$ —	$ 179,333	$ —	$ 179,333
Derivatives				
Credit contracts	—	225	—	225
Equity contracts	—	7,783	—	7,783
Foreign exchange contracts	—	235	—	235
Interest rate contracts	—	5,617	—	5,617
Total return swap	—	—	45,028	45,028
Total liabilities	$ —	$ 193,193	$ 45,028	$ 238,221

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2017

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,410	$ —	$ 3,410
Foreign	—	—	65	65
Other asset-backed	—	—	396	396
Common stock	—	4,682	—	4,682
Derivatives				
Equity contracts	—	13,873	76,667	90,540
Foreign exchange contracts	—	4,805	—	4,805
Interest rate contracts	—	17,236	—	17,236
Separate account assets	1,308,594	49,486	—	1,358,080
Total assets	$ 1,308,594	$ 93,492	$ 77,128	$ 1,479,214
Liabilities:				
Deposit type contracts	$ —	$ 152,293	$ —	$ 152,293
Derivatives				
Foreign exchange contracts	—	4,907	—	4,907
Interest rate contracts	—	11,275	—	11,275
Total return swaps	—	—	53,824	53,824
Total liabilities	$ —	$ 168,475	$ 53,824	$ 222,299

The Company did not have any security transfers between Level 1 and Level 2 during 2017. There were transfers between Level 1 and Level 2 due to a reassessment of FHLB common stock during the year ended December 31, 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

84

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2017:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Foreign	$ 65	$ —	$ (65)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Other asset-backed	396	—	(538)	—	—	142	—	—	—	—
Common Stock	—	—	—	—	—	1,944	—	—	—	1,944
Derivatives										
Equity contracts	76,667	—	—	7,574	66,475	30,820	—	(28,038)	—	153,498
Total return swaps	(53,824)	—	—	4,890	3,906	—	—	—	—	(45,028)
Total	$ 23,304	$ —	$ (603)	$ 12,464	$ 70,381	$ 32,906	$ —	$ (28,038)	$ —	$ 110,414

Transfers in and out of Level 3 during the year ended December 31, 2017 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes, when prices are not available from one of the commercial pricing services, are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2016:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Foreign	$ 98	$ 3,357	$ (2,723)	$ (16)	$ (651)	$ —	$ —	$ —	$ —	$ 65
Corporate	—	1,000	(950)	—	(50)	—	—	—	—	—
Other asset-backed	—	396	—	—	—	—	—	—	—	396
Equity contracts	54,765	—	—	(2,618)	10,549	25,755	—	(11,784)	—	76,667
Total return swaps	(64,922)	—	—	4,779	11,841	(5,522)	—	—	—	(53,824)
Total	$ (10,059)	$ 4,753	$ (3,673)	$ 2,145	$ 21,689	$ 20,233	$ —	$ (11,784)	$ —	$ 23,304

Transfers in and out of Level 3 during the year ended December 31, 2016 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

14. Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position. The Company recorded a liability of $0.0 related to this guarantee as of December 31, 2017. The maximum potential amount of future payments related to this guarantee is $100.7 as of December 31, 2017. The Company was not required to make any payments related to this guarantee during the year ended 2017.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an aggregate compilation of the Company's guarantees as of December 31, 2017 (in thousands):

Maximum Potential of Required Future Payments	$	100,736
Current Liability Recognized:		
Noncontingent liabilities	$	—
Contingent liabilities		—
Ultimate Impact if Action Required Under Guarantee:		
Subsidiary policy claim guarantee - Midwestern	$	100,736
Other		—
Total	$	100,736

Operating Leases: The Company is party to certain cost sharing agreements and service agreements with other affiliated Voya Financial, Inc. companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2017, 2016 and 2015 under this cost-sharing methodology.

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of the investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

(Dollar amounts in millions, unless otherwise stated)

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and commercial mortgages of $166.4 and $78.5 at December 31, 2017 and 2016, respectively. The Company is also committed to provide additional capital contributions of $199.8 and $113.6 at December 31, 2017 and 2016, respectively, in partnerships.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include holdings of U.S. Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

On December 20, 2017, the Company's ultimate parent, Voya Financial, Inc., entered into a MTA with VA Capital and Athene Holding Ltd ("Athene") pursuant to which a wholly owned subsidiary of VA Capital will acquire certain of Voya Financial's assets, including all of the shares of capital stock of the Company's affiliate, Voya Insurance and Annuity Company ("VIAC"). The transaction is expected to close prior to the end of the third quarter of 2018. Following closing, all existing businesses of VIAC, except for its fixed and variable annuity

(Dollar amounts in millions, unless otherwise stated)

segments, will be reinsured to third parties, including one or more current affiliates of the Company.

On December 21, 2017, in response to Voya Financial's announcement that it has entered into the MTA, rating agencies took the following rating actions:

AM Best placed under review with developing implications the "A" financial strength ratings of the Company.

Fitch affirmed the "A" financial strength rating of the Company and maintained its Stable outlook.

S&P affirmed the Company's "A" financial strength rating and revised its outlook on the ratings to Positive from Stable.

Moody's affirmed with a Stable outlook the Company's "A2" financial strength rating of the Company.

Prior to 2017, rating agencies took the following ratings actions:

On November 17, 2016, the "A" insurer financial strength rating of the Company was affirmed with a Stable outlook by A.M. Best.

On April 8, 2016 and subsequently on September 20, 2016: Fitch affirmed the "A" financial strength rating of the Company and maintained its Stable rating outlook.

On June 29, 2016, S&P affirmed the Company's "A" financial strength rating and maintained its Stable outlook.

The ratings of the Company by the rating agencies reflect a broader view of how the financial services industry is being challenged by the current economic environment, but are also based on the rating agencies' specific views of the Company's financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities, and direct or implied support from the parent companies, among other factors.

15. Financing Agreements

The Company has entered into a reciprocal loan agreement with Voya Financial, Inc. to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2025, the Company and Voya

(Dollar amounts in millions, unless otherwise stated)

Financial, Inc. can borrow up to 3% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Effective January 2014, interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.2, $0.0 and $0.1 for the years ended December 31, 2017, 2016 and 2015, respectively.

There was minimal interest expense incurred on borrowed money for the years ended December 31, 2017 and 2016, respectively, and no interest expense incurred on borrowed money for the year ended 2015.

As of December 31, 2017 and 2016, the Company had $61.0, and $0.0 outstanding receivable and no outstanding payable in either period from Voya Financial, Inc. under the reciprocal loan agreement.

As of December 31, 2017, the Company is the beneficiary of letters of credit totaling $645.7. The terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

16. Related Party Transactions

The Company has entered into various management and services contracts and cost sharing arrangements with other affiliated Voya Financial, Inc. companies are allocated among companies in accordance with systematic cost allocation methods. The Company's material related party agreements are detailed below:

Investment Management: The Company has entered into an investment advisory agreement with Voya Investment Management LLC ("VIM") under which VIM provides the Company with investment management services. The Company has entered into an administrative services agreement with VIM under which VIM provides the Company with asset liability management services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $16.0, $16.6 and $17.0, respectively.

Service Agreements: The Company has entered into an inter-insurer services agreement with its U.S. insurance company affiliates and other affiliates (collectively, the "affiliates") whereby the affiliates provide certain administrative, management, professional, advisory, consulting, and other services to each other. For the years ended December 31, 2017, 2016, and 2015 expenses were incurred in the amounts of $30.3, $29.4 and $25.4, respectively.

The Company has entered into a services agreement with VSC whereby VSC provides certain administrative, management, professional, advisory, consulting and other services to the Company. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $58.8, $59.6 and $52.7, respectively.

(Dollar amounts in millions, unless otherwise stated)

Tax Sharing Agreements: See Note 9 for disclosure related to the federal tax sharing agreement.

The Company has also entered into a state tax sharing agreement with Voya Financial, Inc. and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on retrospective-based estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated and recorded this liability to be $1.0 and $1.0 as of 2017 and 2016, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets of $1.4 and $1.4 as of 2017 and 2016, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets expected to be realized and the additional industry support expected to be paid are unknown at this time.

There were no premium tax offsets or policy surcharges where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R, *Liabilities, Contingencies and Impairments of Assets* ("SSAP No. 5R").

The following table shows a reconciliation of assets recognized between the years of 2017 and 2016:

	December 31		
	2017		**2016**
	(In Thousands)		
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$ 1,404	$	1,667
Decreases current year:			
Premium tax offset applied	—		(263)
Changes in premium tax offset capacity/other adjustments	(259)		—
Increases current year:			
Premium tax offset applied	11		—
Creditable assessments remitted	239		—
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$ 1,395	$	1,404

(Dollar amounts in millions, unless otherwise stated)

The following tables show guaranty fund liabilities and assets related to assessments from insolvencies as of December 31, 2017:

Discount Rate Applied	4.25%

The Undiscounted and Discounted Amount of the Guaranty Fund Assessments and Related Assets by Insolvency:

Name of Insolvency	Guaranty Fund Assessment		Related Assets	
	Undiscounted	Discounted	Undiscounted	Discounted
	(In Thousands)			
Penn Treaty	$ 1	$ 1	$ 1	$ 1
ANIC	—	—	—	—

Number of Jurisdictions, Ranges of Years Used to Discount and Weighted Average Number of Years of the Discounting Time Period for Payables and Recoverables by Insolvency:

Name of Insolvency	Payables			Recoverables		
	Number of Jurisdictions	Range of Years	Weighted Average Number of Years	Number of Jurisdictions	Range of Years	Weighted Average Number of Years
Penn Treaty	50	0-69	11	44	0-20	5
ANIC	50	0-69	14	44	0-20	5

18. Accident and Health Contracts

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31	
	2017	2016
	(In Thousands)	
Balance at January 1	$ 318,112	$ 286,740
Less reinsurance recoverables	461	512
Net balance at January 1	317,651	286,228
Incurred related to:		
Current year	187,413	138,716
Prior years	221	431
Total incurred	187,634	139,147
Paid related to:		
Current year	75,261	59,542
Prior years	55,821	48,182
Total paid	131,082	107,724
Net balance at December 31	374,203	317,651
Plus reinsurance recoverables	599	461
Balance at December 31	$ 374,802	$ 318,112

(Dollar amounts in millions, unless otherwise stated)

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheet.

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

As a result of a modified coinsurance reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

The Company currently does not actively write any health insurance premium subject to the Affordable Care Act Risk sharing provisions. As a result, the Company does not have any admitted assets, liabilities or revenue elements under any program regarding the risk sharing provisions of the Affordable Care Act for the reporting periods ended December 31, 2017 and 2016.

19. Subsequent Events

The Company is not aware of any events occurring subsequent to December 31, 2017 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2017 through April 3, 2018, the date the statutory financial statements were available to be issued.

Part C
OTHER INFORMATION

Item 26   **Exhibits**

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 1, 1997; File No. 33-88148.)

(9)   Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

(10)   Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(11)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(12) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(13) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(14) Intercompany Agreement, effective as of January 1, 2010, between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(15) Amendment No. 1 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(16) Amendment No. 2 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 12, 2014; File No. 333-147534.)

(17) Amendment No. 3 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 16, 2015; File No. 333-147534.)

(18) Amendment No. 4 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(19) Amendment No. 5 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 7, 2017; File No. 333-147534.)

(20) Termination Amendment, effective as of April 30, 2017, to the Intercompany Agreement effective January 1, 2010, by and between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2018; File No. 333-147534.)

(21) Intercompany Agreement, effective as of January 1, 2010, between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(22) Amendment No. 1 to the Intercompany Agreement between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(23) Amendment No. 2 to the Intercompany Agreement between ING Investment Management LLC (now known as Voya Investment Management LLC) and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 12, 2014; File No. 333-147534.)

(24) Amendment No. 3 to the Intercompany Agreement between Voya Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(25) Amendment No. 4 to the Intercompany Agreement between Voya Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 7, 2017; File No. 333-147534.)

(26) Amendment No. 5 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2018; File No. 333-147534.)

(27) Amendment No. 6 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2018; File No. 333-147534.)

(d) (1) Variable Universal Life Insurance Policy (Form No. 2519(JTVUL)-12/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(2) Accelerated Benefit Rider (R2030-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(3) Adjustable Term Insurance Rider (Form No.R2033-12/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(4) Guaranteed Minimum Accumulation Benefit Rider (Form No. R2034-12/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(5) Overloan Lapse Protection Rider (Form No. R2028-0/07). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on September 7, 2007; File No. 333-143973.)

(e) (1) Individual Life Insurance Application (Form No. ICC09 153756). (Incorporated herein by reference to the Form N-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on July 9, 2010; File No. 333-168047.)

(2) Fund Allocation of Premium Payments Form (Form No. 139191 05/01/2016). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(f) (1) Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(4) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g) Not Applicable.

(h) (1) (a) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company, on Behalf of Itself and its Separate Accounts and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(c) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(f) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h) Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i) Amendment No. 1 to Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2) (a) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) (a) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(b) Amendment No. 2 dated as of April 1, 2015, to the Fund Participation Agreement dated April 30, 2003, as amended, by and among Voya Insurance and Annuity Company; Voya Retirement Insurance and Annuity Company; ReliaStar Life Insurance Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; and the American Funds Insurance Series. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(c) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(d) Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(e) Amendment No. 3 dated as of April 1, 2015, to the Business Agreement dated April 30, 2003, as amended, by and among Voya Insurance and Annuity Company; Voya Retirement Insurance and Annuity Company; ReliaStar Life Insurance Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; and the American Funds Insurance Series. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(f) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File Number 333-47527.)

(4) (a) Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(b) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(c) Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(d) Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(e) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(f) Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(g) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(5) (a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(j)   Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(k)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(n)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(p)   First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(q)   Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(r)   Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(s)   Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(t) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(bb) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(cc) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(dd) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(ee) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, as filed on April 9, 2007; File No. 333-47527.)

(6) (a) Participation Agreement among Invesco Variable Investment Funds, Inc., Invesco Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between Invesco Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(7) (a) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(b) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(8) (a) Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment dated February 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(c) Amendment dated May 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(d) Amendment dated May 1, 2002, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Amendment dated May 1, 2003, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(f) Shareholder Information Agreement (Rule 22C-2 Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2007; File No. 333-117329.)

(9) (a) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(c) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(d) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File No. 333-47527.)

(10) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(11) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(12) (a) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(c) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(d) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(13) (a) Fund Participation, Administrative and Shareholder Services Agreement, made and entered into as of July 25, 2016, and effective on the December 31, 2015, by and between Security Life of Denver Insurance Company, Voya America Equities, Inc., Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-6, File Number 333-147534, as filed on April 7, 2017.

(b) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney.

Item 27 Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Director and President
Charlie P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith, 230 Park Avenue, New York, NY 10169	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Actuary

C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matt Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Kenneth S. Beck, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Vice President and Appointed Actuary
Debra M. Bell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President and Chief Compliance Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Laurie J. Rasanen, 699 Walnut Street, Des Moines, IA 50309	Vice President
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Elizabeth L. Schroeder, One Orange Way, Windsor, CT 06095-4774	Vice President
Amy Jo Wiese, 699 Walnut Street, Des Moines, IA 50309	Vice President
Joseph N. Fick, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Vice President and Illustration Actuary
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

[*] These individuals may also be directors and/or officers of other affiliates of the Company.

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 69 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 333-01107), as filed with the Securities and Exchange Commission on April 4, 2018.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Additionally, Section 13 of the Security Life Distribution Agreement with Voya America Equities, Inc. generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by Voya America Equities, Inc.) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. Voya America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York.

(b)   *Management of Voya America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Kurt T. Fasen, 20 Washington Avenue South, Minneapolis, MN 55401	Director
Chad J. Tope, 699 Walnut Street, Des Moines, IA 50309	Director, President and Chief Executive Officer
Laurie J. Rasanen, 699 Walnut Street, Des Moines, IA 50309	Director, Vice President and Chief Operating Officer
Kristine H. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer/Financial and Operations Principal
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Risk Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
Jesus L Montano, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Chief Information Security Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Debra M. Bell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer

Keith J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Cynthia S. Craytor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
James Ensley, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Andy M. Kallenberg, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Keith C. Watkins, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2017 Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
Voya America Equities, Inc.				$8,052,009

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 8055 East Tufts Avenue, Suite 710, Denver, CO 80237 and by Voya Services Company, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 12 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 10th day of April, 2018.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By: Carolyn M. Johnson*
       Carolyn M. Johnson
       President
       (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 12 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Carolyn M. Johnson* Carolyn M. Johnson	Director and President (principal executive officer)	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Charles P. Nelson* Charles P. Nelson	Director	April 10, 2018
Chetlur S. Ragavan* Chetlur S. Ragavan	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	
Michael R. Katz* Michael R. Katz	Senior Vice President and Chief Financial Officer (principal financial officer)	

By: /s/ J. Neil McMurdie
       J. Neil McMurdie
       *Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney